Form 10-K, Exhibit 13
period 1994-08-31
AMCAST INDUSTRIAL CORP
filed 1994-11-29
CIK 27425

                                                                    EXHIBIT 13.1

MANAGEMENT'S DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

($ in thousands except per share amounts)

RESULTS OF CONTINUING OPERATIONS
- - --------------------------------

   Net sales were $271,856, $222,643, and $236,805 in 1994, 1993, and 1992,
respectively. In 1994, sales increased 22.1% due to a strong plumbing market and increased demand for aluminum wheels and automotive components. Sales decreased 6.0% in 1993, primarily due to lower unit demand for aluminum wheels in the Engineered Components segment.

   The gross profit percent was 21.8%, 22.6%, and 22.1% in 1994, 1993, and 1992, respectively. Gross profit decreased as a percent of sales in 1994, primarily due to the underutilization of two recently completed automotive parts plants. The higher gross profit percent in 1993, resulted from improved pricing for copper plumbing products and lower costs for copper used in many of the company's flow control products. These improvements were partially offset by reduced unit volumes for copper plumbing products and lower demand for aluminum wheels.

   Selling, general and administrative expenses, as a percent of sales, were 13.3% in 1994, 14.2% in 1993, and 13.1% in 1992. Expenses decreased as a percent of sales in 1994 as sales increased 22.1% while expenses increased 14.4% resulting from higher sales and marketing costs and, expenditures to support business expansion activities. The primary reason for the increase, as a percent of sales, in 1993 was due to lower sales volumes compared to 1992 as sales decreased 6.0%.

   Interest expense was $1,594, $1,266, and $2,923 in 1994, 1993, and 1992,
respectively. Average borrowings were down in 1994, however, interest expense was higher compared to 1993 when interest was capitalized during the construction period of two new manufacturing facilities. Interest rates were slightly higher in 1994. In 1993, interest expense declined as a result of lower average borrowings during the year.

   Other income was $441, $1,187, and $388 in 1994, 1993, and 1992, respectively. Other income was higher in 1993 compared to 1994 and 1992, primarily due to the gain realized in the fourth quarter on disposal of a facility.

   The effective tax rates for 1994, 1993, and 1992 were 34.5%, 36.0%, and 36.0%, respectively. The effective tax rate decreased in 1994 compared to 1993 primarily due to the tax benefit derived from the conversion of Castings Technology Corporation, a 60% owned joint venture, to a partnership.

   During the fourth quarter of 1993, the company elected early adoption, effective September 1, 1992, of the Statement of Financial Accounting Standards
(SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". This statement requires companies to record a liability for employees' accumulated postretirement benefit costs and to recognize on-going expenses on an accrual basis. The company recognized the $6,159 pre-tax cumulative effect of the change in accounting principle, which represents the accumulated postretirement benefit obligation as of September 1, 1992. The effect on net income and shareholders' equity was $3,942, or $.47 per share. The impact on 1993 operating results, due to the adoption of SFAS 106, was not material.

   Effective August 31, 1992, the company's Board of Directors approved a plan to divest Stanley G. Flagg & Co. (Flagg), a manufacturer of iron and brass pipe fittings, previously reported as part of the Flow Control Products segment. This action was prompted by unprofitable operations that were plagued by industry over capacity and weak demand in the iron pipe fittings product line. The company made a pretax provision of $22 million based upon the expected proceeds of this divestiture. A significant portion of the Flagg assets, relating to the iron and pole line hardware businesses, have been sold and, although operating losses until disposition are greater than originally estimated, the loss on the sale of assets and estimated liabilities are

                                                                    Exhibit 13.1

expected to be less than the amounts initially provided. Annual sales and results of the remaining brass business are not material to the company. At August 31, 1994, the company believes that it has provided adequately for the effect of the disposal of the remaining assets of Flagg and the operating losses through the date of disposal. See discontinued operation footnote on page 24.

FLOW CONTROL PRODUCTS
- - ---------------------

   Flow Control Products sales were $124,090, $110,096, and $108,306 in 1994, 1993, and 1992, respectively. Operating profits were $19,849, $15,703, and $10,765 in 1994, 1993, and 1992, respectively. In 1994, sales increased 12.7% while operating profits rose 26.4% due to improved margins resulting from cost reductions and increase sales volume. In 1993, sales increased 1.7% and operating profits rose 45.9% due to improved margins for copper plumbing products which was partially offset by a decrease in the unit volume.

ENGINEERED COMPONENTS
- - ---------------------

   Engineered Components sales were $147,766, $112,547, and $128,499 in 1994, 1993, and 1992, respectively. Operating profits were $10,034, $8,228, and $14,780 in 1994, 1993, and 1992, respectively. In 1994, sales increased 31.3% while operating profits increased 21.9%. The increase in sales was primarily due to the strong customer demand for aluminum wheels and other aluminum automotive components. Higher operating profits, primarily from wheel sales, were partially offset by the underutilization of two new automotive parts plants. In 1993, sales declined 12.4%, primarily due to lower demand for aluminum wheels and deferred production schedules requested by aerospace customers. These reductions were partially offset by increased sales of aluminum brake and suspension system components. Operating profit declined 44.3% in 1993, primarily due to the lower sales volumes and one-time expenses associated with consolidation of the company's California operations.

LIQUIDITY
- - ---------

   Net cash provided by operations was $28,564, $17,778, and $13,283 for the years 1994, 1993, and 1992, respectively. In each of the three years, cash was primarily provided by income from operations, and depreciation and amortization.

   Net cash used by investing activities was $7,834, $10,941, and $23,551 for the years 1994, 1993, and 1992, respectively. Investments were made primarily in additions to property, plant, and equipment.

   Net cash (used) provided by financing activities were $(7,567), $(7,726), and $11,832 for the years 1994, 1993, and 1992, respectively. In 1994 and 1993, financing activities used cash primarily to reduce long-term debt and pay cash dividends. In 1992, cash was provided by the sale of common stock, and these proceeds were used to reduce long-term debt and pay cash dividends.

CAPITAL RESOURCES
- - -----------------

   Capital expenditures were $15,596, $13,990, and $21,831 in 1994, 1993, and
1992, respectively. In each year, the expenditures were funded by cash provided by operations and, additionally in 1992, with proceeds from the sale of common stock. At August 31, 1994, the company had $5,199 of commitments for capital expenditures to be made in 1995, primarily for the Engineered Components segment.

   Book value per common share at August 31, 1994, was $13.02, compared to $11.81 at August 31, 1993.

   The ratio of long-term debt as a percent of capital was 11.2% at August 31, 1994, down from 15.3% at August 31, 1993.

   The company has $136,726 of unused borrowing capacity under the most restrictive debt covenant relating to a credit agreement which went into effect September 30, 1992. One million preferred shares and 6.5 million common shares are authorized and available for future issuance. Management believes the company has adequate resources to meet its future needs.

   Contingency. The company is subject to a range of federal, state and local laws and regulations governing the discharge of material into the environment or otherwise relating to the protection of the environment. The company periodically makes capital expenditures to meet the requirements of these laws and regulations; however, the company believes that the anticipated expenditures for such purposes in the foreseeable future will not be material to its financial position or its competitive position.

   The company, as is normal for the industry in which it operates, is subject to periodic environmental site investigations and inquiries. The company has been identified as a potentially responsible party by various state agencies and by the United States Environmental Protection Agency (U.S. EPA) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, for costs associated with eight U.S. EPA led multi-party "superfund" sites and three state environmental agency led remediation sites. While the company could be found jointly and severally liable at a number of these sites, the company, in each case, is contesting any responsibility or believes that its liability will not be material because of the nature of the waste involved or the limited amount of waste generated by the company which was allegedly disposed of at these sites. With respect to one such site located in Ironton, Ohio, another potentially responsible party has brought an action seeking contribution from the company for a portion of the total response and remediation costs, which the plaintiff has claimed may exceed $20 million. The company believes that its ultimate equitable share, if any, of any liability for cleanup costs at this site will not be material.

REPORT OF ERNST & YOUNG LLP
INDEPENDENT AUDITORS

Shareholders and Board of Directors
Amcast Industrial Corporation
Dayton, Ohio

We have audited the accompanying consolidated statements of financial condition of Amcast Industrial Corporation and subsidiaries as of August 31, 1994 and 1993 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended August 31, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amcast Industrial Corporation and subsidiaries at August 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 31, 1994, in conformity with generally accepted accounting principles.
   As discussed in the Postretirement Health Care and Life Insurance Benefits note to the consolidated financial statements, in 1993 the company adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

Ernst & Young LLP
Dayton, Ohio
October 7, 1994
                                        /s/Ernst & Young LLP
                                        --------------------

SELECTED DATA
($ in thousands except per common share and statistical data)

FINANCIAL DATA                                        1994            1993           1992            1991            1990
  Net sales   . . . . . . . . . . . . . . . . .     $271,856        $222,643       $236,805        $220,643        $227,306
  Gross profit  . . . . . . . . . . . . . . . .       59,258          50,425         52,247          47,271          46,739
  Gross profit percent  . . . . . . . . . . . .         21.8%           22.6%          22.1%           21.4%           20.6%
  Income (loss) from continuing operations
    before taxes  . . . . . . . . . . . . . . .       22,067          18,831         18,740          11,944          (8,697)*
  Income (loss) from continuing operations  . .       14,454          12,052         11,994           7,405          (6,472)
  Working capital . . . . . . . . . . . . . . .       48,590          36,097         32,525          45,287          41,794
  Total assets  . . . . . . . . . . . . . . . .      194,161         176,537        173,774         175,211         184,922
  Long-term debt  . . . . . . . . . . . . . . .       13,910          17,929         22,276          40,424          41,198

PER COMMON SHARE DATA
  Income (loss) from continuing operations  . .     $   1.72        $   1.44       $   1.66        $   1.14        $  (0.95)
  Weighted average number of common
    shares outstanding (in thousands) . . . . .        8,425           8,347          7,223           6,487           6,790
  Dividends declared  . . . . . . . . . . . . .     $    .49        $    .48       $    .48        $    .48        $    .48
  Book Value  . . . . . . . . . . . . . . . . .        13.02           11.81          11.37           10.80           10.10

STATISTICAL DATA
  Current ratio . . . . . . . . . . . . . . . .          2.0             1.9            1.8             2.0             1.8
  Long-term debt as a percent of capital  . . .         11.2%           15.3%          19.1%           36.9%           37.9%
  Average number of employees . . . . . . . . .        2,100           1,900          1,900           1,900           2,100


*Includes restructuring provision of $18,900.

CONSOLIDATED STATEMENTS OF OPERATIONS
($ in thousands except per share amounts)
                                                                                          Year Ended August 31
                                                                                1994               1993              1992
Net sales . . . . . . . . . . . . . . . . . . . . . . . . . . . .             $271,856           $222,643          $236,805
Cost and expenses:
  Cost of sales . . . . . . . . . . . . . . . . . . . . . . . . .              212,598            172,218           184,558
  Selling, general and administrative expenses  . . . . . . . . .               36,038             31,515            30,972
  Interest expense  . . . . . . . . . . . . . . . . . . . . . . .                1,594              1,266             2,923
  Other income, net   . . . . . . . . . . . . . . . . . . . . . .                 (441)            (1,187)             (388)
                                                                              --------           --------          --------
                                                                               249,789            203,812           218,065
                                                                              --------           --------          --------
            INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES               22,067             18,831            18,740

  Income taxes--continuing operations . . . . . . . . . . . . . .                7,613              6,779             6,746
                                                                              --------           --------          --------
                                INCOME FROM CONTINUING OPERATIONS               14,454             12,052            11,994

Discontinued operation, net of taxes:
  Loss from operation   . . . . . . . . . . . . . . . . . . . . .                                                     3,307
  Estimated loss on disposal  . . . . . . . . . . . . . . . . . .                                                    14,520
                                                                              --------           --------          --------

 INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING
     PRINCIPLE                                                                  14,454             12,052            (5,833)

Cumulative effect of change in accounting for postretirement
  benefits other than pensions, net of taxes  . . . . . . . . . .                                  (3,942)
                                                                              --------           --------          --------
                                                NET INCOME (LOSS)             $ 14,454           $  8,110          $ (5,833)
                                                                              ========           ========          ========
Income (loss) per share:
  Continuing operations   . . . . . . . . . . . . . . . . . . . .             $   1.72           $   1.44          $   1.66
  Discontinued operation  . . . . . . . . . . . . . . . . . . . .                                                     (2.47)
  Cumulative effect of a change in accounting principle   . . . .                                    (.47)
                                                                              --------           --------          --------
  Net income (loss) per share   . . . . . . . . . . . . . . . . .             $   1.72           $    .97          $   (.81)
                                                                              ========           ========          ========

See notes to consolidated financial statements


CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
($ in thousands)
                                                                                                   August 31
                                                                                             1994              1993
ASSETS
CURRENT ASSETS
  Cash and cash equivalents   . . . . . . . . . . . . . . . . . . . . . . . . . . .      $    15,414       $    2,251
  Accounts receivable   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           38,400           33,764
  Inventories   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           38,469           34,572
  Deferred tax benefit  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            1,430            1,500
  Prepaid expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            3,713            2,826
                                                                                         -----------       ----------
                                                               TOTAL CURRENT ASSETS           97,426           74,913
PROPERTY, PLANT, AND EQUIPMENT
  Land  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            1,940            1,586
  Buildings   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           25,130           20,458
  Machinery and equipment   . . . . . . . . . . . . . . . . . . . . . . . . . . . .          110,287           99,768
  Construction in progress  . . . . . . . . . . . . . . . . . . . . . . . . . . . .           11,828           12,809
                                                                                         -----------       ----------
                                                                                             149,185          134,621
  Less allowances for depreciation  . . . . . . . . . . . . . . . . . . . . . . . .           75,531           64,412
                                                                                         -----------       ----------
                                                                                              73,654           70,209
NET ASSETS OF DISCONTINUED OPERATION  . . . . . . . . . . . . . . . . . . . . . . .           12,389           19,980
OTHER ASSETS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           10,692           11,435
                                                                                         -----------       ----------
                                                                                         $   194,161       $  176,537
                                                                                         ===========       ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $    27,169       $   18,050
  Compensation and related items  . . . . . . . . . . . . . . . . . . . . . . . . .            9,066            8,676
  Accrued expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            7,482            6,728
  Current portion of long-term debt.  . . . . . . . . . . . . . . . . . . . . . . .            4,019            4,356
  Other current liabilities   . . . . . . . . . . . . . . . . . . . . . . . . . . .            1,100            1,006
                                                                                         -----------       ----------
                                                          TOTAL CURRENT LIABILITIES           48,836           38,816
LONG-TERM DEBT--less current portion  . . . . . . . . . . . . . . . . . . . . . . .           13,910           17,929
DEFERRED INCOME TAXES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            4,024            1,897
DEFERRED LIABILITIES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           17,228           18,975
SHAREHOLDERS' EQUITY
  Preferred shares, without par value:
    Authorized--1,000,000 shares
    Issued--None
  Common shares, at stated value:
    Authorized--15,000,000 shares
    Issued--8,457,896 shares, 8,383,342 shares in 1993  . . . . . . . . . . . . . .            8,458            8,383
  Capital in excess of stated value   . . . . . . . . . . . . . . . . . . . . . . .           62,912           62,047
  Retained earnings   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           38,793           28,577
  Cost of 3,863 common shares in treasury   . . . . . . . . . . . . . . . . . . . .                              (87)
                                                                                         -----------       ---------
      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          110,163           98,920
                                                                                          ----------       ----------
                                                                                         $   194,161       $  176,537
                                                                                         ===========       ==========

See notes to consolidated financial statements






CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
($ in thousands)
                                                                           Capital in                   Common
                                                                Common      Excess of       Retained   Shares in
                                                                Shares    Stated Value      Earnings   Treasury     Total
BALANCE AT SEPTEMBER 1, 1991  . . . . . . . . . . . .           $7,470        $38,562        $34,096   $(10,871)   $69,257
    Net Loss  . . . . . . . . . . . . . . . . . . . .                                         (5,833)               (5,833)
    Cash dividends declared, $.48 per share   . . . .                                         (3,561)               (3,561)
    Stock options exercised   . . . . . . . . . . . .                             (38)                    1,804      1,766
    Proceeds from sale of 1,700,000 shares to
          public, net of offering costs   . . . . . .              900         22,723                     8,408     32,031
    Tax benefit from stock options exercised  . . . .                             759                                  759
    Other   . . . . . . . . . . . . . . . . . . . . .                                             (7)         8          1
                                                               -------        -------        -------   --------   --------
BALANCE AT AUGUST 31, 1992  . . . . . . . . . . . . .            8,370         62,006         24,695       (651)    94,420

    Net income  . . . . . . . . . . . . . . . . . . .                                          8,110                 8,110
    Cash dividends declared, $.48 per share   . . . .                                         (4,014)               (4,014)
    Stock options exercised   . . . . . . . . . . . .               13             61                       564        638
    Tax benefit from stock options exercised  . . . .                             (10)                                 (10)
    Other   . . . . . . . . . . . . . . . . . . . . .                             (10)          (214)                 (224)
                                                               -------        -------        -------   --------   --------
BALANCE AT AUGUST 31, 1993  . . . . . . . . . . . . .            8,383         62,047         28,577        (87)    98,920

    Net income  . . . . . . . . . . . . . . . . . . .                                         14,454                14,454
    Cash dividends declared, $.49 per share   . . . .                                         (4,134)               (4,134)
    Stock options exercised   . . . . . . . . . . . .               75            698                        87        860
    Tax benefit from stock options exercised  . . . .                             167                                  167
    Other   . . . . . . . . . . . . . . . . . . . . .                                           (104)                 (104)
                                                               -------        -------        -------   --------   --------
BALANCE AT AUGUST 31, 1994  . . . . . . . . . . . . .           $8,458        $62,912        $38,793   $          $110,163
                                                               =======        =======        =======   ========   ========


See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
($ in thousands )
                                                                              Year Ended August 31
                                                                         1994              1993       1992
OPERATING ACTIVITIES:
  Net income (loss)   . . . . . . . . . . . . . . . . . . . . . . .      $14,454         $  8,110   $(5,833)
  Depreciation and amortization   . . . . . . . . . . . . . . . . .       12,812           12,010    13,639
  Provision for discontinued operation  . . . . . . . . . . . . . .                                  22,000
  Cumulative effect of change in accounting principle   . . . . . .                         6,159
  Deferred liabilities  . . . . . . . . . . . . . . . . . . . . . .          380           (1,183)   (9,310)
  Loss (gain) on property, plant and equipment disposals  . . . . .           46             (850)      211
                                                                         -------         --------   -------
                                                                          27,692           24,246    20,707
  Changes in assets and liabilities:
    Accounts receivable   . . . . . . . . . . . . . . . . . . . . .       (4,636)           1,245    (1,251)
    Inventories   . . . . . . . . . . . . . . . . . . . . . . . . .       (3,897)          (1,757)   (6,492)
    Deferred tax benefit  . . . . . . . . . . . . . . . . . . . . .           70               39      (724)
    Prepaid expenses  . . . . . . . . . . . . . . . . . . . . . . .         (887)          (1,622)      (86)
    Prepaid pension costs   . . . . . . . . . . . . . . . . . . . .          336              548       323
    Other assets  . . . . . . . . . . . . . . . . . . . . . . . . .         (471)          (2,324)     (516)
    Accounts payable  . . . . . . . . . . . . . . . . . . . . . . .        9,119           (4,160)    2,018
    Accrued liabilities   . . . . . . . . . . . . . . . . . . . . .        1,238            1,563      (696)
                                                                         -------         --------   -------
                                    NET CASH PROVIDED BY OPERATIONS       28,564           17,778    13,283
INVESTING ACTIVITIES:
  Proceeds from property, plant, and equipment disposals  . . . . .          171            1,907       242
  Additions to property, plant, and equipment   . . . . . . . . . .      (15,596)         (13,990)  (23,793)
  Decrease in net assets of discontinued operations   . . . . . . .        7,591            1,142
                                                                         -------         --------   -------
                              NET CASH USED BY INVESTING ACTIVITIES       (7,834)         (10,941)  (23,551)
FINANCING ACTIVITIES:
  Proceeds from sale of stock, net  . . . . . . . . . . . . . . . .                                  32,031
  Proceeds from exercise of stock options   . . . . . . . . . . . .        1,027              628     2,525
  Reduction in long-term debt   . . . . . . . . . . . . . . . . . .       (4,019)          (4,347)  (18,141)
  Short-term borrowings and current portion of long-term debt   . .         (337)             231    (1,023)
  Dividends   . . . . . . . . . . . . . . . . . . . . . . . . . . .       (4,134)          (4,014)   (3,561)
  Other   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         (104)            (224)        1
                                                                         -------         --------   -------
                   NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES       (7,567)          (7,726)   11,832
                                                                         -------         --------   -------
Net change in cash and cash equivalents . . . . . . . . . . . . . .       13,163             (889)    1,564
Cash and cash equivalents at beginning of period  . . . . . . . . .        2,251            3,140     1,576
                                                                         -------         --------   -------
                         CASH AND CASH EQUIVALENTS AT END OF PERIOD      $15,414         $  2,251   $ 3,140
                                                                         =======         ========   =======

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands except per share data)

ACCOUNTING POLICIES
THE CONSOLIDATED FINANCIAL STATEMENTS include the accounts of the company and its subsidiaries. Intercompany transactions have been eliminated.

CASH AND CASH EQUIVALENTS include amounts on deposit with financial institutions and investments maturing within 90 days.

ACCOUNTS RECEIVABLE are stated net of allowances for doubtful accounts of $147 at August 31, 1994, and $172 at August 31, 1993.

INVENTORIES are valued at the lower of cost or market using the last-in, first-out (LIFO) and the first-in, first-out (FIFO) methods.

PROPERTY, PLANT, AND EQUIPMENT are carried at cost. Expenditures for significant renewals and improvements are capitalized. Repairs and maintenance are charged to expense as incurred.

DEPRECIATION is computed on the straight-line method. The amortization periods represent the estimated useful lives of the assets.

DEFERRED INCOME TAXES are provided for temporary differences between financial and tax reporting in accordance with the liability method under the provisions of Financial Accounting Standard No. 109, "Accounting for Income Taxes".

NET INCOME PER SHARE is computed on the weighted average number of common shares outstanding during each year. The exercise of outstanding options, which are common stock equivalents, would cause no material dilution.

DISCONTINUED OPERATION
Effective August 31, 1992, the company adopted a plan to sell Stanley G. Flagg & Co. (Flagg), a part of the Flow Control segment. Accordingly, Flagg is reported as a discontinued operation.

   Net assets of the discontinued operation at August 31, 1994 and 1993 consist of current assets and the estimated net realizable value of plant, property, and equipment amounting to $13,656 and $24,024 respectively, less current liabilities of $1,267 and $4,044 respectively. Annual sales of the remaining brass business are less than 4% of consolidated sales and operating results are nominal.

   In 1992, the estimated loss on the disposal of Flagg was $14,520, net of taxes of $7,480, consisting of an estimated loss on disposal of the business of $12,342 and a provision of $2,178 for anticipated operating losses until disposal. Summary operating results of the discontinued operation for the fiscal year ended August 31, 1992 are as follows:

                                                                 1992
Sales . . . . . . . . . . . . . . . . . . . . . . . . . .      $51,288
Intrasegment Sales  . . . . . . . . . . . . . . . . . . .        3,672
Loss before Tax . . . . . . . . . . . . . . . . . . . . .        5,167
Tax Benefit . . . . . . . . . . . . . . . . . . . . . . .        1,860
Net Loss  . . . . . . . . . . . . . . . . . . . . . . . .        3,307

INVENTORIES
The major components of inventories as of August 31 are:
                                                                        1994              1993
Finished products . . . . . . . . . . . . . . . . . . . . . . .       $21,234           $19,162
Work in process . . . . . . . . . . . . . . . . . . . . . . . .        13,121            10,776
Raw materials and supplies  . . . . . . . . . . . . . . . . . .        10,435             7,207
                                                                      -------           -------
                                                                       44,790            37,145
Less amount to reduce certain inventories to LIFO value . . . .         6,321             2,573
                                                                      -------           -------
                                                                      $38,469           $34,572
                                                                      =======           =======



Inventories reported on the FIFO method were $5,435 and $4,488 at August 31, 1994 and 1993, respectively. The estimated replacement cost of inventories is the amount reported before the LIFO reserve.

OTHER ASSETS
The major components of Other Assets as of August 31 are:

                                                  1994        1993
Properties held for resale . . . . . . . . .   $   553     $   579
Technical and product programs . . . . . . .     1,419       2,200
Goodwill . . . . . . . . . . . . . . . . . .     2,774       2,860
Other assets . . . . . . . . . . . . . . . .     5,946       5,796
                                               -------     -------
                                               $10,692     $11,435
                                               =======     =======

   Properties held for resale reflect the estimated realizable values of the fixed assets of closed facilities. The fair market value of technical and product programs, as determined by an independent appraiser, were recognized at the date of acquisition of certain businesses. The excess of cost over the fair market value of the businesses acquired is reflected as goodwill. These assets are being amortized on a straight-line basis over 10 and 40 years. Accumulated amortization at August 31, 1994 and 1993 was $8,223 and $7,347, respectively.

LONG-TERM DEBT AND CREDIT ARRANGEMENTS
The following table summarizes the company's borrowings at August 31:
                                        1994       1993
Senior notes . . . . . . . . . . . .  $10,964    $14,696
Industrial revenue bonds . . . . . .    6,965      7,589
                                      -------    -------
                                       17,929     22,285
Less current portion . . . . . . . .    4,019      4,356
                                      -------    -------
                    LONG-TERM DEBT    $13,910    $17,929
                                      =======    =======

   Senior notes consist of two agreements with interest rates of 9.32% and 9%. The notes call for periodic principal payments and mature June 5, 1996, and September 15, 1999, respectively.

   Industrial revenue bonds consist of various issues at fixed and variable interest rates, ranging from 2.5% to 5%. These bonds call for principal payments at various dates through 2004.

   The company has a $40,000 credit agreement extending through September 1, 1997. There were no outstanding borrowings under this credit agreement at August 31, 1994. Interest on borrowings under this agreement is based, at the company's option, on the prime rate, the CD rate plus a premium, or the euro-dollar rate plus a premium. Premiums are subject to company performance measured on a quarterly basis, and range from 1/2% to 7/8%. A commitment fee of 1/4% is payable on the unused portion of the credit line.

   Debt covenants require the company to maintain certain working capital, debt and equity ratios. Other provisions limit the aggregate amount of certain defined payments including purchase of company stock and cash dividends. At August 31, 1994, all retained earnings were available for the payment of dividends.

   The obligations in connection with industrial revenue bonds and certain notes included in long-term debt are collateralized by property, plant, and equipment with a net book value of $3,673 and $4,813 at August 31, 1994 and 1993, respectively.

   The company has short-term lines of credit totaling $25,000. These lines were unused at August 31, 1994 and require no material compensating balances or commitment fees.

   Long-term debt maturities for each of the next five years are $4,019 in 1995, $4,023 in 1996, $1,105 in 1997, $1,107 in 1998, and $1,050 in 1999.

   No interest was capitalized in 1994. Capitalized interest was $878 and $354 in 1993 and 1992, respectively. Interest paid was $1,705, $2,230, and $3,488 in 1994, 1993, and 1992, respectively.

DEFERRED LIABILITIES
Deferred liabilities include the noncurrent portion of retirement, compensation, medical benefits, and estimated future payouts under the company's self-insured workers' compensation program. These liabilities primarily relate to the company's provisions for restructuring operations, the discontinued operation, and postretirement benefits other than pensions. Significant noncurrent restructuring liabilities for medical and workers' compensation costs were $2,800 and $4,100 at August 31, 1994, and August 31, 1993, respectively; consolidation and disposition of operations were $2,100 and $5,600, respectively at August 31, 1994 and August 31, 1993. Postretirement benefits other than pensions were $5,564 and $6,159 at August 31, 1994 and August 31, 1993, respectively. These accruals are not deductible for income tax purposes until paid and are therefore, accounted for as temporary differences in the company's tax provision.

STOCK OPTIONS
The company has two active stock option plans.

   The 1981 Stock Option Plan was approved by shareholders of the company on December 16, 1981 and amended by the shareholders on December 18, 1985. The plan provided for the granting of a maximum of 400,000 options to purchase common shares to key employees of the company and its subsidiaries. The option price per share may not be less than the fair market value of a share on the date the option is granted, and the maximum term of an option may not exceed ten years. Options granted under the plan may include related stock appreciation rights. Granting of options under this plan expired on October 13, 1991.

   The 1989 Stock Incentive Plan was approved by shareholders of the company on December 14, 1988 and amended by the shareholders on December 9, 1992. The plan provides for the granting of a maximum of 800,000 stock options, stock appreciation rights, performance awards, and restricted stock awards to key employees of the company and its subsidiaries. The option price per share may not be less than the fair market value of a share on the date the option is granted, and the maximum term of an option may not exceed ten years.

   The 1989 Director Stock Option Plan was approved by the shareholders of the company on December 14, 1988. The plan provides for the granting of a maximum of 120,000 nonqualified stock options. The option price per share is equal to the fair market value of a company share on the date of grant. The term of each option is five years, and an option first becomes exercisable one year after the date of grant. Under the plan, each person serving as a director of the company on the first business day of January of each year, who is not employed by the company, i.e., an "outside director," will automatically be granted 1,500 options.

   Information regarding the company's stock option plans is summarized below:

                                                1981             1989             1989
                                                Stock            Stock        Director Stock
                                              Option Plan    Incentive Plan     Option Plan
Shares under option:
  Outstanding at September 1, 1991  . . . . .   141,214          255,000         36,000
    Granted   . . . . . . . . . . . . . . . .                    138,821         12,000
    Exercised   . . . . . . . . . . . . . . .  (108,382)        (107,550)        (3,000)
    Canceled  . . . . . . . . . . . . . . . .    (2,000)         (23,187)
                                               --------         --------       --------
  Outstanding at August 31, 1992  . . . . . .    30,832          263,084         45,000
    Granted   . . . . . . . . . . . . . . . .                    102,623         12,000
    Exercised   . . . . . . . . . . . . . . .   (23,832)         (46,174)       (10,500)
    Canceled  . . . . . . . . . . . . . . . .
                                               --------         --------       --------
  Outstanding At August 31, 1993  . . . . . .     7,000          319,533         46,500
    Granted   . . . . . . . . . . . . . . . .                     97,932         10,500
    Exercised   . . . . . . . . . . . . . . .    (7,000)         (65,009)       (15,000)
    Canceled  . . . . . . . . . . . . . . . .                    (11,129)
                                               --------         --------       --------
  Outstanding At August 31, 1994  . . . . . .                    341,327         42,000
                                               ========         ========       ========
Options available to grant at August 31, 1994                    239,940         49,500
                                               ========         ========       ========
Average option price per share:
  At August 31, 1992  . . . . . . . . . . . .  $  11.73         $  11.29       $  13.21
  AT August 31, 1993  . . . . . . . . . . . .     12.75            12.81          14.37
  AT August 31, 1994  . . . . . . . . . . . .                      14.95          16.69
Options exercisable:
  At August 31, 1992  . . . . . . . . . . . .    30,832          141,450         33,000
  At August 31, 1993  . . . . . . . . . . . .     7,000          216,910         34,500
  At August 31, 1994  . . . . . . . . . . . .                    243,395         31,500
Average price of options exercised:
  Year Ended August 31, 1992  . . . . . . . .  $  11.40         $   8.93       $  12.66
  Year Ended August 31, 1993  . . . . . . . .     11.43             9.44          11.04
  Year Ended August 31, 1994  . . . . . . . .     12.75            11.78          12.66


LEASES
The company has a number of operating lease agreements primarily involving machinery, physical distribution, and computer equipment. Certain of these leases contain renewal or purchase options which vary by lease. These leases are noncancelable and expire on dates through 1999.

   Rent expense for continuing operations was $5,234, $2,404, and $2,317 for the years ended August 31, 1994, 1993, and 1992, respectively.

   The following is a schedule by year of future minimum rental payments required under the operating leases that have initial or remaining noncancelable lease terms in excess of one year as of August 31, 1994:

1995  . . . . . . . . . . . . . . . . . . .       $ 4,395
1996  . . . . . . . . . . . . . . . . . . .         3,901
1997  . . . . . . . . . . . . . . . . . . .         3,394
1998  . . . . . . . . . . . . . . . . . . .         7,983
1999  . . . . . . . . . . . . . . . . . . .            93
                                                  -------
TOTAL MINIMUM LEASE PAYMENTS  . . . . . . .       $19,766
                                                  =======

PREFERRED SHARE PURCHASE RIGHTS
The company has a Shareholder Rights Plan pursuant to which holders of the company's common shares receive a dividend of one preferred share purchase right (collectively, the "Rights") for each common share held. The Rights contain features which, under defined circumstances, allow holders to buy shares at a bargain price. The Rights will expire on February 28, 1998. The Rights are not presently exercisable and trade in tandem with the common shares. The Rights become exercisable following the close of business on the tenth day after a public announcement that a person or group has acquired 20% or more of the common shares of the company or a public announcement or commencement of a tender or exchange offer which would result in ownership of 30% or more of the common shares of Amcast. It is expected that the Rights will begin to trade independently of the company's common shares at that time.

   The company may redeem the Rights for 1 cent per Right any time prior to the close of business on the tenth day following the day that a 20% position is acquired and under certain circumstances thereafter, including certain transactions not involving a 20% shareholder of the company.

COMMITMENTS AND CONTINGENCIES
At August 31, 1994, the company has committed to capital expenditures of $5,199 in 1995.

   The company is involved in various legal proceedings normally encountered in the ordinary course of business. The primary issues relate to environmental and patent infringement matters. Management believes the company's liability for these matters will not have a material adverse effect on the financial condition of the company. A more detailed description of these matters may be found in Management's Discussion of Financial Condition and Results of Operations under Capital Resources.

PENSION PLANS
The company has a noncontributory defined benefit pension plan covering substantially all employees. The plan covers salaried employees and provides pension benefits that are based on years of credited service, employee compensation during years preceding retirement, and the primary social security benefit. The plan also covers hourly employees and provides pension benefits of stated amounts for each year of credited service. The company's policy is to fund the annual amount required by the Employee Retirement Income Security Act of 1974. Plan assets consist of U.S. Treasury bonds and notes, U.S. governmental agency issues, corporate bonds, and common stocks. The plan held 350,000 common shares of the company at August 31, 1994 (9.0% of plan assets) and 1993 (7.2% of plan assets).

   The company also sponsors a deferred compensation profit sharing plan for the benefit of substantially all salaried employees. The company provides a 15% match on employee contributions up to 6% of eligible compensation and a supplemental saving match from 1% to 35% based on the company achieving a minimum return on shareholders' equity and subject to IRS limitations.

   The company participates in a multiemployer plan which provides defined benefits to certain bargaining unit employees.

   The following table sets forth the funded status and the amounts recognized in the consolidated statements of financial condition for the company's defined benefit plan at August 31:


                                                                                                      1994             1993
Actuarial present value of benefit obligation:
  Vested benefit obligation   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $ (78,127)       $(80,582)
                                                                                                   =========        ========
  Accumulated benefit obligation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $ (78,901)       $(82,035)
                                                                                                   =========        ========

Projected benefit obligation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $ (82,654)       $(86,199)
Plan assets at fair value . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           82,986          88,889
                                                                                                   ---------        --------
Overfunded projected benefit obligation . . . . . . . . . . . . . . . . . . . . . . . . . .              332           2,690
Unrecognized net loss . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            1,847             147
Unrecognized prior service cost . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            2,020           2,503
Unrecognized transition (asset)
  being recognized over a minimum of 15 years   . . . . . . . . . . . . . . . . . . . . . .           (4,183)         (4,741)
                                                                                                   ---------        --------
Assets in excess of accumulated
  benefits recognized in Other Assets   . . . . . . . . . . . . . . . . . . . . . . . . . .        $      16        $    599
                                                                                                   =========        ========

   A summary of the components of net periodic pension cost for the defined plan in 1994, 1993, and 1992, and the total amounts charged to expense for the defined contribution and multiemployer plans follows:

                                                                                     1994             1993             1992
Defined benefit plan:
  Service cost of current period  . . . . . . . . . . . . . . . . . . . . . .     $   1,315        $   1,278        $   1,257
  Interest cost on projected benefit obligation   . . . . . . . . . . . . . .         6,289            6,466            6,736
  Actual return on plan assets  . . . . . . . . . . . . . . . . . . . . . . .        (1,798)         (10,159)         (10,051)
  Net amortization and deferral   . . . . . . . . . . . . . . . . . . . . . .        (5,320)           2,963            2,380
                                                                                  ---------        ---------        ---------
  Net pension cost  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           486              548              322
Defined contribution plan . . . . . . . . . . . . . . . . . . . . . . . . . .           410              301              348
Multiemployer pension plan  . . . . . . . . . . . . . . . . . . . . . . . . .           197              180              184
                                                                                  ---------        ---------        ---------
                                                                   TOTAL COST     $   1,093        $   1,029        $     854
                                                                                  =========        =========        =========
Assumed rates of return:
  Weighted average discount rate  . . . . . . . . . . . . . . . . . . . . . .           8.0%             7.5%             8.5%
  Rate of future compensation increase  . . . . . . . . . . . . . . . . . . .           4.7%             4.7%             5.2%
  Long-term return on assets:
    Dedicated   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           7.5%             8.5%             9.5%
    Nondedicated  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          10.0%            10.0%            10.5%

POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS
The company provides health care and life insurance benefits to designated salary and hourly employees who participate in a defined benefit pension plan and who retired prior to January 1, 1992. The plan coordinates with Medicare and requires employee contributions. The company also provides similar benefits to certain employees, represented by bargaining units, who retire before attaining age 65 and meet certain minimum service requirements. Benefits for the bargaining unit employees terminate when the retiree attains age 65. The company funds the postretirement benefits on a cash basis.

   In the fourth quarter of 1993, the company elected to adopt Statement of Financial Accounting Standards (SFAS) No.106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", effective September 1, 1992. The statement requires the cost of these benefits to be recognized during the employee's active working career rather than expensed when paid as had been the prior practice.

   The cumulative effect of adopting SFAS 106 using the immediate recognition method as of September 1, 1992, was a charge to earnings of $3,942, net of $2,217 deferred income tax benefit. The adoption of SFAS 106 had no material effect on 1993 operating results.

Accumulated postretirement benefit obligation recognized in 1994 and 1993:

                                                                                                          1994         1993
  Retirees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $   3,497    $  3,122
  Fully eligible active plan participants   . . . . . . . . . . . . . . . . . . . . . . . . . . . .         1,718       2,609
  Other active employees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           292         428
                                                                                                        ---------    --------
                                                                                                            5,507       6,159
  Deferred gain   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           358
                                                                                                        ---------    --------
                                                                                                        $   5,865    $  6,159
                                                                                                        =========    ========


    In prior years, health care and life insurance benefits for retired employees of closed facilities were provided for at the time the related facility was closed. The accrued postretirement benefit obligation for these retirees at August 31, 1994 was $2,800.

Net periodic postretirement benefit expense for 1994 and 1993 includes the following:
                                                                                                          1994         1993
  Service cost  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $      28    $     40
  Interest cost   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           460         447
                                                                                                        ---------    --------
                                                                                                        $     488    $    487
                                                                                                        =========    ========

   The actuarial assumptions used to determine 1994 and 1993 costs and benefit obligation includes a discount rate of 8.0% and 7.5%, respectively. An assumed rate of future increase in per capita cost of health care benefits (health care trend rates) was 11% in 1994 and 12% in 1993, decreasing gradually to 5% by the year 2000. Increasing the health care trend rate by one percentage point would increase the accumulated postretirement benefit obligation $489 and would increase the 1994 postretirement benefit cost $24.


INCOME TAXES FROM CONTINUING OPERATIONS
The provisions for income taxes are as follows:

                                                                   1994            1993           1992
Currently payable
  State and local   . . . . . . . . . . . . . . . . . .           $  466           $   14        $  312
  Federal   . . . . . . . . . . . . . . . . . . . . . .            3,962            2,269         4,794
Deferred
  State and local   . . . . . . . . . . . . . . . . . .             (100)             100
  Federal   . . . . . . . . . . . . . . . . . . . . . .            3,285            4,396         1,640
                                                                  ------           ------        ------
                                                                  $7,613           $6,779        $6,746
                                                                  ======           ======        ======

Reconciliations of income taxes computed by applying the statutory federal income tax rate to the provisions for income taxes are as follows:

Federal income tax at statutory rate  . . . . . . . .             $7,723           $6,528        $6,372
State income taxes  . . . . . . . . . . . . . . . . .                238               74           206
Other.  . . . . . . . . . . . . . . . . . . . . . . .               (348)             177           168
                                                                  ------           ------        ------
                                                                  $7,613           $6,779        $6,746
                                                                  ======           ======        ======

The deferred tax effect of temporary differences between financial and tax reporting is as follows:

Depreciation  . . . . . . . . . . . . . . . . . . . .             $  628           $  672        $ (409)
Restructuring . . . . . . . . . . . . . . . . . . . .                518              646         1,192
Discontinued operation  . . . . . . . . . . . . . . .              2,493            1,882
Start-up costs  . . . . . . . . . . . . . . . . . . .               (137)           1,323
Other . . . . . . . . . . . . . . . . . . . . . . . .               (317)             (27)          857
                                                                  ------           ------        ------
                                                                  $3,185           $4,496        $1,640
                                                                  ======           ======        ======

The company has an alternative minimum tax credit of $975 available to offset future tax payments. Income taxes paid totaled $3,347, $2,474, and $4,174 in 1994, 1993, and 1992, respectively.

SUPPLEMENTARY EARNINGS PER SHARE
On April 7, 1992, the company completed the sale of 1,700,000 shares of its common stock in a public offering. The proceeds of the sale were used to repay borrowings under the company's revolving credit agreement, and short-term lines of credit, and to fund construction and the purchase of equipment for two new manufacturing facilities.

   If the common stock offering had occurred on September 1, 1991, and excess proceeds were invested, 1992 earnings (loss) per share, based on 8,280,000 average shares outstanding, would have been $1.53 on continuing operations and $(2.15) on the discontinued operation.

MAJOR CUSTOMERS AND CREDIT CONCENTRATION
The company sells products to customers primarily in the United States. The company performs ongoing credit evaluations of customers, and generally does not require collateral. Allowances are maintained for potential credit losses and such losses have been within management's expectations.

   On August 31, 1994, trade receivables from the domestic automotive industry were $15,111 and $17,652 was due from the construction industry.

   Sales to Engineered Components' largest customer, General Motors Corporation, were $89,300, $60,000, and $80,400 for the years ended August 31, 1994, 1993, and 1992, respectively. Trade receivables from General Motors Corporation on August 31, 1994, were $10,175 and were current. No other single customer accounted for a material portion of trade receivables.

BUSINESS SEGMENTS
The company has identified its business segments as Flow Control Products and Engineered Components.

   Through the Flow Control Products and Engineered Components segments, the company serves the construction, automotive, industrial, and aviation/defense sectors of the economy. See Corporate Profile on the inside front cover and pages 4 through 15 for a review of the major products produced.

   Flow Control Products' sales of pipe fittings amounted to $92,532, $80,156, and $79,547 in 1994, 1993 and 1992, respectively. Sales of aluminum products to the automotive industry by Engineered Components amounted to $111,104, $76,873, and $89,335 in 1994, 1993, and 1992, respectively. Export sales and sales by geographic area were not material.

                                                                                        INCOME FROM CONTINUING
                                                      NET SALES                         OPERATIONS BEFORE TAXES
                                            1994        1993        1992            1994          1993           1992

Flow Control Products . . . . . . . .  $ 124,090     $110,096     $108,306       $19,849        $15,703       $ 10,765
Engineered Components . . . . . . . .    147,766      112,547      128,499        10,034          8,228         14,780
Corporate . . . . . . . . . . . . . .                                             (6,222)        (3,834)        (3,882)
Interest Expense  . . . . . . . . . .                                             (1,594)        (1,266)        (2,923)
                                       ---------     --------     --------      --------       --------       --------
                                       $ 271,856     $222,643     $236,805       $22,067        $18,831       $ 18,740
                                       =========     ========     ========      ========       ========       ========

                                                   IDENTIFIABLE ASSETS               DEPRECIATION AND AMORTIZATION
Flow Control Products . . . . . . . .  $  65,564     $ 61,753     $ 62,569       $ 3,913        $ 3,947       $  3,824
Engineered Components . . . . . . . .     97,798       89,061       83,371         8,707          7,813          7,088
Corporate . . . . . . . . . . . . . .     18,410        5,743        6,712           192            250            290
                                       ---------     --------     --------
Continuing Operations . . . . . . . .    181,772      156,557      152,652
Discontinued Operation  . . . . . . .     12,389       19,980       21,122
                                       ---------     --------     --------      --------       --------       --------
                                       $ 194,161     $176,537     $173,774       $12,812        $12,010       $ 11,202
                                       =========     ========     ========      ========       ========       ========

                                                  CAPITAL EXPENDITURES
Flow Control Products . . . . . . . .  $   4,893     $  2,345     $  3,775
Engineered Components . . . . . . . .     10,592       11,522       17,945
Corporate . . . . . . . . . . . . . .        111          123          111
                                       ---------     --------     --------
                                       $  15,596     $ 13,990     $ 21,831
                                       =========     ========     ========



QUARTERLY FINANCIAL DATA (UNAUDITED)
($ in thousands except per share data)

                                                     FISCAL QUARTER                                        FOR THE YEAR
                                ---------------------------------------------------------------------------------------
1994                                     1ST                2ND                3RD                4TH
Net sales . . . . . . . . . . .      $ 60,328           $ 67,697            $ 70,902          $ 72,929      $  271,856
Gross profit  . . . . . . . . .        12,635             14,694              15,822            16,107          59,258
Net income  . . . . . . . . . .         2,685              3,513               4,291             3,965          14,454
Net income per share  . . . . .      $    .32           $    .42            $    .51          $    .47      $     1.72
Average number of . . . . . . .
  shares outstanding  . . . . .         8,390              8,409               8,444             8,455           8,425

                                                     Fiscal Quarter                                        For the Year
                                ---------------------------------------------------------------------------------------
1993                                     1st                2nd                3rd                4th
Net sales . . . . . . . . . . .      $ 53,074           $ 56,405            $ 55,770          $ 57,394      $  222,643
Gross profit  . . . . . . . . .        11,666             13,012              12,879            12,868          50,425
Income (loss) from:
  Continuing operations   . . .         2,459              2,946               3,407             3,240          12,052
  Cumulative effect of
    accounting change   . . . .        (3,942)                                                                  (3,942)
                                     --------           --------            --------          --------        --------
  Net income  . . . . . . . . .        (1,483)             2,946               3,407             3,240           8,110
Income (loss) per share:
  Continuing operations   . . .           .30                .35                 .41               .38            1.44
  Cumulative effect of
    accounting change   . . . .          (.47)                                                                    (.47)
                                     --------           --------            --------          --------       ---------
  Net income  . . . . . . . . .      $   (.17)          $    .35            $    .41          $    .38      $      .97
Average number of
  shares outstanding  . . . . .         8,311              8,335               8,360             8,379           8,347

The impact of adopting SFAS 106 on 1993 operating results is not material; therefore, quarterly income from continuing operations has not been restated.