Form 10-K, Exhibit 13
period 1995-08-31
AMCAST INDUSTRIAL CORP
filed 1995-11-22
CIK 27425

                                                  EXHIBIT 13.1

MANAGEMENT'S DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ($ in thousands except per share amounts)

RESULTS OF OPERATIONS
---------------------
   Net sales were $328,231, $271,856, and $222,643 in 1995, 1994, and 1993,
respectively. In 1995, sales increased 20.7% due to increased shipments of aluminum wheels and other automotive components, and higher pricing driven by escalating material costs. In 1994, sales increased 22.1% due to a strong market for the Company's plumbing products and increased demand for aluminum wheels and automotive components.
   The gross profit percent was 20.8%, 21.8%, and 22.6% in 1995, 1994, and 1993, respectively. The gross profit percent decreased in 1995 due to rising material costs. As higher aluminum and copper costs were passed through to customers, material costs as a percentage of sales increased, resulting in a lower gross profit percent. Gross profit decreased as a percent of sales in 1994, primarily due to the underutilization of two recently constructed automotive parts plants. The higher gross profit percent in 1993, resulted from improved pricing for copper plumbing products and lower costs for copper used in many of the Company's flow control products. These improvements were partially offset by reduced unit volumes for copper plumbing products and lower demand for aluminum wheels.
   Selling, general and administrative expenses, as a percent of sales, were 12.5% in 1995, 13.3% in 1994, and 14.2% in 1993. As a percent of sales, these expenses have decreased due to higher sales levels. Expenses have increased year to year reflecting higher sales and marketing costs to support business expansion.
   Interest expense was $1,387, $1,594, and $1,266 in 1995, 1994, and 1993,
respectively. Interest expense decreased in 1995 as long-term debt was retired. Although borrowing increased in the current year, the proceeds financed plant construction and expansions and accordingly, the interest related to these long-term projects was capitalized. Average borrowings were lower in 1994, however, interest expense was higher compared to 1993 when interest was capitalized during the construction period of two new manufacturing facilities. Interest rates were slightly higher in 1994 compared to 1993.
   Other income was higher in 1993, compared to subsequent years, primarily due to the gain realized on the sale of a facility.
   The effective tax rate in 1995 was 34.2%, compared to the 34.5% in 1994.
The 1995 rate is lower than the statutory rate due to federal tax credits.
The rate decreased in 1994 compared to 36% in 1993 primarily due to the tax benefit derived from the conversion of Casting Technology Corporation
(CTC), a joint venture of Amcast and Izumi, to a partnership.
    In 1992, the Company adopted a plan to divest Stanley G. Flagg & Co., (Flagg), a manufacturer of iron and brass pipe fittings and pole line hardware for the utility market. A significant portion of the Flagg assets, relating to the iron and pole line hardware businesses have been sold. Effective August 31, 1995, the Company elected to retain the

                                        1 of 3
brass fittings business, which is currently operating in a portion of the Flagg facility. The assets and operating results of the brass business are not material to the Company, therefore, previously reported results of operations and statements of financial condition of Amcast have not been reclassified. The brass business will be reported as part of flow control segment. Sales in 1995 were $7,615 and assets were $11,857 at year end. The remaining idle assets of the iron and pole line businesses are being held for sale and reported at their net realizable value in the caption, Other Assets. See Discontinued and Retained Operations note on page 23.

   During the fourth quarter of 1993, the Company elected early adoption, effective September 1, 1992, of the Statement of Financial Accounting Standards
(SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". This statement requires companies to record a liability for employees' accumulated postretirement benefit costs and to recognize ongoing expenses on an accrual basis. The Company recognized the $6,159 pre-tax cumulative effect of the change in accounting principle, which represents the accumulated postretirement benefit obligation as of September 1, 1992. The effect on net income and shareholders' equity was $3,942, or $.47 per share. The impact on 1993 operating results, due to the adoption of SFAS 106, was not material.

FLOW CONTROL PRODUCTS
---------------------
   Flow Control Products sales were $146,692, $124,090, and $110,096 in 1995, 1994, and 1993, respectively. Operating profits were $25,387, $19,849, and $15,703 in 1995, 1994, and 1993, respectively. In 1995, sales increased 18.2% while operating profits rose 27.9%. Margins increased due to higher operating efficiencies and the Company's strong market position, which allowed for improved price realization. In 1994, sales increased 12.7% while operating profits rose 26.4% due to improved margins resulting from cost reductions and increased sales volume.

ENGINEERED COMPONENTS
---------------------
   Engineered Components sales were $181,539, $147,766, and $112,547 in 1995, 1994, and 1993, respectively. Operating profits were $8,862, $10,034, and $8,228 in 1995, 1994, and 1993, respectively. In 1995, sales increased 22.9% due to higher volumes of aluminum wheels and automotive components, and higher pricing driven by escalating aluminum costs. Operating profits decreased 11.7% due to costs related to launching several new products which offset the improvements in sales volume. In 1994, sales increased 31.3% while operating profits increased 21.9%. The increase in sales was primarily due to strong customer demand for aluminum wheels and other aluminum automotive components. Higher operating profits, resulting primarily from wheel sales, were partially offset by the underutilization of two new automotive parts plants.

LIQUIDITY
---------
   Net cash provided by operations was $15,464, $29,578, and $17,958 for the years 1995, 1994, and 1993, respectively. In each of the three years, cash was primarily provided by income from operations, and depreciation. In 1995, inventories and accounts receivables increased to support the increased sales volume.

                                        2 of 3

   Net cash used by investing activities was $42,743, $8,848, and $11,121 for the years 1995, 1994, and 1993, respectively. To support the business expansion activities, investments were made in property, plant, and equipment, and Casting Technology Company.
   Net cash provided (used) by financing activities was $13,151, $(7,567), and $(7,726) for the years 1995, 1994, and 1993, respectively. In 1995, increased borrowings were used to fund business expansion. In 1994 and 1993, financing activities used cash primarily to reduce long-term debt and pay cash dividends.

CAPITAL RESOURCES
-----------------
  Capital expenditures were $41,724, $15,596, and $13,990 in 1995, 1994, and
1993, respectively. In 1995, expenditures were funded by additions to long-term debt, cash provided by operations, and the prior year cash position. In 1994 and 1993, the expenditures were funded by cash provided by operations. At August 31, 1995, the Company had $16,296 of commitments for capital expenditures to be made in 1996, primarily for the Engineered Components segment.
  Book value per common share at August 31, 1995, was $14.52, up from $13.02 the prior year. The ratio of long-term debt as a percent of capital increased to 19.3% at August 31, 1995, from 11.2% at August 31, 1994.
  In June of 1995, the Company signed a new five year, $60 million, revolving credit agreement with its five-member bank group. The agreement consists of a three-year revolving period, which may be extended for up to two years under certain conditions, followed by a two-year term loan commitment. The new agreement provides enhanced borrowing capacity and flexibility to support the Company's growth program. The financing replaces a prior $40 million agreement which was to expire in 1997.
   The Company has $146.9 million of unused borrowing capacity under the most restrictive debt covenant relating to the above mentioned credit agreement. One million preferred shares and 6.4 million common shares are authorized and available for future issuance. Management believes the Company has adequate financial resources to meet its future needs.

Contingencies. The Company, as is normal for the industry in which it operates, is involved in certain legal proceedings and subject to certain claims and site investigations that arise under the environmental laws and which have not been finally adjudicated. To the extent possible, with the information available, the Company regularly evaluates its responsibility with respect to environmental proceedings. The factors considered in this evaluation are described in detail in the Commitments and Contingencies note to the consolidated financial statements. At August 31, 1995, the Company had accrued reserves of $2.6 million for environmental liabilities. The Company is of the opinion that, in light of its existing reserves, its liability in connection with environmental proceedings should not have a material adverse effect on its financial condition or results of operation.

                                        3 of 3

REPORT OF ERNST & YOUNG LLP
INDEPENDENT AUDITORS

Shareholders and Board of Directors
Amcast Industrial Corporation
Dayton, Ohio

We have audited the accompanying consolidated statements of financial condition of Amcast Industrial Corporation and subsidiaries as of August 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended August 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amcast Industrial Corporation and subsidiaries at August 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 31, 1995, in conformity with generally accepted accounting principles.
   As discussed in the Postretirement Health Care and Life Insurance Benefits note to the consolidated financial statements, in 1993 the Company adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

Ernst & Young LLP
Dayton, Ohio
October 10, 1995
                                  /s/ Ernst & Young LLP
                                  --------------------

                                                 1 of 1

SELECTED DATA
($ in thousands except per common share and statistical data)

FINANCIAL DATA                                         1995         1994       1993      1992       1991
  Net sales   . . . . . . . . . . . . . . . . .       $328,231    $271,856   $222,643  $236,805   $220,643
  Gross profit  . . . . . . . . . . . . . . . .         68,111      59,258     50,425    52,247     47,271
  Gross profit percent  . . . . . . . . . . . .           20.8%       21.8%      22.6%     22.1%      21.4%
  Income before taxes   . . . . . . . . . . . .         26,098      22,067     18,831    18,740     11,944
  Income from continuing operations . . . . . .         17,171      14,454     12,052    11,994      7,405
  Working capital   . . . . . . . . . . . . . .         47,845      48,590     36,097    32,525     45,287
  Total assets  . . . . . . . . . . . . . . . .        229,367     194,161    176,537   173,774    175,211
  Long-term debt  . . . . . . . . . . . . . . .         29,687      13,910     17,929    22,276     40,424

PER COMMON SHARE DATA
  Income from continuing operations   . . . . .       $   2.02    $   1.72   $   1.44  $   1.66   $   1.14
  Weighted average number of common
     shares outstanding (in thousands). . . . .          8,517       8,425      8,347     7,223      6,487
  Dividends declared  . . . . . . . . . . . . .       $    .53    $    .49   $    .48  $    .48   $    .48
  Book value  . . . . . . . . . . . . . . . . .          14.52       13.02      11.81     11.37      10.80

STATISTICAL DATA
  Current ratio   . . . . . . . . . . . . . . .            1.9         2.0        1.9       1.8        2.0
  Long-term debt as a percent of capital  . . .           19.3%       11.2%      15.3%     19.1%      36.9%
  Average number of employess . . . . . . . . .          2,400       2,100      1,900     1,900      1,900



                                        1 of 1

CONSOLIDATED STATEMENTS OF OPERATIONS
($ in thousands except per share amounts)

                                                                                                 Year Ended August 31
                                                                                          1995           1994           1993
Net sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $328,231      $271,856        $222,643
Cost of sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        260,120       212,598         172,218
                                                                                         -------       -------         -------
                                                                       GROSS PROFIT       68,111        59,258          50,425

Selling, general and administrative expenses . . . . . . . . . . . . . . . . .  .         41,139        36,038          31,515
                                                                                          ------        ------          ------
                                                                   OPERATING INCOME       26,972        23,220          18,910

Other income, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            513           441           1,187
Interest expense  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          1,387         1,594           1,266
                                                                                           -----         -----           -----
                                                        INCOME BEFORE INCOME TAXES        26,098        22,067          18,831
Income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          8,927         7,613           6,779
                                                                                           -----         -----           -----
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE                       17,171        14,454          12,052
Cumulative effect of change in accounting for postretirement
  benefits other than pensions, net of taxes                                                                            (3,942)
                                                                                     -----------   -----------     -----------
                                                                         NET INCOME      $17,171       $14,454          $8,110
                                                                                     -----------   -----------     -----------

Income per share:
  Income before cumulative effect of a change in accounting principle   . . . .            $2.02         $1.72           $1.44
  Cumulative effect of a change in accounting principle   . . . . . . . . . . . .                                         (.47)
                                                                                     -----------   -----------     -----------
  Net income per share  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $2.02         $1.72            $.97
                                                                                     ===========   ===========     ===========
See notes to consolidated financial statements



                                        1 of 1

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
($ in thousands)

                                                                                                           AUGUST 31
                                                                                                   1995                1994
ASSETS
CURRENT ASSETS
  Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $  1,286            $ 15,414
  Accounts receivable   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         44,643              38,400
  Inventories   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         49,146              38,469
  Prepaid expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          7,786               5,143
                                                                                               -----------         -----------
                                                                       TOTAL CURRENT ASSETS        102,861              97,426
PROPERTY, PLANT, AND EQUIPMENT
  Land  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          1,978               1,940
  Buildings   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         27,653              25,130
  Machinery and equipment   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        135,163             110,287
  Construction in progress  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         35,530              11,828
                                                                                               -----------         -----------
                                                                                                   200,324             149,185
  Less allowances for depreciation  . . . . . . . . . . . . . . . . . . . . . . . . . . . .         94,701              75,531
                                                                                               -----------         -----------
                                                                                                   105,623              73,654
NET ASSETS OF DISCONTINUED OPERATION  . . . . . . . . . . . . . . . . . . . . . . . . . . .                             12,389
OTHER ASSETS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         20,883              10,692
                                                                                               -----------         -----------
                                                                                                  $229,367            $194,161
                                                                                               ===========         ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 33,647            $ 27,169
  Compensation and related items  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          9,719               9,066
  Accrued expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          5,930               7,482
  Current portion of long-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . . .          4,522               4,019
  Other current liabilities   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          1,198               1,100
                                                                                                ----------         -----------
                                                                    TOTAL CURRENT LIABILITIES       55,016              48,836
LONG-TERM DEBT--less current portion  . . . . . . . . . . . . . . . . . . . . . . . . . . .         29,687              13,910

DEFERRED INCOME TAXES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          6,952               4,024

DEFERRED LIABILITIES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         13,507              17,228

SHAREHOLDERS' EQUITY
  Preferred shares, without par value:
    Authorized--1,000,000 shares
    Issued--None
  Common shares, at stated value:
    Authorized--15,000,000 shares
    Issued--8,555,875 shares, 8,457,896 shares in 1994  . . . . . . . . . . . . . . . . . .          8,556               8,458
  Capital in excess of stated value   . . . . . . . . . . . . . . . . . . . . . . . . . . .         64,175              62,912
  Retained earnings   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         51,474              38,793
                                                                                                ----------         -----------
                                                                                                   124,205             110,163
                                                                                                ----------         -----------
                                                                                                  $229,367            $194,161
                                                                                                ==========         ===========
See notes to consolidated financial statements




                                        1 of 1

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
($ in thousands)

                                                                         Capital in                     Common
                                                           Common         Excess of      Retained       Shares in
                                                           Shares        Stated Value    Earnings       Treasury          Total
BALANCE AT SEPTEMBER 1, 1992  . . . . . . . . . . . . .     $8,370        $62,006        $24,695       $   (651)           $ 94,420
  Net income  . . . . . . . . . . . . . . . . . . . . .                                    8,110                              8,110
  Cash dividends declared, $.48 per share . . . . . . .                                   (4,014)                            (4,014)
  Stock options exercised   . . . . . . . . . . . . . .         13             61                           564                 638
  Other   . . . . . . . . . . . . . . . . . . . . . . .                       (20)          (214)                              (234)
                                                         ---------      ---------      ---------       --------          ----------
BALANCE AT AUGUST 31, 1993                                   8,383         62,047         28,577            (87)             98,920
  Net income  . . . . . . . . . . . . . . . . . . . . .                                   14,454                             14,454
  Cash dividends declared, $.49 per share . . . . . . .                                   (4,134)                            (4,134)
  Stock options exercised   . . . . . . . . . . . . . .         75            698                            87                 860
  Tax benefit from stock options exercised  . . . . . .                       167                                               167
  Other   . . . . . . . . . . . . . . . . . . . . . . .                                     (104)                              (104)
                                                         ---------      ---------      ---------       --------         -----------
BALANCE AT AUGUST 31, 1994                                   8,458         62,912         38,793                            110,163
  NET INCOME  . . . . . . . . . . . . . . . . . . . . .                                   17,171                             17,171
  CASH DIVIDENDS DECLARED, $.53 PER SHARE . . . . . . .                                   (4,523)                            (4,523)
  STOCK OPTIONS EXERCISED   . . . . . . . . . . . . . .         98          1,029                                             1,127
  TAX BENEFIT FROM STOCK OPTIONS EXERCISED  . . . . . .                       234                                               234
  Other   . . . . . . . . . . . . . . . . . . . . . . .                                       33                                 33
                                                         ---------      ---------      ---------       --------         -----------
Balance at August 31, 1995                                  $8,556        $64,175        $51,474       $     --            $124,205
                                                         =========      =========      =========       ========         ===========

See Notes to Consolidated Financial Statements


                                        1 of 1

CONSOLIDATED STATEMENTS OF CASH FLOWS
($ in thousands )

                                                                                              Year Ended August 31
                                                                                      1995            1994            1993
OPERATING ACTIVITIES:
  Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $ 17,171         $ 14,454        $  8,110
  Depreciation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        14,392           12,812          12,010
  Cumulative effect of change in accounting principle . . . . . . . . . . . .                                          6,159
  Deferred liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . .          (793)             380          (1,183)
  Loss (gain) on property, plant and equipment disposals  . . . . . . . . . .            22               46            (850)

  Changes in assets and liabilities:
    Accounts receivable   . . . . . . . . . . . . . . . . . . . . . . . . . .        (6,243)          (4,636)          1,245
    Inventories   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       (10,677)          (3,897)         (1,757)
    Prepaid expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . .        (2,643)            (887)         (1,622)
    Prepaid pension costs   . . . . . . . . . . . . . . . . . . . . . . . . .           249              336             548
    Other assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        (1,691)             613          (2,105)
    Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . . . . . .         6,478            9,119          (4,160)
    Accrued liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . .          (801)           1,238           1,563
                                                                                 ----------      -----------     -----------
                                              NET CASH PROVIDED BY OPERATIONS        15,464           29,578          17,958
INVESTING ACTIVITIES:
  Proceeds from property, plant, and equipment disposals. . . . . . . . . . .           482              171           1,907
  Additions to property, plant, and equipment . . . . . . . . . . . . . . . .       (41,724)         (15,596)        (13,990)
  Contributions to joint venture  . . . . . . . . . . . . . . . . . . . . . .        (6,660)          (1,014)           (180)
  Decrease in discontinued and other assets   . . . . . . . . . . . . . . . .         5,159            7,591           1,142
                                                                                 ----------      -----------     -----------
                                        NET CASH USED BY INVESTING ACTIVITIES       (42,743)          (8,848)        (11,121)
FINANCING ACTIVITIES:
  Additions to long-term debt . . . . . . . . . . . . . . . . . . . . . . . .        20,300
  Proceeds from exercise of stock options . . . . . . . . . . . . . . . . . .         1,361            1,027             628
  Reduction in long-term debt . . . . . . . . . . . . . . . . . . . . . . . .        (4,523)          (4,019)         (4,347)
  Short-term borrowings and current portion of long-term debt . . . . . . . .           503             (337)            231
  Dividends   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        (4,523)          (4,134)         (4,014)
  Other   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            33             (104)           (224)
                                                                                 ----------      -----------     -----------
                             NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES        13,151           (7,567)         (7,726)
                                                                                 ----------      -----------     -----------
Net change in cash and cash equivalents  . . . . . . . . . . . . . . . . . .        (14,128)          13,163            (889)
Cash and cash equivalents at beginning of year . . . . . . . . . . . . . . .         15,414            2,251           3,140
                                                                                 ----------      -----------     -----------

                                     CASH AND CASH EQUIVALENTS AT END OF YEAR      $  1,286         $ 15,414        $  2,251
                                                                                 ==========      ===========     ===========

See notes to consolidated financial statements



                                        1 of 1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands except per share data)

ACCOUNTING POLICIES
THE CONSOLIDATED FINANCIAL STATEMENTS include the accounts of Amcast Industrial Corporation and its subsidiaries (the Company). Intercompany transactions have been eliminated.

CASH AND CASH EQUIVALENTS include amounts on deposit with financial institutions and investments maturing within 90 days.

ACCOUNTS RECEIVABLE are stated net of allowances for doubtful accounts of $222 at August 31, 1995, and $147 at August 31, 1994.

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

DEFERRED INCOME TAXES are provided for temporary differences between financial and tax reporting in accordance with the liability method under the provisions of Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes".

NET INCOME PER SHARE is computed on the weighted average number of common shares outstanding during each year. The exercise of outstanding options, which are common stock equivalents, would cause no material dilution.



                                        1 of 1

DISCONTINUED AND RETAINED OPERATIONS

Effective August 31, 1992, the Company adopted a plan to sell the Stanley G. Flagg & Co. division (Flagg), a manufacturer of iron and brass pipe fittings and utility pole line hardware. Since 1992, the Company has reported Flagg as a discontinued operation.

The Company has sold inventory and machinery and equipment relating to the iron fittings and the utility hardware product lines. Certain idle equipment relating to these product lines remains unsold. Effective August 31,1995, the Company decided to retain the brass business of Flagg. The brass business is currently operating in a portion of the Flagg facility. The operations and the assets of the brass business are immaterial to the Company and therefore, previously reported results of operations and statements of financial condition have not been reclassified. In the future, sales of the brass business will be reported in the Flow Control Products Segment. Sales were $7,615 in 1995. Total assets, included in Flow Control Products identifiable assets, were $11,857 at year end. The asset values of the remaining idle facility and machinery and equipment relating to the iron and utility hardware product lines are being held for sale and are recorded at their net realizable value in other assets.

INVENTORIES
The major components of inventories as of August 31 are:

                                                     1995      1994
Finished products ..............................    $31,881   $21,234
Work in process ................................     15,450    13,121
Raw materials and supplies......................     11,961    10,435
                                                     ------    ------
                                                     59,292    44,790
Less amount to reduce certain
  inventories to LIFO value ....................     10,146     6,321
                                                     ------    ------
                                                    $49,146   $38,469
                                                    =======   =======

Inventories reported on the FIFO method were $12,901 and $5,435 at August 31, 1995 and 1994, respectively. The estimated replacement cost of inventories is the amount reported before the LIFO reserve.



                                        1 of 1

OTHER ASSETS
The major components of other assets as of August 31 are:

                                          1995      1994
Assets held for resale................. $ 3,522   $   553

Investment in joint venture............   7,278       648
Other .................................  10,083     9,491
                                        -------   -------
                                        $20,883   $10,692
                                        =======   =======

   Properties held for resale reflect the estimated realizable values of the fixed assets of closed facilities. The investment in joint venture represents the Company's share of Casting Technology Company's net equity.




                                        1 of 1

LONG-TERM DEBT AND CREDIT ARRANGEMENTS
The following table summarizes the Company's borrowings at August 31:

                                          1995           1994
Senior notes........................     $7,232       $10,964
Revolving credit notes..............     13,000
Lines of credit.....................      7,300
Industrial revenue bonds ...........      6,677         6,965
                                        -------       -------
                                         34,209        17,929
Less current portion................      4,522         4,019
                                        -------       -------
                    LONG-TERM DEBT      $29,687       $13,910
                                        =======       =======

   Senior notes consist of two agreements with interest rates of 9.32% and 9%. The notes call for periodic principal payments and mature June 5, 1996, and September 15, 1999, respectively.
   The Company has a $60,000 credit agreement extending through March 31, 2000. There were $13,000 outstanding borrowings under this credit agreement at August 31, 1995, with a weighted average interest rate of 6.3%. The interest rate on borrowings under this agreement is based on, at the Company's option, the prime rate, the certificate of deposit rate plus a premium, or the Euro-dollar rate plus a premium. Premiums are subject to Company performance measured on a quarterly basis and range from 0.375% to 0.75%. A commitment fee of 0.15% is payable on the unused portion of the credit line.
   The Company has lines of credit totaling $25,000. At August 31, 1995, borrowings were $7,300 with a weighted average interest rate of 6.4%. These lines require no material compensating balances or commitment fees.
   Industrial revenue bonds consist of various issues at fixed and variable interest rates, ranging from 3.9% to 5%. These bonds call for principal payments at various dates through 2004.
   Debt covenants require the Company to maintain certain current and debt-to-equity ratios. Other provisions limit the aggregate amount of certain defined payments including purchase of Company stock and cash dividends. At August 31, 1995, all retained earnings were available for the payment of dividends.
   The obligations in connection with industrial revenue bonds and certain notes included in long-term debt are collateralized by property, plant, and equipment with a net book value of $2,907 and $3,673 at August 31, 1995 and 1994, respectively.
   Long-term debt maturities for each of the next five years are $4,522 in 1996, $1,105 in 1997, $1,107 in 1998, $6,990 in 1999, and $14,910 in 2000.
   Capitalized interest was $390 and $878 in 1995 and 1993, respectively. Interest paid was $1,830, $1,705, and $2,230 in 1995, 1994, and 1993, respectively.




                                        1 of 1

STOCK OPTIONS
The Company has two active stock option plans.
   The 1981 Stock Option Plan was approved by shareholders of the Company on December 16, 1981, and amended by the shareholders on December 18, 1985. The plan provided for the granting of a maximum of 400,000 options to purchase common shares to key employees of the Company and its subsidiaries. The option price per share may not be less than the fair market value of a share on the date the option is granted, and the maximum term of an option may not exceed ten years. Options granted under the plan may include related stock appreciation rights. Granting of options under this plan expired on October 13, 1991.
   The 1989 Stock Incentive Plan was approved by shareholders of the Company on December 14, 1988 and amended by the shareholders on December 9, 1992. The plan provides for the granting of a maximum of 800,000 stock options, stock appreciation rights, performance awards, and restricted stock awards to key employees of the Company and its subsidiaries. The option price per share may not be less than the fair market value of a share on the date the option is granted, and the maximum term of an option may not exceed ten years.
   The 1989 Director Stock Option Plan was approved by the shareholders of the Company on December 14, 1988. The plan provides for the granting of a maximum of 120,000 nonqualified stock options. The option price per share is equal to the fair market value of a Company share on the date of grant. The term of each option is five years, and an option first becomes exercisable one year after the date of grant. Under the plan, each person serving as a director of the Company on the first business day of January of each year, who is not employed by the Company will automatically be granted 1,500 options.
   Information regarding the Company's stock option plans is summarized below:

                                                                                 1981             1989              1989
                                                                                Stock             Stock        Director Stock
                                                                             Option Plan       Incentive Plan    Option Plan
Shares under option:
  Outstanding at September 1, 1992 . . . . . . . . . . . . . . . . . .         30,832            263,084           45,000
    Granted  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                           102,623           12,000
    Exercised  . . . . . . . . . . . . . . . . . . . . . . . . . . . .        (23,832)           (46,174)         (10,500)
                                                                           ----------         ----------       ----------
  Outstanding at August 31, 1993 . . . . . . . . . . . . . . . . . . .          7,000            319,533           46,500
    Granted  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                            97,932           10,500
    Exercised  . . . . . . . . . . . . . . . . . . . . . . . . . . . .         (7,000)           (65,009)         (15,000)
    Canceled . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                           (11,129)
                                                                           ----------         ----------       ----------
  Outstanding at August 31, 1994 . . . . . . . . . . . . . . . . . . .                           341,327           42,000
    Granted  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                           129,137           10,500
    Exercised  . . . . . . . . . . . . . . . . . . . . . . . . . . . .                           (91,144)          (6,000)
    Canceled. . . . . . . . . . . . . . . . . . . . . . . .  . . . . .                           (11,000)
                                                                                              ----------       ----------
  Outstanding at August 31, 1995 . . . . . . . . . . . . . . . . . . .                           368,320           46,500
                                                                                              ----------       ----------
Options available to grant at August 31, 1995  . . . . . . . . . . . .                           121,803           39,000
                                                                                              ==========       ==========
Average option price per share:
  At August 31, 1993  . . . . . . . . . . . . . . . . . . . . . . . .      $    12.75         $    12.81       $    14.37
  At August 31, 1994  . . . . . . . . . . . . . . . . . . . . . . . .                              14.95            16.69
  At August 31, 1995  . . . . . . . . . . . . . . . . . . . . . . . .                              17.33            18.39
Options exercisable:
  At August 31, 1993  . . . . . . . . . . . . . . . . . . . . . . . .           7,000            216,910           34,500
  At August 31, 1994  . . . . . . . . . . . . . . . . . . . . . . . .                            243,395           31,500
  At August 31, 1995  . . . . . . . . . . . . . . . . . . . . . . . .                            244,183           36,000
Average price of options exercised:
  Year Ended August 31, 1993  . . . . . . . . . . . . . . . . . . . .      $    11.43         $     9.44       $    11.04
  Year Ended August 31, 1994  . . . . . . . . . . . . . . . . . . . .           12.75              11.78            12.66
  Year Ended August 31, 1995  . . . . . . . . . . . . . . . . . . . .                              11.47            11.00


                                        1 of 1

LEASES
The Company has a number of operating lease agreements primarily involving machinery, physical distribution, and computer equipment. Certain of these leases contain renewal or purchase options which vary by lease. These leases are noncancelable and expire on dates through 2000.
   Rent expense was $5,206, $5,234, and $2,404 for the years ended August 31, 1995, 1994, and 1993, respectively.
   The following is a schedule by year of future minimum rental payments required under the operating leases that have initial or remaining noncancelable lease terms in excess of one year as of August 31, 1995:

1996  . . . . . . . . . . . . . . . . . . .    $    4,403
1997  . . . . . . . . . . . . . . . . . . .         3,815
1998  . . . . . . . . . . . . . . . . . . .         8,210
1999  . . . . . . . . . . . . . . . . . . .           188
2000  . . . . . . . . . . . . . . . . . . .            61
                                               ----------
TOTAL MINIMUM LEASE PAYMENTS                   $   16,677
                                               ==========


                                        1 of 1

PREFERRED SHARE PURCHASE RIGHTS
The Company has a Shareholder Rights Plan pursuant to which holders of the Company's common shares receive a dividend of one preferred share purchase right (collectively, the "Rights") for each common share held. The Rights contain features which, under defined circumstances, allow holders to buy shares at a bargain price. The Rights will expire on February 28, 1998. The Rights are not presently exercisable and trade in tandem with the common shares. The Rights become exercisable following the close of business on the tenth day after a public announcement that a person or group has acquired 20% or more of the common shares of the Company or a public announcement or commencement of a tender or exchange offer which would result in ownership of 30% or more of the common shares of Amcast. It is expected that the Rights will begin to trade independently of the Company's common shares at that time.
   The Company may redeem the Rights for one cent per Right any time prior to the close of business on the tenth day following the day that a 20% position is acquired and under certain circumstances thereafter, including certain transactions not involving a 20% shareholder of the Company.



                                        1 of 1

COMMITMENTS AND CONTINGENCIES

         At August 31, 1995, the Company has committed to capital expenditures of $16,296 in 1996, primarily for the Engineered Components segment.
     The Company, as is normal for the industry in which it operates, is involved in certain legal proceedings and subject to certain claims and site investigations which arise under the environmental laws and which have not been finally adjudicated.
         The Company has been identified as a potentially responsible party by various state agencies and by the United States Environmental Protection Agency (U.S. EPA) under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, for costs associated with eight U.S. EPA led multi-party sites and six state environmental agency-led remediation sites. Each of these claims involves third-party owned disposal sites for which compensation is sought from the Company as an alleged waste generator for recovery of past governmental costs or for future investigation or remedial actions. The designation as a potentially responsible party and the assertion of such claims against the Company are made without taking into consideration the extent of the Company's involvement with the particular site. In each instance, claims have been asserted against a number of other entities for the same recovery or other relief as was asserted against the Company. These claims are in various stages of administrative or judicial proceeding. The Company has no reason to believe that it will have to pay a significantly disproportionate share of clean-up costs associated with any site.
         To the extent possible, with the information available at the time, the Company has evaluated its responsibility for costs and related liability with respect to the above sites. In making such evaluation, the Company did not take into consideration any possible cost reimbursement claims against its insurance carriers. The Company is of the opinion that its liability with respect to those sites should not have a material adverse effect on its financial position or results of operations. In arriving at this conclusion, the principal factors considered by the Company were ongoing settlement discussions with respect to certain of the sites, the volume and relative toxicity of waste alleged to have been disposed of by the Company at certain sites, which factors are often used to allocate investigative and remedial costs among potentially responsible parties, the probable costs to be paid by other potentially responsible parties, total projected remedial costs for a site, if known, and the Company's existing reserve to cover costs associated with unresolved environmental proceedings. At August 31, 1995, the Company's accrued undiscounted reserve for such contingencies was $2.6 million.
         Allied-Signal Inc. has brought an action against the Company seeking a contribution from the Company equal to 50% of Allied-Signal's estimated $30 million remediation cost in connection with a site in southern Ohio. The Company believes its responsibility with respect to this site is very limited due to the nature of the foundry sand waste it disposed of at the site. A trial in this case was completed in February of 1995, but no judgment has been rendered. The Company believes that if it has any liability at all in regard to this matter, that liability would not be material to its financial position or results of operations.
         The Company is a defendant in a lawsuit brought by the Public Interest Research Group Inc. seeking substantial penalties for alleged waste water discharges by the Company's Stanley G. Flagg & Co. division during a 48-month period ended in October of 1988. The Company's discharges have been in compliance since at least 1990. The Company therefore believes that penalties, if any, will not be material to its financial position or results of operations.



                                        1 of 1

PENSION PLANS
The Company has a noncontributory defined benefit pension plan covering certain employees. The plan covers salaried employees and provides pension benefits that are based on years of credited service, employee compensation during years preceding retirement, and the primary social security benefit. The plan also covers hourly employees and provides pension benefits of stated amounts for each year of credited service. The Company's policy is to fund the annual amount required by the Employee Retirement Income Security Act of 1974. Plan assets consist of U.S. Treasury bonds and notes, U.S. governmental agency issues, corporate bonds, and common stocks. The plan held 350,000 common shares of the Company at August 31, 1995 (7.8% of plan assets) and 1994 (9% of plan assets).
   The Company also sponsors a deferred compensation profit sharing plan for the benefit of substantially all salaried employees. The Company provides a 15% match on employee contributions up to 6% of eligible compensation and a supplemental savings match from 1% to 35% based on the Company achieving a minimum return on shareholders' equity and subject to IRS limitations.
   The Company participates in a multiemployer plan which provides defined benefits to certain bargaining unit employees.
   The following table sets forth the funded status and the amounts recognized in the consolidated statements of financial condition for the Company's defined benefit plan at August 31:


                                                                                                      1995             1994
Actuarial present value of benefit obligation:
  Vested benefit obligation   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $(81,636)        $(78,127)
                                                                                                    =========         ========
  Accumulated benefit obligation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $(82,573)        $(78,901)
                                                                                                    ==========        ========
Projected benefit obligation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $(87,233)        $(82,654)
Plan assets at fair value . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            85,559           82,986
                                                                                                    ---------         --------
(Under) overfunded projected benefit obligation . . . . . . . . . . . . . . . . . . . . . .            (1,674)             332
Unrecognized net loss . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             3,026            1,847
Unrecognized prior service cost . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             1,897            2,020
Unrecognized transition (asset) being recognized over a minimum of 15 years . . . . . . . .            (3,625)          (4,183)
                                                                                                    ---------        ---------
Net pension (liability) asset recognized in the consolidated
    statement of financial condition  . . . . . . . . . . . . . . . . . . . . . . . . . . .          $   (376)        $     16
                                                                                                     ========        =========

   A summary of the components of net periodic pension cost for the defined plan in 1995, 1994, and 1993, and the total amounts charged to expense for the defined contribution and multiemployer plans follows:


                                                                                      1995             1994             1993
Defined benefit plan:
  Service cost of current period  . . . . . . . . . . . . . . . . . . . . . .     $   1,133        $   1,315        $   1,278
  Interest cost on projected benefit obligation   . . . . . . . . . . . . . .         6,412            6,289            6,466
  Actual return on plan assets  . . . . . . . . . . . . . . . . . . . . . . .       (10,021)          (1,798)         (10,159)
  Net amortization and deferral   . . . . . . . . . . . . . . . . . . . . . .         2,868           (5,320)           2,963
                                                                                   --------        ---------        ---------
  Net pension cost  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           392              486              548
Defined contribution plan . . . . . . . . . . . . . . . . . . . . . . . . . .           510              410              301
Multiemployer pension plan  . . . . . . . . . . . . . . . . . . . . . . . . .           214              197              180
                                                                                  ---------        ---------        ---------
                                                                   TOTAL COST     $   1,116        $   1,093        $   1,029
                                                                                  =========        =========        =========
Assumed rates of return:
  Weighted average discount rate  . . . . . . . . . . . . . . . . . . . . . .           7.5%             8.0%             7.5%
  Rate of future compensation increase  . . . . . . . . . . . . . . . . . . .           4.7%             4.7%             4.7%
  Long-term return on assets:
    Dedicated   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           8.0%             7.5%             8.5%
    Nondedicated  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          10.5%            10.0%            10.0%



                                        1 of 1

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

Accumulated postretirement benefit obligation recognized in 1995 and 1994:

                                                                                                  1995           1994
  Retirees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $4,390         $3,497
  Fully eligible active plan participants   . . . . . . . . . . . . . . . . . . . . . . . .         346          1,718
  Other active employees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         427            292
                                                                                               --------     ----------
                                                                                                  5,163          5,507
  Deferred gain   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           241            358
                                                                                              ---------     ----------
                                                                                                 $5,404         $5,865
                                                                                              =========     ==========

        In prior years, health care and life insurance benefits for retired employees of closed facilities were provided for at the time the related facility was closed. The accrued postretirement benefit obligation for these retirees at August 31, 1995 was $2,400.

        Net periodic postretirement benefit expense for 1995, 1994 and 1993 is as follows:

                                                                                                   1995       1994       1993
  Service cost  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $     25   $     28    $    40
  Interest cost   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        415        460        447
                                                                                                --------    -------    -------
                                                                                                $    440   $    488    $   487
                                                                                                ========   ========    =======

   The actuarial assumptions used to determine 1995 and 1994 costs and benefit obligation includes a discount rate of 7.5% and 8%, respectively. The assumed rates of future increases in per capita cost of health care benefits (health care trend rates) are 8% in 1996 and 9% in 1995, decreasing gradually to 5.5% by the year 1999. Increasing the health care trend rate by one percentage point would increase the accumulated postretirement benefit obligation $250 and would increase the 1995 postretirement benefit cost $21.



                                        1 of 1

INCOME TAXES
The provisions for income taxes are as follows:
                                                                             1995                    1994             1993
Currently payable
  State and local   . . . . . . . . . . . . . . . . . . . . . .            $  561                   $   466            $    14
  Foreign   . . . . . . . . . . . . . . . . . . . . . . . . . .               542                       460                108
  Federal   . . . . . . . . . . . . . . . . . . . . . . . . . .             4,896                     3,962              2,269
Deferred
  State and local   . . . . . . . . . . . . . . . . . . . . . .                88                      (100)               100
  Federal   . . . . . . . . . . . . . . . . . . . . . . . . . .             2,840                     2,825              4,288
                                                                     ------------               -----------       ------------
                                                                           $8,927                    $7,613             $6,779
                                                                     ============               ===========       ============

Reconciliations of income taxes computed by applying the statutory federal income tax rate to the provisions for income taxes are as follows:

Federal income tax at statutory rate  . . . . . . . . . . . . .            $9,134                    $7,723           $6,528
Federal tax credits . . . . . . . . . . . . . . . . . . . . . .              (400)
State income taxes  . . . . . . . . . . . . . . . . . . . . . .               422                       238               74
Other.  . . . . . . . . . . . . . . . . . . . . . . . . . . . .              (229)                     (348)             177
                                                                     ------------               -----------       ----------
                                                                           $8,927                    $7,613           $6,779
                                                                    =============               ===========       ===========

Deferred taxes resulting from temporary differences between financial and tax reporting are as follows:

Depreciation  . . . . . . . . . . . . . . . . . . . . . . . . .            $  846                   $   628           $  672
Restructuring . . . . . . . . . . . . . . . . . . . . . . . . .               847                       518              646
Discontinued operation  . . . . . . . . . . . . . . . . . . . .               645                     2,493            1,882
Start-up costs  . . . . . . . . . . . . . . . . . . . . . . . .             1,359                      (137)           1,323
Federal tax credits . . . . . . . . . . . . . . . . . . . . . .              (400)
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              (369)                     (317)             (27)
                                                                     ------------               -----------       ----------
                                                                           $2,928                    $3,185           $4,496
                                                                     ============               ===========       ==========


The Company has income tax credits of $400 expiring in 2006 through 2010 and an alternative minimum tax credit of $1,092 available to offset future tax payments. Income taxes paid totaled $6,603, $3,347, and $2,474 in 1995, 1994, and 1993, respectively.

Significant components of deferred tax assets and liabilities are as follows:

Deferred tax assets related to:                                              1995                    1994
   Accrued compensation and related items . . . . . . . . . . . .          $5,284                    $6,747
   Tax credit carryforwards . . . . . . . . . . . . . . . . . . .           1,492                       975
   Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . .           3,311                     3,187
                                                                         --------               -----------
                                                                           10,087                    10,909

Deferred tax liabilities related to:

   Depreciation   . . . . . . . . . . . . . . . . . . . . . . . .          10,408                     9,888
   Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . .           5,201                     3,615
                                                                         --------               -----------
                                                                           15,609                    13,503
                                                                         --------               -----------
Net deferred tax liabilities  . . . . . . . . . . . . . . . . . .          $5,522                    $2,594
                                                                         ========               ===========



                                        1 of 1

MAJOR CUSTOMERS AND CREDIT CONCENTRATION
The Company sells products to customers primarily in the United States. The Company performs ongoing credit evaluations of customers, and generally does not require collateral. Allowances are maintained for potential credit losses and such losses have been within management's expectations.
   On August 31, 1995, trade receivables from the domestic automotive industry were $17,674 and $21,173 was due from the construction industry.
   Sales to Engineered Components' largest customer, General Motors Corporation, were $120,100, $89,300, and $60,000 for the years ended August 31, 1995, 1994, and 1993, respectively. Trade receivables from General Motors Corporation on August 31, 1995 and 1994, were $13,192 and $10,175 and were current. No other single customer accounted for a material portion of trade receivables.





                                        1 of 1

BUSINESS SEGMENTS
($ in thousands)
The Company has two business segments, Flow Control Products and Engineered Components.
   Through the Flow Control Products and Engineered Components segments, the Company serves the construction, automotive, industrial, and aerospace sectors of the economy. See Corporate Profile on the inside front cover and pages 4 through 13 for a review of the major products produced.
   Flow Control Products sales of copper plumbing fittings amounted to $112,492, $92,532, and $80,156 in 1995, 1994, and 1993, respectively. Sales of aluminum products to the automotive industry by Engineered Components amounted to $150,215, $111,104, and $76,873 in 1995, 1994, and 1993, respectively.
Export sales and sales by geographic area were not material.

                                           NET SALES                INCOME BEFORE INCOME TAXES
                                   1995        1994         1993         1995        1994        1993
Flow Control Products . . . .   $146,692     $124,090     $110,096      $25,387     $19,849     $15,703
Engineered Components . . . .    181,539      147,766      112,547        8,862      10,034       8,228
Corporate . . . . . . . . . .                                            (6,764)     (6,222)     (3,834)
Interest Expense. . . . . . .                                            (1,387)     (1,594)     (1,266)
                                --------     --------     --------      -------     -------     -------
                                $328,231     $271,856     $222,643      $26,098     $22,067     $18,831
                                ========     ========     ========      =======     =======     =======

                                    IDENTIFIABLE ASSETS                           DEPRECIATION
Flow Control Products . . . .   $ 92,373     $ 65,564     $ 61,753      $ 4,294     $ 3,913     $ 3,947
Engineered Components . . . .    133,437       97,798       89,061        9,954       8,707       7,813
Corporate . . . . . . . . . .      3,557       18,410        5,743          144         192         250
                                --------     --------     --------
Continuing Operations . . . .    229,367      181,772      156,557
Discontinued Operation  . . .                  12,389       19,980
                                --------     --------     --------      -------     -------     -------
                                $229,367     $194,161     $176,537      $14,392     $12,812     $12,010
                                ========     ========     ========      =======     =======     =======

                                                    CAPITAL EXPENDITURES
Flow Control Products . . . .   $ 12,236     $  4,893    $   2,345
Engineered Components . . . .     29,371       10,592       11,522
Corporate . . . . . . . . . .        117          111          123
                                --------     --------     --------
                                $ 41,724     $ 15,596    $  13,990
                                ========     ========     ========

                                        1 of 1

QUARTERLY FINANCIAL DATA (UNAUDITED)
($ in thousands except per share data)

                                                               FISCAL QUARTER                                     FOR THE YEAR
                                    ------------------------------------------------------------------------------------------
1995                                     1ST                    2ND              3RD                  4TH
Net sales . . . . . . . . . . .     $ 76,998                $ 81,755         $ 86,397             $ 83,081          $ 328,231
Gross profit  . . . . . . . . .       15,657                  17,055           17,893               17,506             68,111
Net income  . . . . . . . . . .        3,623                   4,278            4,674                4,596             17,171
Net income per share  . . . . .     $    .43                $    .50         $    .55             $    .54          $    2.02
Average number of . . . . . . .
  shares outstanding  . . . . .        8,475                   8,513            8,524                8,553              8,517

                                                               Fiscal Quarter                                     For the Year
                                    ------------------------------------------------------------------------------------------
1994                                    1st                     2nd              3rd                 4th
Net sales . . . . . . . . . . .     $ 60,328                $ 67,697         $ 70,902             $ 72,929          $ 271,856
Gross profit  . . . . . . . . .       12,635                  14,694           15,822               16,107             59,258
Net income  . . . . . . . . . .        2,685                   3,513            4,291                3,965             14,454
Net income per share  . . . . .     $    .32                $    .42         $    .51             $    .47          $    1.72
Average number of
  shares outstanding  . . . . .        8,390                   8,409            8,444                8,455              8,425



                                        1 of 1