Form 10-K, Exhibit 13
period 1996-08-31
AMCAST INDUSTRIAL CORP
filed 1996-11-25
CIK 27425

                                  EXHIBIT 13.1
                                  ------------

SELECTED DATA

($ in thousands except per common share and statistical data)

FINANCIAL DATA                                1996        1995        1994        1993        1992
   Net sales ............................   $343,934    $328,231    $271,856    $222,643    $236,805
   Gross profit .........................     70,696      68,111      59,258      50,425      52,247
   Gross profit percent .................       20.6%       20.8%       21.8%       22.6%       22.1%
   Income before taxes ..................     24,731      26,098      22,067      18,831      18,740
   Net income ...........................     15,926      17,171      14,454      12,052      11,994
   Working capital ......................     57,774      47,845      48,590      36,097      32,525
   Total assets .........................    269,217     229,367     194,161     176,537     173,774
   Long-term debt .......................     58,783      29,687      13,910      17,929      22,276

PER COMMON SHARE DATA
   Net income ...........................   $   1.85    $   2.02    $   1.72    $   1.44    $   1.66
   Weighted average number of common
     shares outstanding (in thousands) ..      8,606       8,517       8,425       8,347       7,223
   Dividends declared ...................   $    .56    $    .53    $    .49    $    .48    $    .48
   Book value ...........................      15.80       14.52       13.02       11.81       11.37

STATISTICAL DATA
   Current ratio ........................        2.1         1.9         2.0         1.9         1.8
   Long-term debt as a percent of capital       30.2%       19.3%       11.2%       15.3%       19.1%
   Number of employees ..................      2,600       2,400       2,300       1,900       1,900


Note: Net income for 1993 and 1992 is Income before Cumulative Effect of a Change in Accounting Principle and Income from Continuing Operations, respectively.

REPORT OF ERNST & YOUNG LLP
INDEPENDENT AUDITORS

Shareholders and Board of Directors
Amcast Industrial Corporation
Dayton, Ohio

We have audited the accompanying consolidated statements of financial condition of Amcast Industrial Corporation and subsidiaries as of August 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended August 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amcast Industrial Corporation and subsidiaries at August 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 31, 1996, in conformity with generally accepted accounting principles.

Ernst & Young LLP
Dayton, Ohio
October 8, 1996

                                         /s/Ernst & Young LLP
                                         --------------------

CONSOLIDATED STATEMENTS OF INCOME
($ in thousands except per share amounts)

                                                                                    Year Ended August 31
                                                                                1996        1995       1994
Net sales ................................................................   $ 343,934    $328,231   $271,856
Cost of sales ............................................................     273,238     260,120    212,598
                                                                             ---------    --------   --------
                                                              GROSS PROFIT      70,696      68,111     59,258

Selling, general and administrative expenses .............................      43,368      41,139     36,038
                                                                             ---------    --------   --------
                                                          OPERATING INCOME      27,328      26,972     23,220

Other income (expense), net ..............................................        (249)        513        441
Interest expense .........................................................       2,348       1,387      1,594
                                                                             ---------    --------   --------
                                                INCOME BEFORE INCOME TAXES      24,731      26,098     22,067

Income taxes .............................................................       8,805       8,927      7,613
                                                                             ---------    --------   --------
                                                               NET INCOME    $  15,926    $ 17,171   $ 14,454
                                                                             =========    ========   ========

Net income per share .....................................................   $    1.85    $   2.02   $   1.72
                                                                             =========    ========   ========

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
($ in thousands)

                                                                                                           August 31
                                                                                                        1996       1995
ASSETS
CURRENT ASSETS
   Cash and cash equivalents ....................................................................   $  5,413   $  1,286
   Accounts receivable ..........................................................................     50,407     44,643
   Inventories ..................................................................................     45,021     49,146
   Prepaid expenses .............................................................................      8,380      7,786
                                                                                                    --------   --------
                                                                             TOTAL CURRENT ASSETS    109,221    102,861

PROPERTY, PLANT, AND EQUIPMENT
   Land .........................................................................................      2,385      1,978
   Buildings ....................................................................................     33,382     27,653
   Machinery and equipment ......................................................................    166,286    135,163
   Construction in progress .....................................................................     42,948     35,530
                                                                                                    --------   --------
                                                                                                     245,001    200,324
   Less allowances for depreciation .............................................................    106,395     94,701
                                                                                                    --------   --------
                                                                                                     138,606    105,623
OTHER ASSETS ....................................................................................     21,390     20,883
                                                                                                    --------   --------
                                                                                                    $269,217   $229,367
                                                                                                    ========   ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable .............................................................................   $ 30,750   $ 33,647
   Compensation and related items ...............................................................     10,174      9,719
   Accrued expenses .............................................................................      8,211      5,930
   Current portion of long-term debt ............................................................      1,105      4,522
   Other current liabilities ....................................................................      1,207      1,198
                                                                                                    --------   --------
                                                                        TOTAL CURRENT LIABILITIES     51,447     55,016

LONG-TERM DEBT--less current portion ............................................................     58,783     29,687

DEFERRED INCOME TAXES ...........................................................................     12,126      6,952

DEFERRED LIABILITIES ............................................................................     10,697     13,507

SHAREHOLDERS' EQUITY
   Preferred shares, without par value:
     Authorized--1,000,000 shares
     Issued--None
   Common shares, at stated value:
     Authorized--15,000,000 shares
     Issued--8,618,491 shares, 8,555,875 shares in 1995 .........................................      8,618      8,556
   Capital in excess of stated value ............................................................     65,003     64,175
   Retained earnings ............................................................................     62,543     51,474
                                                                                                    --------   --------
                                                                                                     136,164    124,205
                                                                                                    --------   --------
                                                                                                    $269,217   $229,367
                                                                                                    ========   ========

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
($ in thousands)

                                                            Capital in                   Common
                                                Common      Excess of       Retained    Shares in
                                                Shares     Stated Value     Earnings    Treasury       Total
BALANCE AT SEPTEMBER 1, 1993 ................   $8,383      $62,047         $28,577     $   (87)      $ 98,920

     Net income .............................                                14,454                     14,454
     Cash dividends declared, $.49 per share                                 (4,134)                    (4,134)
     Stock options exercised ................       75          698                          87            860
     Tax benefit from stock options exercised                   167                                        167
     Other ..................................                                  (104)                      (104)
                                                ------      -------         -------     -------       --------
BALANCE AT AUGUST 31, 1994 ..................    8,458       62,912          38,793                    110,163

     Net income .............................                                17,171                     17,171
     Cash dividends declared, $.53 per share                                 (4,523)                    (4,523)
     Stock options exercised ................       98        1,029                                      1,127
     Tax benefit from stock options exercised                   234                                        234
     Other ..................................                                    33                         33
                                                ------      -------         -------     -------       --------
BALANCE AT AUGUST 31, 1995 ..................    8,556       64,175          51,474                    124,205

     NET INCOME .............................                                15,926                     15,926
     CASH DIVIDENDS DECLARED, $.56 PER SHARE                                 (4,824)                    (4,824)
     STOCK OPTIONS EXERCISED ................       62          780                                        842
     TAX BENEFIT FROM STOCK OPTIONS EXERCISED                    48                                         48
     OTHER ..................................                                   (33)                       (33)
                                                ------      -------         -------     -------       --------
BALANCE AT AUGUST 31, 1996 ..................   $8,618      $65,003         $62,543     $    --       $136,164
                                                ======      =======         =======     =======       ========

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
($ in thousands )

                                                                                              Year Ended August 31
                                                                                           1996        1995        1994
OPERATING ACTIVITIES:
   Net income ......................................................................   $ 15,926    $ 17,171    $ 14,454
   Depreciation ....................................................................     17,428      14,392      12,812
   Deferred liabilities ............................................................      2,364        (793)        380

   Changes in assets and liabilities:
     Accounts receivable ...........................................................     (5,764)     (6,243)     (4,636)
     Inventories ...................................................................      4,125     (10,677)     (3,897)
     Prepaid expenses ..............................................................       (594)     (2,643)       (887)
     Other assets ..................................................................        305      (1,420)        995
     Accounts payable ..............................................................     (2,897)      6,478       9,119
     Accrued liabilities ...........................................................      2,745        (801)      1,238
                                                                                       --------    --------    --------
                                                     NET CASH PROVIDED BY OPERATIONS     33,638      15,464      29,578


INVESTING ACTIVITIES:
   Additions to property, plant, and equipment .....................................    (48,640)    (41,724)    (15,596)
   Contributions to joint venture ..................................................     (2,774)     (6,660)     (1,014)
   Assets held for sale and other assets ...........................................        191       5,641       7,762
                                                                                       --------    --------    --------
                                               NET CASH USED BY INVESTING ACTIVITIES    (51,223)    (42,743)     (8,848)


FINANCING ACTIVITIES:
   Additions to long-term debt .....................................................     50,000      20,300
   Proceeds from exercise of stock options .........................................        890       1,361       1,027
   Reduction in long-term debt .....................................................    (20,904)     (4,523)     (4,019)
   Short-term borrowings and current portion of long-term debt .....................     (3,417)        503        (337)
   Dividends .......................................................................     (4,824)     (4,523)     (4,134)
   Other ...........................................................................        (33)         33        (104)
                                                                                       --------    --------    --------
                                    NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES     21,712      13,151      (7,567)
                                                                                       --------    --------    --------
Net change in cash and cash equivalents ............................................      4,127     (14,128)     13,163
Cash and cash equivalents at beginning of year .....................................      1,286      15,414       2,251
                                                                                       --------    --------    --------
                                            CASH AND CASH EQUIVALENTS AT END OF YEAR   $  5,413    $  1,286    $ 15,414
                                                                                       ========    ========    ========


See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands except per share data)

ACCOUNTING POLICIES

THE CONSOLIDATED FINANCIAL STATEMENTS include the accounts of Amcast Industrial Corporation and its subsidiaries (the Company). Intercompany transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the current year presentation.

CASH AND CASH EQUIVALENTS include amounts on deposit with financial institutions and investments maturing within 90 days.

ACCOUNTS RECEIVABLE are stated net of allowances for doubtful accounts of $233 at August 31, 1996, and $222 at August 31, 1995.

INVENTORIES are valued at the lower of cost or market using the last-in, first-out (LIFO) and the first-in, first-out (FIFO) methods.

PROPERTY, PLANT, AND EQUIPMENT are carried at cost. Expenditures for significant renewals and improvements are capitalized. Repairs and maintenance are charged to expense as incurred.

DEPRECIATION AND AMORTIZATION is computed on the straight-line method. The amortization periods represent the estimated useful lives of the assets.

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

USE OF ESTIMATES and assumptions are made by management in the preparation of the financial statements in conformity with generally accepted accounting principles that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVENTORIES
The major components of inventories as of August 31 are:

                                                            1996      1995
Finished products .....................................   $24,121   $31,881
Work in process .......................................    14,519    15,450
Raw materials and supplies ............................    12,115    11,961
                                                          -------   -------
                                                           50,755    59,292
Less amount to reduce certain inventories to LIFO value     5,734    10,146
                                                          -------   -------
                                                          $45,021   $49,146
                                                          =======   =======

Inventories reported on the FIFO method were $13,811 and $12,901 at August 31, 1996 and 1995, respectively. The estimated replacement cost of inventories is the amount reported before the LIFO reserve.

OTHER ASSETS

The major components of other assets as of August 31 are:

                                                          1996             1995
Assets held for sale .........................          $ 3,425          $ 3,522
Investment in joint venture ..................            9,639            7,278
Other ........................................            8,326           10,083
                                                        -------          -------
                                                        $21,390          $20,883
                                                        =======          =======

     Assets held for sale reflect the estimated realizable values of the fixed assets of closed facilities. The investment in joint venture represents the Company's share of Casting Technology Company's net equity.

LONG-TERM DEBT AND CREDIT ARRANGEMENTS
The following table summarizes the Company's borrowings at August 31:

                                         1996      1995
Senior notes .......................   $53,500   $ 7,232
Revolving credit notes .............              13,000
Lines of credit ....................               7,300
Industrial revenue bonds ...........     6,388     6,677
                                       -------   -------
                                        59,888    34,209

Less current portion ...............     1,105     4,522
                                       -------   -------
                      Long-Term Debt   $58,783   $29,687
                                       =======   =======

     Senior notes consist of two agreements with interest rates of 7.09% and 9.0%. The notes call for periodic principal payments and mature November 7, 2005, and September 15, 1999, respectively.

     The Company has a $60,000 credit agreement extending through March 31, 2000. There were no outstanding borrowings under this credit agreement at August 31, 1996. The interest rate on borrowings under this agreement is based on, at the Company's option, the prime rate, the certificate of deposit rate plus a premium, or the Euro-dollar rate plus a premium. Premiums are subject to Company performance measured on a quarterly basis and range from 0.375% to 0.75%. A commitment fee of 0.15% is payable on the unused portion of the credit line.

     The Company has lines of credit totaling $25,000. These lines were unused at August 31, 1996 and require no compensating balances or commitment fees.

     Industrial revenue bonds consist of various issues at fixed and variable interest rates, ranging from 3.2% to 5%. These bonds call for principal payments at various dates through 2004.

     Debt covenants require the Company to maintain certain current and debt-to-equity ratios. Other provisions limit the aggregate amount of certain defined payments including purchase of Company stock and cash dividends. At August 31, 1996, all retained earnings were available for the payment of dividends.

     The obligations in connection with industrial revenue bonds are collateralized by property, plant, and equipment with a net book value of $2,386 at August 31, 1996. The Company has guaranteed debt of $16,380 at August 31, 1996, of Casting Technology Company, a joint venture.

     The carrying amounts of the Company's debt instruments approximate fair value as defined under SFAS No. 107. Fair value is estimated based on discounted cash flows, as well as other valuation techniques.

     Long-term debt maturities for each of the next five years are $1,105 in 1997, $1,108 in 1998, $1,050 in 1999, $1,050 in 2000, and $175 in 2001.

     Capitalized interest was $2,038 and $390 in 1996 and 1995, respectively. Interest paid was $4,272, $1,830, and $1,705 in 1996, 1995, and 1994, respectively.

STOCK OPTIONS

     The 1981 Stock Option Plan provided for the granting of options to purchase common shares to key employees of the Company and its subsidiaries. Granting of options under this plan expired on October 13, 1991.

     The 1989 Stock Incentive Plan provides for the granting of a maximum of 1,200,000 stock options, stock appreciation rights, performance awards, and restricted stock awards to key employees of the Company and its subsidiaries. The option price per share may not be less than the fair market value of a share on the date the option is granted, and the maximum term of an option may not exceed ten years.

     The 1989 Director Stock Option Plan provides for the granting of a maximum of 120,000 nonqualified stock options. The option price per share is equal to the fair market value of a Company share on the date of grant. The term of each option is five years, and an option first becomes exercisable one year after the date of grant. Under the plan each person serving as a director of the Company on the first business day of January of each year, who is not employed by the Company, will automatically be granted 1,500 options.

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation", was issued in October 1995 and is effective in the Company's fiscal year ending August 31, 1997. The statement establishes financial accounting and reporting standards for stock-based compensation plans. Companies may elect to account for such plans under the fair value method or to continue previous accounting and disclose proforma net income and net income per share as if the fair value method was applied. The Company has not reached any conclusion on the adoption of this statement.

     Information regarding the Company's stock option plans is summarized below:

                                                                    1981                1989                1989
                                                                    Stock               Stock          Director Stock
                                                                 Option Plan       Incentive Plan        Option Plan
Shares under option:
     Outstanding at August 31, 1993..........................        7,000             319,533              46,500
         Granted.............................................                           97,932              10,500
         Exercised...........................................       (7,000)            (65,009)            (15,000)
         Canceled............................................                          (11,129)
                                                                   -------             -------              ------
     Outstanding At August 31, 1994..........................                          341,327              42,000
         Granted.............................................                          129,137              10,500
         Exercised...........................................                          (91,144)             (6,000)
         Canceled............................................                          (11,000)
                                                                                       -------              ------
     Outstanding At August 31, 1995..........................                          368,320              46,500
         Granted.............................................                          112,202              12,000
         Exercised...........................................                          (56,275)             (4,500)
         Canceled............................................                          (22,425)
                                                                                       -------              ------
     Outstanding At August 31, 1996..........................                          401,822              54,000
                                                                                       =======              ======
Options available to grant at August 31, 1996................                          432,026              27,000
                                                                                       =======              ======
Average option price per share:
     At August 31, 1994......................................                           $14.95              $16.69
     At August 31, 1995......................................                            17.33               18.39
     At August 31, 1996......................................                            17.99               19.35
Options exercisable:
     At August 31, 1994......................................                          243,395              31,500
     At August 31, 1995......................................                          244,183              36,000
     At August 31, 1996......................................                          296,055              42,000
Average price of options exercised:
     Year Ended August 31, 1994..............................       $12.75              $11.78              $12.66
     Year Ended August 31, 1995..............................                            11.47               11.00
     Year Ended August 31, 1996..............................                            13.81                6.88

LEASES

The Company has a number of operating lease agreements primarily involving machinery, physical distribution, and computer equipment. Certain of these leases contain renewal or purchase options which vary by lease. These leases are noncancelable and expire on dates through 2003.

     Rent expense was $4,960, $5,206, and $5,234 for the years ended August 31, 1996, 1995, and 1994, respectively.

     The following is a schedule by year of future minimum rental payments required under the operating leases that have initial or remaining noncancelable lease terms in excess of one year as of August 31, 1996:

1997 ..............................   $ 4,330
1998 ..............................     5,696
1999 ..............................     1,147
2000 ..............................       913
2001 ..............................       829
                                      -------
TOTAL MINIMUM LEASE PAYMENTS          $12,915
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

COMMITMENTS AND CONTINGENCIES

     At August 31, 1996, the Company has committed to capital expenditures of $9,624 in 1997, primarily for the Engineered Components segment.

     The Company, as is normal for the industry in which it operates, is involved in certain legal proceedings and subject to certain claims and site investigations which arise under the environmental laws and which have not been finally adjudicated.

     The Company has been identified as a potentially responsible party by various state agencies and by the United States Environmental Protection Agency (U.S. EPA) under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, for costs associated with nine U.S. EPA led multi-party sites and six state environmental agency-led remediation sites. Each of these claims involves third-party owned disposal sites for which compensation is sought from the Company as an alleged waste generator for recovery of past governmental costs or for future investigation or remedial actions. The designation as a potentially responsible party and the assertion of such claims against the Company are made without taking into consideration the extent of the Company's involvement with the particular site. In each instance, claims have been asserted against a number of other entities for the same recovery or other relief as was asserted against the Company. These claims are in various stages of administrative or judicial proceeding. The Company has no reason to believe that it will have to pay a significantly disproportionate share of clean-up costs associated with any site.

     To the extent possible, with the information available at the time, the Company has evaluated its responsibility for costs and related liability with respect to the above sites. In making such evaluation, the Company did not take into consideration any possible cost reimbursement claims against its insurance carriers. The Company is of the opinion that its liability with respect to those sites should not have a material adverse effect on its financial position or results of operations. In arriving at this conclusion, the principal factors considered by the Company were ongoing settlement discussions with respect to certain of the sites, the volume and relative toxicity of waste alleged to have been disposed of by the Company at certain sites, which factors are often used to allocate investigative and remedial costs among potentially responsible parties, the probable costs to be paid by other potentially responsible parties, total projected remedial costs for a site, if known, and the Company's existing reserve to cover costs associated with unresolved environmental proceedings. At August 31, 1996, the Company's accrued undiscounted reserve for such contingencies was $2.3 million.

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

     On August 31, 1996, trade receivables from the domestic automotive industry were $21,082 and $22,858 was due from the construction industry.

     Sales to Engineered Components' largest customer, General Motors Corporation, were $114,473, $120,100, and $89,300 for the years ended August 31, 1996, 1995, and 1994, respectively. Trade receivables from General Motors Corporation on August 31, 1996 and 1995, were $14,551 and $13,192 and were current. No other single customer accounted for a material portion of trade receivables.

PENSION PLANS

The Company has a noncontributory defined benefit pension plan covering certain employees. The plan covers salaried employees and provides pension benefits that are based on years of credited service, employee compensation during years preceding retirement, and the primary social security benefit. The plan also covers hourly employees and provides pension benefits of stated amounts for each year of credited service. The Company's policy is to fund the annual amount required by the Employee Retirement Income Security Act of 1974. Plan assets consist of U.S. Treasury bonds and notes, U.S. governmental agency issues, corporate bonds, and common stocks. The plan held 350,000 common shares of the Company at August 31, 1996 (6.8% of plan assets) and 1995 (7.8% of plan assets).

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

     The following table sets forth the funded status and the amounts recognized in the consolidated statements of financial condition for the Company's defined benefit plan at August 31:

                                                                                     1996        1995
Actuarial present value of benefit obligation:
   Vested benefit obligation ...................................................   $(82,720)   $(81,636)
                                                                                   ========    ========
   Accumulated benefit obligation ..............................................   $(85,626)   $(82,573)
                                                                                   ========    ========
Projected benefit obligation ...................................................   $(90,299)   $(87,233)
Plan assets at fair value ......................................................     90,834      85,559
                                                                                   --------    --------
Overfunded (underfunded) projected benefit obligation ..........................        535      (1,674)
Unrecognized net (gain) loss ...................................................       (360)      3,026
Unrecognized prior service cost ................................................      1,653       1,897
Unrecognized transition (asset) being recognized over a minimum of 15 years ....     (3,067)     (3,625)
                                                                                   --------    --------
Net pension liability recognized in the consolidated
     statement of financial condition ..........................................   $ (1,239)   $   (376)
                                                                                   ========    ========

     A summary of the components of net periodic pension cost for the defined plan in 1996, 1995, and 1994, and the total amounts charged to expense for the defined contribution and multiemployer plans follows:

                                                                                       1996         1995        1994
Defined benefit plan:
   Service cost of current period ................................................   $  1,603     $  1,133     $ 1,315
   Interest cost on projected benefit obligation .................................      6,268        6,412       6,289
   Actual return on plan assets ..................................................    (12,630)     (10,021)     (1,798)
   Net amortization and deferral .................................................      5,410        2,868      (5,320)
                                                                                     --------     --------     -------
   Net pension cost ..............................................................        651          392         486
Defined contribution plan ........................................................        416          510         410
Multiemployer pension plan .......................................................        232          214         197
                                                                                     --------     --------     -------
                                                                        Total Cost   $  1,299     $  1,116     $ 1,093
                                                                                     ========     ========     =======
Assumed rates of return:

   Weighted average discount rate ................................................        7.5%         7.5%        8.0%
   Rate of future compensation increase ..........................................        4.7%         4.7%        4.7%
   Long-term return on assets:
     Dedicated ...................................................................        7.0%         8.0%        7.5%
     Nondedicated ................................................................       10.5%        10.5%       10.0%

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

Accumulated postretirement benefit obligation recognized in 1996 and 1995:

                                                            1996      1995
     Retirees .........................................   $ 4,264    $4,390
     Fully eligible active plan participants ..........       101       346
     Other active employees ...........................       447       427
                                                          -------    ------
                                                            4,812     5,163
     Deferred (loss) gain .............................      (472)      241
                                                          -------    ------
                                                          $ 4,340    $5,404
                                                          =======    ======

     In prior years, health care and life insurance benefits for retired employees of closed facilities were provided for at the time the related facility was closed. The accrued postretirement benefit obligation for these retirees at August 31, 1996 and 1995 was $1,800 and $2,400, respectively.

Net periodic postretirement benefit expense for 1996, 1995 and 1994 is as follows:

                                             1996         1995         1994
     Service cost ..................         $ 28         $ 25         $ 28
     Interest cost .................          340          415          460
                                             ----         ----         ----
                                             $368         $440         $488
                                             ====         ====         ====

     The actuarial assumptions used to determine costs and benefit obligation includes a discount rate of 7.5% for both 1996 and 1995. The assumed rates of future increases in per capita cost of health care benefits (health care trend rates) are 8% in 1996 and 7% in 1997, decreasing gradually to 5.5% by the year 1999. Increasing the health care trend rate by one percentage point would increase the accumulated postretirement benefit obligation $249 and would increase the 1996 postretirement benefit cost $20.

INCOME TAXES

The provisions for income taxes are as follows:

                                                      1996      1995       1994
Currently payable
   State and local .............................    $  171    $  561    $   466
   Foreign .....................................       507       542        460
   Federal .....................................     2,702     4,896      3,962
Deferred
   State and local .............................       364        88       (100)
   Federal .....................................     5,061     2,840      2,825
                                                    ------    ------    -------
                                                    $8,805    $8,927    $ 7,613
                                                    ======    ======    =======

Reconciliations of income taxes computed by applying the statutory federal income tax rate to the provisions for income taxes are as follows:

Federal income tax at statutory rate ...........    $8,657    $9,134    $ 7,723
Federal tax credits ............................                (400)
State income taxes .............................       348       422        238
Other ..........................................      (200)     (229)      (348)
                                                    ------    ------    -------
                                                    $8,805    $8,927    $ 7,613
                                                    ======    ======    =======

Deferred taxes resulting from temporary differences between financial and tax reporting are as follows:

Depreciation ...................................    $2,406    $  846    $   628
Restructuring ..................................       785       847        518
Discontinued operation .........................                 645      2,493
Start-up costs .................................     1,979     1,359       (137)
Other ..........................................       255      (769)      (317)
                                                    ------    ------    -------
                                                    $5,425    $2,928    $ 3,185
                                                    ======    ======    =======

The Company has income tax credits of $192 expiring in 2010 and an alternative minimum tax credit of $521 available to offset future tax payments. Income taxes paid totaled $1,905, $6,603, and $3,347 in 1996, 1995, and 1994, respectively.

Significant components of deferred tax assets and liabilities are as follows :

Deferred tax assets related to :                              1996          1995
   Accrued compensation and related items ..........       $ 5,163       $ 5,284
   Tax credit carryforwards ........................           713         1,492
   Other ...........................................         3,187         3,311
                                                           -------       -------
                                                             9,063        10,087

Deferred tax liabilities related to :

   Depreciation ....................................        11,770        10,408
   Other ...........................................         8,240         5,201
                                                           -------       -------
                                                            20,010        15,609
                                                           -------       -------
Net deferred tax liabilities .......................       $10,947       $ 5,522
                                                           =======       =======

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

     Flow Control Products sales of copper plumbing fittings amounted to $113,409, $112,492, and $92,532 in 1996, 1995, and 1994, respectively. Sales of aluminum products to the automotive industry by Engineered Components amounted to $151,237, $150,215, and $111,104 in 1996, 1995, and 1994, respectively.
Export sales and sales by geographic area were not material.

                                         NET SALES                INCOME BEFORE INCOME TAXES
                                1996       1995       1994       1996        1995        1994
Flow Control Products .....   $159,323   $146,692   $124,090   $ 25,236    $ 25,387    $ 19,849
Engineered Components .....    184,611    181,539    147,766      9,323       8,862      10,034
Corporate .................                                      (7,480)     (6,764)     (6,222)
Interest Expense ..........                                      (2,348)     (1,387)     (1,594)
                              --------   --------   --------   --------    --------    --------
                              $343,934   $328,231   $271,856   $ 24,731    $ 26,098    $ 22,067
                              ========   ========   ========   ========    ========    ========

                                   IDENTIFIABLE ASSETS                    DEPRECIATION
Flow Control Products .....   $ 94,604   $ 92,373   $ 65,564   $  5,370    $  4,294    $  3,913
Engineered Components .....    166,383    133,437     97,798     11,892       9,954       8,707
Corporate .................      8,230      3,557     18,410        166         144         192
                              --------   --------   --------
                               269,217    229,367    181,772
Discontinued Operation ....                           12,389
                              --------   --------   --------   --------    --------    --------
                              $269,217   $229,367   $194,161   $ 17,428    $ 14,392    $ 12,812
                              ========   ========   ========   ========    ========    ========

                                  CAPITAL EXPENDITURES
Flow Control Products .....   $  9,809   $ 12,236   $  4,893
Engineered Components .....     38,767     29,371     10,592
Corporate .................         64        117        111
                              --------   --------   --------
                              $ 48,640   $ 41,724   $ 15,596
                              ========   ========   ========

QUARTERLY FINANCIAL DATA (UNAUDITED)
($ in thousands except per share data)

                                            FISCAL QUARTER             FOR THE YEAR
                                 ---------------------------------------------------
1996                               1st       2nd       3rd       4th
Net sales ....................   $86,465   $81,796   $87,566   $88,107   $343,934
Gross profit .................    17,419    16,590    16,255    20,432     70,696
Net income ...................     4,055     3,917     2,932     5,022     15,926
Net income per share .........   $   .47   $   .46   $   .34   $   .58   $   1.85
Average number of
   shares outstanding ........     8,577     8,614     8,616     8,617      8,606


                                            Fiscal Quarter             For the Year
                                 ---------------------------------------------------
1995                               1st       2nd       3rd       4th
Net sales ....................   $76,998   $81,755   $86,397   $83,081   $328,231
Gross profit .................    15,657    17,055    17,893    17,506     68,111
Net income ...................     3,623     4,278     4,674     4,596     17,171
Net income per share .........   $   .43   $   .50   $   .55   $   .54   $   2.02
Average number of
   shares outstanding ........     8,475     8,513     8,524     8,553      8,517