Form 10-K405, Exhibit 13
period 1997-08-31
AMCAST INDUSTRIAL CORP
filed 1997-11-24
CIK 27425

                                  EXHIBIT 13.1
                                  ------------


SELECTED DATA
($ in thousands except per common share and statistical data)


FINANCIAL DATA                                  1997         1996         1995         1994         1993
    Net sales                                 $387,051     $343,934     $328,231     $271,856     $222,643
    Gross profit                                69,040       70,696       68,111       59,258       50,425
    Gross profit percent                          17.8%        20.6%        20.8%        21.8%        22.6%
    Income before income taxes                  20,005       24,731       26,098       22,067       18,831
    Net income                                  12,983       15,926       17,171       14,454       12,052
    Working capital                             26,260       57,774       47,845       48,590       36,097
    Total assets                               508,918      269,217      229,367      194,161      176,537
    Long-term debt                             145,304       58,783       29,687       13,910       17,929

PER COMMON SHARE DATA
    Net income                                $   1.50     $   1.85     $   2.02     $   1.72     $   1.44
    Weighted average number of common
       shares outstanding (in thousands)         8,674        8,606        8,517        8,425        8,347
    Dividends declared                        $    .56     $    .56     $    .53     $    .49     $    .48
    Book value                                   17.24        15.80        14.52        13.02        11.81

STATISTICAL DATA
    Current ratio                                  1.1          2.1          1.9          2.0          1.9
    Long-term debt as a percent of capital        47.9%        30.2%        19.3%        11.2%        15.3%
    Number of associates                         4,040        2,600        2,400        2,300        1,900



       Net income for 1993 is Income before Cumulative Effect of a Change in Accounting Principle.

MANAGEMENT'S DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ($ in thousands except per share amounts)

RESULTS OF OPERATIONS In 1997, the Company experienced double-digit sales growth as net sales increased 12.5% to $387,051. By segment, Flow Control Products sales increased slightly while Engineered Components sales increased 21.8%. Volume increases in both segments increased total net sales by 15%; however, reduced prices slightly offset the favorable impact of the increased volume. Net sales in 1996 were $343,934, up 4.8% from net sales of $328,231 in 1995. By segment, Flow Control Products sales increased 8.6%, primarily due to higher unit volumes, and Engineered Components sales were slightly ahead of the prior year.

       Gross profit was $69,040, $70,696, and $68,111 in 1997, 1996, and 1995,
respectively. As a percentage of sales, gross profit decreased to 17.8% in 1997 from 20.6% in 1996 and 20.8% in 1995. Higher volume provided increased gross profit in 1997; however, this improvement was partly offset by new facility start-up costs and a cumulative $3,500 charge for overstated inventory. In 1997 and 1996, the gross profit percentage was impacted by an unfavorable sales mix.

       Selling, general and administrative (SG&A) expenses were $41,798, $43,368, and $41,139 in 1997, 1996, and 1995, respectively. SG&A expense increased in 1996 to support higher sales volume and future business expansion in the automotive market. As a percentage of sales, SG&A decreased to 10.8% in 1997 from 12.6% in 1996 and 12.5% in 1995. Higher sales volume and reduced spending levels contributed to the decrease in 1997.

       In the fourth quarter of fiscal year 1996, Casting Technology Company
(CTC), the Company's joint venture with Izumi Industries, launched several new products that resulted in an unusually steep production ramp-up in 1997. The ramp-up caused inefficiencies at CTC during this period, including unusually high handling and freight costs in addition to the typically high launch-related costs. The Company's pre-tax share of CTC's loss for 1997 was $2,416.

       Interest expense of $5,135 increased from $2,348 in 1996 and $1,387 in 1995. Interest expense increased in 1997 primarily due to lower interest capitalization and, to a lesser degree, higher debt levels. Capitalized interest was $145, $2,038, and $390 in 1997, 1996, and 1995, respectively. Interest expense increased in 1996 as the Company borrowed $50,000 of senior debt. A large portion of the proceeds financed plant construction and expansion and, accordingly, the interest related to such long-term projects was capitalized. Interest expense is expected to increase significantly in 1998 due to higher debt levels related to the acquisition of Speedline S.p.A. (Speedline) discussed below.

       The effective tax rate for 1997, 1996, and 1995 was 35.1%, 35.6%, and 34.2%, respectively. Changes in the effective tax rates primarily reflect the level of federal and state tax credits.

FLOW CONTROL PRODUCTS Net sales of the Flow Control Products segment were $162,150 in 1997 compared with $159,323 in 1996 and $146,692 in 1995. Increased volumes of copper and brass plumbing fittings in 1997 provided a 5.5% increase in net sales. Lower selling prices partially offset this increase, as the Company experienced competitive pricing pressures in copper plumbing fittings in much of the fiscal year's second half. Pricing pressures, together with a product mix that included low margin products, reduced net sales by approximately 3.5% and narrowed margins. As a result, operating income of $24,358 in 1997 decreased slightly from 1996. In 1996, net sales increased 8.6% while operating income of $25,236 remained equal to the prior year. Although all businesses in this segment experienced higher volumes in 1996, the primary increase in sales came from shipments of brass fittings which sell at lower margins.

ENGINEERED COMPONENTS Net sales of the Engineered Components segment were $224,901 in 1997, compared with $184,611 in 1996 and $181,539 in 1995. The sales increase for 1997 resulted primarily from higher demand for the Company's aluminum wheels, the full year effect of the Company's new automotive plant in Ohio, and the introduction of several new products for automotive suspension systems. This increased volume resulted in a 23.5% increase in net sales, which was partially offset by lower-than-expected demand for other products due to strikes at several of the Company's automotive customers. Operating income of $9,531 in 1997 was slightly higher than the prior year, as new facility start-up costs partially offset the impact of the increased sales volumes. In addition, the Company recorded a one-time, cumulative, non-cash charge of $3,500 to reduce overstated inventory values at the Company's Amcast Precision unit. Excluding the one-time charge, operating income increased 39.8% from the prior year. In 1996, net sales were up slightly from the prior year as sales of aluminum wheels were higher. This increase was diminished by lower demand for other automotive components and volumes lost during a third quarter labor strike at GM. Operating income increased 5.2% primarily due to improved operating efficiencies.

SPEEDLINE ACQUISITION On August 19, 1997, the Company acquired all of the outstanding stock of Speedline. The purchase price was approximately $133,300, consisting of cash payments of $60,600, the assumption of approximately $60,200 in debt and the issuance of 478,240 shares of the Company's common stock with a fair market value of $12,500. Of the cash payments, $4,000 is deferred until May 1998, and $4,000 is due December 31, 1998, contingent upon future operating income of Speedline. The acquisition resulted in goodwill of approximately $34,300.

       Located near Padova, Italy, Speedline is a major European manufacturer of light-alloy wheels. Speedline's products are sold principally to original equipment manufacturers in the automotive industry. For the twelve months ended August 31, 1997, Speedline had net sales of approximately $209,000.

LIQUIDITY AND CAPITAL RESOURCES

       Net cash provided by operations was $30,675 and $33,638 in 1997 and 1996, considerably higher than the $15,464 provided in 1995. In each of the three years, cash was primarily provided by net income and depreciation. Accounts payable increased in 1997 due to acquisition related expenses, purchases for expansion activities, and increased sales activity. In 1996, accounts receivable increased as a result of increased sales while inventories decreased primarily due to the more efficient management of inventories. In 1995, inventories and accounts receivables increased to support the increased sales volume.

       Net cash used by investing activities during 1997 was $91,954, as compared with $51,223 in 1996 and $42,743 in 1995. Investing activities for 1997 include $48,486 expended for the Speedline acquisition discussed above. Capital expenditures totaled $40,377, $48,640, and $41,724 in 1997, 1996, and 1995,
respectively. To support business expansion activities, investments were made in property, plant, and equipment and in the Company's joint venture, Casting Technology Company. During this time period, the Company constructed two new facilities and completed expansions at four facilities. At August 31, 1997, the Company had $5,277 of commitments for capital expenditures to be made in 1998, primarily for the Engineered Components segment.

       Net cash provided by financing activities was $65,474 in 1997, as compared with $21,712 and $13,151 for 1996 and 1995, respectively. Financing activities in 1997 include $70,000 in borrowings under the Company's new credit agreement, discussed below, in part to finance the Speedline acquisition. In 1996 and 1995, increased borrowings were used to fund business expansion. In 1996 the Company completed a private placement of $50,000 in senior notes that mature in November 2005 and reduced outstanding debt by $24,321. Borrowings in 1995 were under the existing revolving credit agreement and lines of credit.

       On August 14, 1997, the Company replaced its prior credit facility with a new Credit Agreement (the Agreement) that provides for up to $200,000 in borrowings through 2002. At August 31, 1997, the Company had unused borrowing capacity of $38,432, under the most restrictive debt covenant of the Agreement, The Company also has lines of credit totaling $20,000 that were unused at August 31, 1997. In addition, Speedline has short-term lines of credit totaling $81,283, of which $27,245 was available at August 31, 1997.

       The ratio of long-term debt as a percent of capital increased to 47.9% at August 31, 1997, from 30.2% at August 31, 1996. The increase reflects the higher level of borrowings as a result of the recent Speedline acquisition. Book value per common share at August 31, 1997, was $17.24, up from $15.80 for the prior year. One million preferred shares and 5.8 million common shares are authorized and available for future issuance. Management believes the Company has adequate financial resources to meet its future needs.

CONTINGENCIES. The Company, as is normal for the industry in which it operates, is involved in certain legal proceedings and subject to certain claims and site investigations that arise under the environmental laws and which have not been finally adjudicated. To the extent possible, with the information available, the Company regularly evaluates its responsibility with respect to environmental proceedings. The factors considered in this evaluation are more fully described in the Commitments and Contingencies note to the consolidated financial statements. At August 31, 1997, the Company had reserves of $1,900 accrued for environmental liabilities. The Company is of the opinion that, in light of its existing reserves, its liability in connection with environmental proceedings should not have a material adverse effect on its financial condition, results of operations, or cash flows. The Company is presently unaware of the existence of any potential material environmental costs that are likely to occur in connection with disposition of any of its property.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS. During 1997, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The adoption of SFAS No. 121 did not have a material effect on the Company's consolidated financial statements. The Company also adopted SFAS No. 123 "Accounting for Stock-Based Compensation", which encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The adoption of SFAS No. 123 had no effect on the Company's consolidated financial statements as the Company elected to continue to account for such transactions, as permitted, under Accounting Principles Board Opinion No. 25. In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information", both of which will become effective for the Company during fiscal year 1999. The Company has not determined the effect of these new standards.

REPORT OF ERNST & YOUNG LLP
INDEPENDENT AUDITORS

Shareholders and Board of Directors
Amcast Industrial Corporation
Dayton, Ohio

We have audited the accompanying consolidated statements of financial condition of Amcast Industrial Corporation and subsidiaries as of August 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended August 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amcast Industrial Corporation and subsidiaries at August 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 31, 1997, in conformity with generally accepted accounting principles.



/s/Ernst & Young LLP
--------------------


Dayton, Ohio
October 16, 1997

CONSOLIDATED STATEMENTS OF INCOME
($ in thousands except per share amounts)



                                                                           Year Ended August 31
                                                                 1997              1996              1995

Net sales                                                     $ 387,051         $ 343,934         $ 328,231
Cost of sales                                                   318,011           273,238           260,120
                                                              ---------         ---------         ---------
                                          GROSS PROFIT           69,040            70,696            68,111

Selling, general and administrative expenses                     41,798            43,368            41,139
                                                              ---------         ---------         ---------

                                      OPERATING INCOME           27,242            27,328            26,972

Equity in (loss) income of joint venture
   and other income and expense                                  (2,102)             (249)              513
Interest expense                                                  5,135             2,348             1,387
                                                              ---------         ---------         ---------

                            INCOME BEFORE INCOME TAXES           20,005            24,731            26,098

Income taxes                                                      7,022             8,805             8,927
                                                              ---------         ---------         ---------

                                            NET INCOME        $  12,983         $  15,926         $  17,171
                                                              =========         =========         =========

Net income per share                                          $    1.50         $    1.85         $    2.02
                                                              =========         =========         =========

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
($ in thousands)

                                                                                          August 31
                                                                                     1997            1996
ASSETS
CURRENT ASSETS
    Cash and cash equivalents                                                      $  9,608        $  5,413
    Accounts receivable                                                             100,589          50,407
    Inventories                                                                      71,960          45,021
    Other current assets                                                             21,068           8,380
                                                                                   --------        --------
                                                       TOTAL CURRENT ASSETS         203,225         109,221

PROPERTY, PLANT, AND EQUIPMENT
    Land                                                                              5,067           2,385
    Buildings                                                                        47,320          33,382
    Machinery and equipment                                                         285,115         166,286
    Construction in progress                                                         19,560          42,948
                                                                                     ------          ------
                                                                                    357,062         245,001
    Less accumulated depreciation                                                   121,818         106,395
                                                                                    -------         -------
                                                                                    235,244         138,606

GOODWILL                                                                             36,784           2,602
OTHER ASSETS                                                                         33,665          18,788
                                                                                     ------          ------
                                                                                   $508,918        $269,217
                                                                                    =======         =======
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
    Short-term debt                                                                $ 54,038
    Current portion of long-term debt                                                 7,087        $  1,105
    Accounts payable                                                                 79,732          30,750
    Compensation and related items                                                   16,717          10,174
    Accrued expenses                                                                 19,391           9,418
                                                                                   --------        --------
                                                  TOTAL CURRENT LIABILITIES         176,965          51,447

LONG-TERM DEBT - LESS CURRENT PORTION                                               145,304          58,783
DEFERRED INCOME TAXES                                                                 8,400          12,126
DEFERRED LIABILITIES                                                                 20,023          10,697

SHAREHOLDERS' EQUITY
    Preferred shares, without par value:
        Authorized - 1,000,000 shares; Issued - None
    Common shares, at stated value
        Authorized - 15,000,000 shares
        Issued - 9,177,455 and 8,618,491 shares, respectively                         9,177           8,618
    Capital in excess of stated value                                                78,484          65,003
    Retained earnings                                                                70,565          62,543
                                                                                   --------        --------
                                                                                    158,226         136,164
                                                                                   --------        --------
                                                                                   $508,918        $269,217
                                                                                   ========        ========

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
($ in thousands)


                                                                                Capital in
                                                               Common            Excess of           Retained
                                                               Shares           Stated Value         Earnings             Total

BALANCE AT SEPTEMBER 1, 1994                                     $ 8,458            $ 62,912          $ 38,793           $ 110,163

     Net income                                                                                         17,171              17,171
     Cash dividends declared, $.53 per share                                                            (4,523)             (4,523)
     Stock options exercised                                          98               1,029                                 1,127
     Other                                                                               234                33                 267
                                                           --------------    ----------------    --------------    ----------------

BALANCE AT AUGUST 31, 1995                                         8,556              64,175            51,474             124,205

     Net income                                                                                         15,926              15,926
     Cash dividends declared, $.56 per share                                                            (4,824)             (4,824)
     Stock options exercised                                          62                 780                                   842
     Other                                                                                48               (33)                 15
                                                           --------------    ----------------    --------------    ----------------

BALANCE AT AUGUST 31, 1996                                         8,618              65,003            62,543             136,164

     Net income                                                                                         12,983              12,983
     Stock issued for acquisition                                    478              12,022                                12,500
     Cash dividends declared, $.56 per share                                                            (4,922)             (4,922)
     Stock options exercised                                          78               1,356                                 1,434
     Other                                                             3                 103               (39)                 67
                                                           --------------    ----------------    --------------    ----------------

BALANCE AT AUGUST 31, 1997                                       $ 9,177            $ 78,484          $ 70,565           $ 158,226
                                                           ==============    ================    ==============    ================

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
($ in thousands)


                                                                                    Year Ended August 31
                                                                          1997             1996             1995

OPERATING ACTIVITIES
       Net income                                                       $ 12,983         $ 15,926         $ 17,171
       Depreciation and amortization                                      20,463           17,428           14,392
       Deferred liabilities                                                 (801)           2,364             (793)

       Changes in assets and liabilities, net of acquisition:
             Accounts receivable                                          (5,203)          (5,764)          (6,243)
             Inventories                                                  (4,323)           4,125          (10,677)
             Other current assets                                         (2,920)            (594)          (2,643)
             Accounts payable                                              8,077           (2,897)           6,478
             Accrued liabilities                                            (669)           2,745             (801)
             Other                                                         3,068              305           (1,420)
                                                                        --------         --------         --------

                       NET CASH PROVIDED BY OPERATIONS                    30,675           33,638           15,464

INVESTING ACTIVITIES:
       Additions to property, plant, and equipment                       (40,377)         (48,640)         (41,724)
       Acquisition, net of cash received                                 (48,486)
       Contributions to joint venture                                     (3,226)          (2,774)          (6,660)
       Other assets                                                          135              191            5,641
                                                                        --------         --------         --------

                       NET CASH USED BY INVESTING ACTIVITIES             (91,954)         (51,223)         (42,743)

FINANCING ACTIVITIES:
       Additions to long-term debt                                        70,000           50,000           20,300
       Reduction in long-term debt                                        (1,105)         (20,904)          (4,523)
       Short-term borrowings                                                               (3,417)             503
       Dividends                                                          (4,922)          (4,824)          (4,523)
       Other                                                               1,501              857            1,394
                                                                        --------         --------         --------

                       NET CASH PROVIDED BY FINANCING ACTIVITIES          65,474           21,712           13,151
                                                                        --------         --------         --------

Net change in cash and cash equivalents                                    4,195            4,127          (14,128)
Cash and cash equivalents at beginning of year                             5,413            1,286           15,414
                                                                        --------         --------         --------

                       CASH AND CASH EQUIVALENTS AT END OF YEAR         $  9,608         $  5,413         $  1,286
                                                                        ========         ========         ========

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands except per share data)

ACCOUNTING POLICIES
THE CONSOLIDATED FINANCIAL STATEMENTS include the accounts of Amcast Industrial Corporation and its domestic and foreign subsidiaries (the Company). Intercompany accounts and transactions have been eliminated. The Company's investment in Casting Technology Company, a joint venture, is included in the accompanying consolidated financial statements using the equity method of accounting. Certain prior year amounts have been reclassified to conform to the current year presentation.

FOR FOREIGN SUBSIDIARIES, the local foreign currency is the functional currency. Assets and liabilities are translated into U.S. dollars at the rate of exchange existing at year-end. Translation gains and losses are included as a component of shareholders' equity. Income statement amounts are translated at the average monthly exchange rates. Transaction gains and losses are included in the statement of income and were not material.

REVENUE is recognized at the time products are shipped.

CASH AND CASH EQUIVALENTS include amounts on deposit with financial institutions and investments with original maturities of 90 days or less.

ACCOUNTS RECEIVABLE are stated net of allowances for doubtful accounts of $346 and $233 at August 31, 1997 and 1996, respectively.

INVENTORIES are valued at the lower of cost or market using the last-in, first-out (LIFO) and the first-in, first-out (FIFO) methods.

PROPERTY, PLANT, AND EQUIPMENT are stated at cost. Expenditures for significant renewals and improvements are capitalized. Repairs and maintenance are charged to expense as incurred. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets as follows: buildings - 20 to 40 years; machinery and equipment - 3 to 20 years.

GOODWILL represents the excess of the cost of businesses acquired over the fair market value of identifiable net assets at the dates of acquisition. Goodwill is amortized on a straight-line basis over 40 years. Accumulated amortization of goodwill was $916 and $830 at August 31, 1997 and 1996, respectively. The carrying value of goodwill is evaluated periodically in relation to the operating performance and future undiscounted cash flows of the underlying businesses.

DEFERRED INCOME TAXES are provided for temporary differences between financial and tax reporting in accordance with the liability method under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes."

NET INCOME PER SHARE is computed using the weighted average number of common shares outstanding during each year. Outstanding stock options, which are common stock equivalents, are not included, as they do not have a material dilutive effect. In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share," which will become effective for the Company during fiscal year 1998. The Company does not believe the adoption of the new standard, which requires the exclusion of common stock equivalents from primary earnings per share, will have a material effect on earnings per share.

USE OF ESTIMATES and assumptions are made by management in the preparation of the financial statements in conformity with generally accepted accounting principles that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NEW ACCOUNTING STANDARDS issued in June 1997 include SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," both of which will become effective for the Company during fiscal year 1999. The Company has not determined the effect of these new standards.

ACQUISITION
         On August 19, 1997, the Company acquired all of the outstanding stock of Speedline S.p.A. and its subsidiaries (Speedline), a major European manufacturer of light alloy wheels serving the automotive original equipment market. The purchase price was approximately $133,300, consisting of cash payments of $60,600, the assumption of $60,200 in debt, and the issuance of 478,240 shares of the Company's common stock with a fair market value of $12,500. Of the cash payments, $4,000 is deferred until May 1998, and $4,000 is due December 31, 1998, contingent upon the future operating income of Speedline The acquisition of Speedline has been accounted for by the purchase method. Accordingly, the cost of the acquisition was allocated on the basis of the estimated fair market value of the assets acquired and liabilities assumed, resulting in goodwill of $34,300. A summary of the purchase price allocation is as follows:




Current assets                                   $ 81,500
Property, plant, and equipment                     75,700
Other assets                                       15,700
Goodwill                                           34,300
Current liabilities                               (59,600)
Capital leases                                    (11,900)
Deferred liabilities                               (2,400)

                                                ----------
                                                $ 133,300
                                                ==========


         Speedline's results of operations since the date of acquisition have not been included in the Company's consolidated statements of income as they were not material. The following summarized, unaudited pro forma results of operations for the fiscal years ended August 31, 1997 and 1996, assume the acquisition occurred as of the beginning of the respective periods:



                                     1997                   1996

Net sales                          $595,703               $526,644

Gross profit                         98,189                 99,096

Net income                           12,532                 17,733

Net income per share               $   1.37               $   1.95

------------------------------------------------------------------

         The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of the above dates, nor are they indicative of future operating results.

INVENTORIES

The major components of inventories as of August 31 are:



                                                              1997         1996

Finished products                                            $35,375      $24,121
Work in process                                               22,968       14,519
Raw materials and supplies                                    20,506       12,115
                                                             -------      -------
                                                              78,849       50,755
Less amount to reduce certain inventories to LIFO value        6,889        5,734
                                                             -------      -------
                                                             $71,960      $45,021
                                                             =======      =======

Inventories reported on the FIFO method were $35,788 and $13,811 at August 31, 1997 and 1996, respectively. The estimated replacement cost of inventories is the amount reported before the LIFO reserve.

OTHER ASSETS

The major components of other assets as of August 31 are:


                               1997         1996
Joint venture investment      $10,449      $ 9,639
Assets held for sale            3,313        3,425
Other                          19,903        5,724
                              -------      -------
                              $33,665      $18,788
                              =======      =======

The joint venture investment represents the Company's share of Casting Technology Company's net equity. Assets held for sale reflect the estimated realizable values of the fixed assets of closed facilities.

LONG-TERM DEBT AND CREDIT ARRANGEMENTS

The following table summarizes the Company's long-term borrowings at August 31:



                                1997          1996
Senior notes                  $ 52,625      $ 53,500
Revolving credit notes          70,000
Industrial revenue bonds         6,158         6,388
Other debt                      11,710
Capital leases                  11,898
----------------------------------------------------
                               152,391        59,888
Less current portion             7,087         1,105
----------------------------------------------------
LONG-TERM DEBT                $145,304      $ 58,783
====================================================


         Senior notes consist of two agreements with interest rates of 7.09% and 9.0%. The notes call for periodic principal payments and mature November 7, 2005, and September 15, 1999, respectively.

         On August 14, 1997, the Company replaced its prior credit facility with a new Credit Agreement (the Agreement) that provides for up to $200,000 in borrowings through August 14, 2002. At August 31, 1997, $70,000 was outstanding under the Agreement with an interest rate of 6.26 %. In addition, a commitment fee is payable on the unused portion of the credit line. The Company also has lines of credit totaling $20,000. These lines were unused at August 31, 1997, and require no compensating balances or commitment fees.

         Debt covenants require the Company to maintain certain debt-to-equity, debt-to-earnings, and interest coverage ratios. Other provisions limit tangible net worth and subsidiary indebtedness. At August 31, 1997, all retained earnings were available for the payment of dividends.

         Industrial revenue bonds consist of various issues at fixed and variable interest rates, ranging from 3.1% to 5%. These bonds call for periodic principal payments through 2004. These obligations are collateralized by property, plant, and equipment with a net book value of $1,193 at August 31, 1997.

         The Company has guaranteed debt totaling $22,380 at August 31, 1997, for Casting Technology Company.

         Other debt consists of various mortgage loans and other loans at fixed and variable interest rates, ranging from 3% to 12.58%, and requires periodic principal payments through 2011. These obligations are secured by property, plant, and equipment with a net book value of $32,835 at August 31, 1997.

         Capitalized lease obligations provide for aggregate payments, including interest, of approximately $3,000 annually, payable through 2002. At August 31, 1997, future minimum payments for the leases were $14,795, including $2,897 representing interest.

         The carrying amounts of the Company's debt instruments approximate fair value as defined under SFAS No. 107. Fair value is estimated based on discounted cash flows, as well as other valuation techniques.

         Long-term debt maturities for each of the next five years are $7,087 in 1998, $7,632 in 1999, $5,353 in 2000, $3,217 in 2001, and $71,777 in 2002.

         The Company's foreign operations have short-term lines of credit totaling approximately $75,000, which are subject to annual review by the lending banks. At August 31, 1997, the average interest rate for the short-term lines of credit was 7.4%. Amounts outstanding under these lines of credit are payable on demand and total $48,493 as of August 31, 1997. Additionally, foreign operations have revolving lines of credit with various factoring companies totaling $6,283 for the factoring of accounts receivable on a with-recourse basis, of which $5,545 was outstanding at August 31, 1997.

         Capitalized interest was $145, $2,038, and $390 in 1997, 1996, and 1995, respectively. Interest paid was $5,057, $4,272, and $1,830 in 1997, 1996, and 1995, respectively.

STOCK OPTIONS

         The Company has two plans under which stock options for the purchase of common shares may be granted. The 1989 Stock Incentive Plan provides for the granting of options for the purchase of a maximum of 1,200,000 shares, stock appreciation rights, performance awards, and restricted stock awards to key employees of the Company. Options awarded under the plan may not be granted at an option price less than the fair market value of a share on the date the option is granted, and the maximum term of an option may not exceed ten years. All options currently granted under the plan are exercisable one year after the date of grant.

         The 1989 Director Stock Option Plan provides for the granting of options for the purchase of a maximum of 120,000 shares. Under the plan, each person serving as a director of the Company on the first business day of January of each year, who is not employed by the Company, is automatically granted options for the purchase of 1,500 shares. All options were granted at an option price equal to the fair market value of a share on the date of grant. Each option is exercisable one year after the date of grant and expires at the end of five years.

         Information regarding the Company's stock option plans for the years ended August 31, 1997, 1996, and 1995 is as follows:

                                                     1997                         1996                        1995
                                            -----------------------     -----------------------      -----------------------
                                                           EXERCISE                    EXERCISE                     EXERCISE
                                              SHARES        PRICE         SHARES         PRICE         SHARES         PRICE
                                            ---------      --------     ----------     --------      ----------     --------

Outstanding at beginning of year             455,822        $18.15        414,820       $17.46         383,327        $15.14
Granted                                      135,527        $21.49        124,202       $18.14         139,637        $19.63
Exercised                                    (77,606)       $18.48        (60,775)      $13.29         (97,144)       $11.44
Cancelled                                    (41,218)       $19.18        (22,425)      $18.54         (11,000)       $17.83
                                            ---------                   ----------                   ----------
Outstanding at end of year                   472,525        $18.96        455,822       $18.15         414,820        $17.45
                                            =========                   ==========                   ==========
Options exercisable at end of year           340,153        $17.94        338,055       $18.16         280,183        $16.36
                                            =========                   ==========                   ==========
Weighted-average fair value of
   options granted during the year                     $4.63                      $3.84
                                                       =====                      =====

Information regarding options outstanding at August 31, 1997, is as follows :


                                       OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                                 --------------------------------         -------------------
                                             WEIGHTED    WEIGHTED                    WEIGHTED
                                            REMAINING    AVERAGE                     AVERAGE
                                           CONTRACTUAL   EXERCISE                    EXERCISE
RANGE OF EXERCISE PRICES         NUMBER       LIFE        PRICE            NUMBER     PRICE
------------------------         ------       ----        -----            ------     -----

$8.50 - $14.50                    48,539    3.5 years     $11.04            48,539    $11.04
$15.81 - $19.81                  251,369    3.1 years     $18.07           195,497    $18.11
$20.44 - $24.72                  172,617    3.6 years     $22.50            96,117    $21.09

         The Company has elected to adopt the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and continue to apply Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized related to the Company's stock option plans. Consistent with the provisions of SFAS 123, had compensation cost been determined based on the fair value at the grant date for awards in fiscal 1997 and 1996, the effect on the Company's net income and net income per share for such years would not be material. The fair value of each option grant was estimated as of the grant date using the Black-Scholes option-pricing model with the following assumptions for both years: expected volatility 23%; dividend yield of 2.26%; expected life of 3.5 years; and a risk-free interest rate of 6.3%.

LEASES

         The Company has a number of operating lease agreements primarily involving machinery, physical distribution, and computer equipment. Certain of these leases contain renewal or purchase options that vary by lease. These leases are noncancelable and expire on dates through 2003.

         Rent expense was $4,978, $4,960, and $5,206 for the years ended August 31, 1997, 1996, and 1995, respectively.

         The following is a schedule by year of future minimum rental payments required under the operating leases that have initial or remaining noncancelable lease terms in excess of one year as of August 31, 1997:



1998                                            $ 3,374
1999                                              5,113
2000                                              1,060
2001                                                923
2002                                                901
                                               --------
TOTAL MINIMUM LEASE PAYMENTS                    $11,371
                                               ========

PREFERRED SHARE PURCHASE RIGHTS

         The Company has a Shareholder Rights Plan pursuant to which holders of the Company's common shares receive a dividend of one preferred share purchase right (collectively, the Rights) for each common share held. The Rights contain features which, under defined circumstances, allow holders to buy shares at a bargain price. Unless renewed, the Rights will expire on February 28, 1998. The Rights are not presently exercisable and trade in tandem with the common shares. The Rights become exercisable following the close of business on the tenth day after a public announcement that a person or group has acquired 20% or more of the common shares of the Company or a public announcement or commencement of a tender or exchange offer which would result in ownership of 30% or more of the common shares of Amcast. It is expected that the Rights will begin to trade independently of the Company's common shares at that time.

         The Company may redeem the Rights for one cent per Right any time prior to the close of business on the tenth day following the day that a 20% position is acquired and under certain circumstances thereafter, including certain transactions not involving a 20% shareholder of the Company.

COMMITMENTS AND CONTINGENCIES

         At August 31, 1997, the Company has committed to capital expenditures of $5,277 in 1998, primarily for the Engineered Components segment.

         The Company, as is normal for the industry in which it operates, is involved in certain legal proceedings and subject to certain claims and site investigations which arise under the environmental laws and which have not been finally adjudicated.

         The Company has been identified as a potentially responsible party by various state agencies and by the United States Environmental Protection Agency (U.S. EPA) under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, for costs associated with U.S. EPA led multi-party sites and state environmental agency-led remediation sites. The majority of these claims involve third-party owned disposal sites for which compensation is sought from the Company as an alleged waste generator for recovery of past governmental costs or for future investigation or remedial actions at the multi-party sites. There are three Company owned properties where state supervised cleanups are expected. None of these is expected to involve material future expense. The Company believes that none of these will have a material adverse effect on its financial position or results of operations. The designation as a potentially responsible party and the assertion of such claims against the Company are made without taking into consideration the extent of the Company's involvement with the particular site. In each instance, claims have been asserted against a number of other entities for the same recovery or other relief as was asserted against the Company. These claims are in various stages of administrative or judicial proceeding. The Company has no reason to believe that it will have to pay a significantly disproportionate share of clean-up costs associated with any site.

         To the extent possible, with the information available at the time, the Company has evaluated its responsibility for costs and related liability with respect to the above sites. In making such evaluation, the Company did not take into consideration any possible cost reimbursement claims against its insurance carriers. The Company is of the opinion that its liability with respect to those sites should not have a material adverse effect on its financial position or results of operations. In arriving at this conclusion, the principal factors considered by the Company were ongoing settlement discussions with respect to certain of the sites, the volume and relative toxicity of waste alleged to have been disposed of by the Company at certain sites, which factors are often used to allocate investigative and remedial costs among potentially responsible parties, the probable costs to be paid by other potentially responsible parties, total projected remedial costs for a site, if known, and the Company's existing reserve to cover costs associated with unresolved environmental proceedings. At August 31, 1997, the Company's accrued undiscounted reserve for such contingencies was $1,900.

     Allied-Signal Inc. has brought an action against the Company seeking a contribution from the Company equal to 50% of Allied-Signal's estimated $30 million remediation cost in connection with a site in southern Ohio. The Company believes its responsibility with respect to this site is very limited due to the nature of the foundry sand waste it disposed of at the site. A trial in this case was completed in February of 1995, but no judgment has been rendered. The Company believes that if it has any liability at all in regard to this matter, that liability would not be material to its financial position or results of operations

MAJOR CUSTOMERS AND CREDIT CONCENTRATION

     The Company sells products to customers primarily in the United States and, with the acquisition of Speedline, will also sell products to original equipment automotive manufacturers in Europe. The Company performs ongoing credit evaluations of customers, and generally does not require collateral. Allowances are maintained for potential credit losses and such losses have been within management's expectations. On August 31, 1997, total trade receivables from the domestic and foreign automotive industry were $66,635, and $22,388 was due from the construction industry.

     Sales to Engineered Components' largest customer, General Motors Corporation, were $139,721, $114,473, and $120,100 for the years ended August 31, 1997, 1996, and 1995, respectively. Trade receivables from General Motors Corporation on August 31, 1997 and 1996, were $16,511 and $14,551, respectively, and were current. No other single customer accounted for a material portion of trade receivables.

PENSION PLANS

         The Company has a noncontributory defined benefit pension plan covering certain employees. The plan covers salaried employees and provides pension benefits that are based on years of credited service, employee compensation during years preceding retirement, and the primary social security benefit. The plan also covers hourly employees and provides pension benefits of stated amounts for each year of credited service. The Company's policy is to fund the annual amount required by the Employee Retirement Income Security Act of 1974. Plan assets consist of U.S. Treasury bonds and notes, U.S. governmental agency issues, corporate bonds, and common stocks. The plan held 350,000 common shares of the Company at August 31, 1997 (8.6% of plan assets) and 1996 (6.8% of plan assets).

         The Company also sponsors a deferred compensation profit sharing plan for the benefit of substantially all domestic salaried employees. The Company provides a 15% match on employee contributions up to 6% of eligible compensation and a supplemental savings match from 1% to 35% based on the Company achieving a minimum return on shareholders' equity and subject to IRS limitations.

         The Company participates in a multiemployer plan that provides defined benefits to certain bargaining unit employees.

         The following table sets forth the funded status and the amounts recognized in the consolidated statements of financial condition for the Company's defined benefit plan at August 31:


                                                                      1997           1996
Actuarial present value of benefit obligation:

      Vested benefit obligation                                     $(86,337)      $(82,720)
                                                                    ========       ========
      Accumulated benefit obligation                                $(89,410)      $(85,626)
                                                                    ========       ========
Projected benefit obligation                                        $(94,404)      $(90,299)
Plan assets at fair value                                             98,692         90,834
                                                                    --------       --------
Overfunded projected benefit obligation                                4,288            535
Unrecognized net gain                                                 (5,406)          (360)
Unrecognized prior service cost                                        1,952          1,653
Unrecognized transition asset being recognized
      over a minimum of 15 years                                      (2,510)        (3,067)
                                                                    --------       --------
Net pension liability recognized in the consolidated statement
      of financial condition                                        $ (1,676)      $ (1,239)
                                                                    ========       ========

         A summary of the components of net periodic pension cost for the defined plan in 1997, 1996, and 1995, and the total amounts charged to expense for the defined contribution and multiemployer plans follows:



                                                           1997             1996             1995
Defined benefit plan:

      Service cost of current period                     $  1,588        $  1,603        $  1,133
      Interest cost on projected benefit obligation         6,487           6,268           6,412
      Actual return on plan assets                        (15,358)        (12,630)        (10,021)
      Net amortization and deferral                         7,806           5,410           2,868
                                                         --------        --------        --------
      Net pension cost                                        523             651             392
Defined contribution plan                                     306             416             510
Multiemployer pension plan                                    241             232             214
                                                         --------        --------        --------
                      TOTAL COST                         $  1,070        $  1,299        $  1,116
                                                         ========        ========        ========

Assumed rates of return:

      Weighted average discount rate                          7.8%            7.5%            7.5%
      Rate of future compensation increase                    4.7%            4.7%            4.7%
      Long-term return on assets:

                   Dedicated                                  7.3%            7.0%            8.0%
                   Nondedicated                              10.5%           10.5%           10.5%



         Included in deferred liabilities at August 31, 1997 is an accrual totaling $8,625 for termination benefits for Speedline employees. The liability is based on the employee's length of service, position, and remuneration, and is payable upon separation. There is no vesting period or funding requirement associated with the liability.

POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

         The Company provides health care and life insurance benefits to designated salaried and hourly employees who participate in a defined benefit pension plan and who retired prior to January 1, 1992. The plan coordinates with Medicare and requires employee contributions. The Company also provides similar benefits to certain employees, represented by bargaining units, who retire before attaining age 65 and meet certain minimum service requirements. Benefits for the bargaining unit employees terminate when the retiree attains age 65. The Company funds the postretirement benefits on a cash basis.

         Accumulated postretirement benefit obligation recognized in 1997 and 1996:


                                              1997        1996
Retirees                                     $4,267      $4,264
Fully eligible active plan participants          88         101
Other active employees                          415         447
                                             ------      ------
                                              4,770       4,812
Deferred loss                                   245         472
                                             ------      ------
                                             $4,525      $4,340
                                             ======      ======





         In prior years, health care and life insurance benefits for retired employees of closed facilities were provided for at the time the related facility was closed. The accrued postretirement benefit obligation for these retirees at August 31, 1997 and 1996 was $1,200 and $1,800, respectively.

     Net periodic postretirement benefit expense for 1997, 1996 and 1995 is as follows:

                                 1997             1996             1995
Service cost                        $  29             $  28           $  25
Interest cost                         336               340             415
                              ------------    --------------   -------------
                                    $ 365             $ 368           $ 440
                              ============    ==============   =============

     The actuarial assumptions used to determine costs and benefit obligation includes a discount rate of 7.8% for 1997 and 7.5% for 1996. The assumed rates of future increases in per capita cost of health care benefits (health care trend rates) are 7% in 1997, 6% in 1998, and 5.5 % in 1999 and thereafter . Increasing the health care trend rate by one percentage point would increase the accumulated postretirement benefit obligation $323 and would increase the 1997 postretirement benefit cost $21.

INCOME TAXES

The provisions for income taxes are as follows:


                                         1997             1996            1995
Currently payable
      State and local                   $   31           $  171          $  561
      Foreign                              384              507             542
      Federal                            4,016            2,702           4,896
                                        ------           ------          ------
                                         4,431            3,380           5,999
Deferred

      State and local                      367              364              88
      Federal                            2,224            5,061           2,840
                                        ------           ------          ------
                                         2,591            5,425           2,928
                                        ------           ------          ------
                                        $7,022           $8,805          $8,927
                                        ======           ======          ======

Reconciliations of income taxes computed by applying the statutory federal income tax rate to the provisions for income taxes are as follows:


Federal income tax at statutory rate    $7,002           $8,657          $9,134
Federal tax credits                       (150)                            (400)
State income taxes                         259              348             422
Other                                      (89)            (200)           (229)
                                        ------           ------          ------
                                        $7.022           $8,805          $8,927
                                        ======           ======          ======

Deferred taxes resulting from temporary differences between financial and tax reporting are as follows:


Depreciation                            $3,354           $2,406          $  846
Restructuring                              316              785             847
Discontinued operations                                                     645
Start-up costs                            (110)           1,979           1,359
Alternative minimum tax credit          (1,538)             542             (51)
Other                                      569             (287)           (718)
                                        ------           ------          ------
                                        $2,591           $5,425          $2,928
                                        ======           ======          ======


         The Company has income tax credits of $152, $35, and $150 expiring in 2010, 2011, and 2012, respectively, and an alternative minimum tax credit of $2,519 available to offset future tax payments. Income taxes paid totaled $4,407, $1,905, and $6,603 in 1997, 1996, and 1995, respectively.

Significant components of deferred tax assets and liabilities are as follows:


                                                        1997         1996
Deferred tax assets related to:
      Accrued compensation and related items          $ 3,693       $ 5,163
      Tax credit carryforwards                          3,025           713
      Intangible assets                                 2,998
      Other                                             8,536         3,187
                                                     ---------    ----------
                                                       18,252         9,063

Deferred tax liabilities related to:

      Depreciation                                     13,514        11,770
      Other                                             9,440         8,240
                                                     ---------    ----------
                                                       22,954        20,010
                                                     ---------    ----------
Net deferred tax liabilities                          $ 4,702      $ 10,947
                                                     =========    ==========


BUSINESS SEGMENTS

         The Company has two business segments, Flow Control Products and Engineered Components, through which the Company serves the construction, automotive, industrial, and aerospace sectors of the economy. See the inside front cover and pages 4 through 13 for a review of the major products produced.

     Flow Control Products sales of copper plumbing fittings amounted to $115,763, $113,409, and $112,492 in 1997, 1996, and 1995, respectively. Sales of aluminum products to the automotive industry by Engineered Components amounted to $189,987, $151,237, and $150,215 in 1997, 1996, and 1995, respectively.
Consolidated export sales were $30,907, $25,615, and $25,383 for 1997, 1996, and 1995, respectively.


($ in thousands)
                                                  NET SALES                         INCOME BEFORE INCOME TAXES
                                      1997          1996           1995           1997         1996            1995
Flow Control Products              $ 162,150     $ 159,323      $ 146,692       $ 24,358     $ 25,236        $ 25,387
Engineered Components                224,901       184,611        181,539          9,531        9,323           8,862
Corporate                                                                         (6,647)      (7,231)         (7,277)
Equity in (loss) income
  of joint venture and
  other income and expense                                                        (2,102)        (249)            513
Interest Expense                                                                  (5,135)      (2,348)         (1,387)
                                 ------------  ------------  -------------    -----------  -----------  --------------
                                   $ 387,051     $ 343,934      $ 328,231       $ 20,005     $ 24,731        $ 26,098
                                 ============  ============  =============    ===========  ===========  ==============


                                             CAPITAL EXPENDITURES                   DEPRECIATION AND AMORTIZATION
                                      1997          1996           1995           1997         1996            1995

Flow Control Products               $  6,318      $  9,809       $ 12,236       $  5,638     $  5,370        $  4,294
Engineered Components                 34,042        38,767         29,371         14,665       11,892           9,954
Corporate                                 17            64            117            160          166             144
                                 ------------  ------------  -------------    -----------  -----------  --------------
                                    $ 40,377      $ 48,640       $ 41,724       $ 20,463     $ 17,428        $ 14,392
                                 ============  ============  =============    ===========  ===========  ==============


                                            IDENTIFIABLE ASSETS
                                      1997          1996          1995
Flow Control Products              $ 100,632     $  94,604     $  92,373
Engineered Components:
     U.S.                            180,908       156,744       126,159
     Foreign                         155,356
Corporate                             72,022        17,869        10,835
                                 ------------  ------------  ------------
                                   $ 508,918     $ 269,217     $ 229,367
                                 ============  ============  ============

QUARTERLY FINANCIAL DATA (UNAUDITED)
($ in thousands except per share data)



                                                                            FISCAL QUARTER                    FOR THE YEAR
                                             --------------------------------------------------------------------------------
1997                                          1st            2nd                3rd            4th
NET SALES                                      $ 90,789       $ 91,334          $ 106,223       $ 98,705           $ 387,051
GROSS PROFIT                                     19,105         15,524  *          18,114         16,297              69,040
NET INCOME                                        4,138          2,081              4,294          2,470              12,983
NET INCOME PER SHARE                           $    .48       $    .24  *       $     .50       $    .28           $    1.50
AVERAGE NUMBER OF SHARES OUTSTANDING              8,625          8,650              8,666          8,756               8,674


                                                                            Fiscal Quarter                    For the Year
                                             --------------------------------------------------------------------------------
1996                                          1st            2nd                3rd            4th
Net sales                                      $ 86,465       $ 81,796           $ 87,566       $ 88,107           $ 343,934
Gross profit                                     17,419         16,590             16,255         20,432              70,696
Net income                                        4,055          3,917              2,932          5,022              15,926
Net income per share                           $    .47       $    .46           $    .34       $    .58           $    1.85
Average number of shares outstanding              8,577          8,614              8,616          8,617               8,606


* After a one-time, cumulative, non-cash charge of $3,500 ($.26 per share) to costs of goods sold as a consequence of overstated inventory values at the Company's aerospace casting operation.