Form 10-K, Exhibit 13
period 1998-08-31
AMCAST INDUSTRIAL CORP
filed 1998-11-25
CIK 27425

                                                                    EXHIBIT 13.1


MANAGEMENT'S DISCUSSION OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

($ in thousands except per share amounts)

CAUTIONARY STATEMENTS UNDER
THE PRIVATE SECURITIES REFORM ACT OF 1995

Certain statements in this Report, in the Company's press releases, and in oral statements made by or with the approval of an authorized executive officer of the Company constitute "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995. These may include statements projecting, forecasting, or estimating Company performance and industry trends. The achievement of the projections, forecasts or estimates is subject to certain risks and uncertainties. Actual results and events may differ materially from those projected, forecasted or estimated. Factors which may cause actual results to differ materially from those contemplated by the forward-looking statement include, among others: general economic conditions less favorable than expected, fluctuating demand in the automotive industry, less favorable than expected growth in sales and profit margins in the Company's product lines, increased competitive pressures in the Company's Engineered Components and Flow Control Products segments, effectiveness of production improvement plans, inherent uncertainties in connection with international operations and foreign currency fluctuations, and labor relations at the Company and its customers. The following discussion and analysis provides information which management believes is relevant to an understanding of the Company's consolidated results of operations and financial condition. This discussion should be read in conjunction with the accompanying consolidated financial statements and notes thereto.

ACQUISITIONS, DIVESTITURES, AND RESTRUCTURING

At the end of 1997, the Company completed a significant acquisition that impacts the comparison of financial results between 1998 and 1997. On August 19, 1997, the Company acquired all of the outstanding stock of Speedline S.p.A. (Speedline), a major European manufacturer of light-alloy wheels serving the automotive original equipment market located near Padova, Italy. Accordingly, the acquisition was reflected in the August 31, 1997 year-end balance sheet, but had no material effect on 1997 operating results. Operations of Speedline are included for periods ending one month prior to the Company's fiscal period to ensure timely preparation of the consolidated financial statements. Thus, the consolidated financial statements for 1998 include financial results for Speedline for the eleven-month period of September 1997 through July 1998. Primarily as a result of the acquisition of Speedline, the percentage of the Company's sales derived from the Engineered Components segment increased to 68.6% in 1998.

     During the third quarter of 1998, the Company completed two transactions that had an impact on the Company's financial results as well as on the comparison between 1998 and 1997. Effective March 30, 1998, the Company sold its Rancho Cucamonga, California investment casting operation, Amcast Precision, for $25,445 in cash. The transaction resulted in a pre-tax gain of $12,048. The facility, acquired by Amcast in 1987, produces ferrous and nonferrous castings for the aerospace industry. Sales of approximately $19,000 in 1997 were included in the Engineered Components segment. This was the only Amcast operation involved in the aerospace industry.

     On April 9, 1998, the Company acquired Lee Brass Company, a privately-owned company located in Anniston, Alabama. Lee Brass is a major manufacturer of cast brass products for residential, commercial, and industrial plumbing systems. The purchase price was approximately $16,100 consisting of cash payments of $11,700 and debt assumption of $4,400. The acquisition resulted in goodwill of $6,300. Sales of Lee Brass for the twelve months ended December 31, 1997, were approximately $39,000. Financial results for Lee Brass are included in the Flow Control Products segment since the date of acquisition.

     Following the acquisition of Lee Brass, the Company announced a plan to consolidate its two brass operations and subse-quently ceased production at its Flagg Brass operation located in Stowe, Pennsylvania. Expected to be completed by December 31, 1998, the consolidation plan includes the transfer of certain product lines to Lee Brass, the sale or closure of the Flagg Brass facility, and the termination of approximately 100 salaried and hourly personnel. In connection with the consolidation plan, during the third quarter the Company recorded a restructuring charge of $5,800 for facility exit costs and a charge of $2,200, included in cost of sales, primarily for a non-cash write-down of inventory to its net realizable value. Key components of the $5,800 restructuring charge are $4,900 for a non-cash write-down of assets to their net realizable value, $500 for severance and other termination benefits, and $400 for other facility closure costs. As of August 31, 1998, approximately 97 associates had been terminated and substantially all of the severance and facility closure costs had been charged against the liability, with the majority of the remaining costs expected to be spent by December 31, 1998. Sales of Flagg Brass in 1997 were approximately $9,000 and were included in the Flow Control Products segment. The Company's consolidated financial results are not expected to be significantly affected by the closure of Flagg Brass and the transfer of certain product lines to Lee Brass.

     During the third quarter, the Company also re-evaluated its reserves related to several iron foundries previously closed in the 1980's and early 1990's. As a result, a $4,000 restructuring charge was recorded to cover higher than expected medical benefits, workers compensation expenses, and legal costs for environmental and other matters related to these previously closed facilities.

RESULTS OF OPERATIONS

In 1998, total Company sales increased 48% to $574,414 due primarily to the acquisitions of Speedline and Lee Brass and by growth of its aluminum components business. By segment, Engineered Components sales increased 75% primarily due to the inclusion of Speedline sales and the increased aluminum component sales. Flow Control Products sales increased 11.4% due to the inclusion of Lee Brass and increased sales of the Company's copper and brass plumbing fitting products. In 1997, the Company experienced growth in net sales of 12.5% from $343,934 in 1996 to $387,051. By segment, 1997 Flow Control Products sales increased slightly while Engineered Components sales increased 21.8%. Volume increases in both segments increased total net sales by 15%; however, reduced prices partially offset the favorable impact of the increased volume.

     Gross profit was $93,004, $69,040, and $70,696 in 1998, 1997, and 1996,
respectively. As a percentage of sales, gross profit decreased to 16.2% in 1998 from 17.8% in 1997 and 20.6% in 1996. The decrease in gross profit percentage in 1998 reflects a change in the Company's sales mix to a higher percentage of Engineered Component product sales, which generally have lower gross margins than Flow Control Products and, to a lesser degree, operating inefficiencies encountered at one of the Company's automotive component plants in the first half of the year. The gross profit percentage for 1998 was also impacted by a one-time charge ($2,200) related to closing the Flagg Brass facility. Higher volume provided increased gross profit in 1997 as compared to 1996; however, this improvement was offset by new facility start-up costs, a cumulative $3,500 charge for overstated inventory, and an unfavorable sales mix.

     Selling, general, and administrative (SG&A) expenses were $57,294, $41,798, and $43,368 in 1998, 1997, and 1996, respectively. SG&A expense increased in 1998 as a result of the inclusion of Speedline and Lee Brass. SG&A expense decreased in 1997 compared to 1996 due to reduced commissions in the Flow Control segment and lower administrative expenses in the Flow Control segment and at the corporate office. As a percentage of sales, SG&A decreased to 10.0% in 1998 from 10.8% in 1997 and 12.6% in 1996. The decrease in 1998 is primarily due to higher sales volumes in the Engineered Components segment, which generally has lower SG&A expenses. Higher sales volume and reduced spending levels contributed to the decrease in 1997.

     For 1998, the Company's pre-tax share of losses from Casting Technology Company (CTC), the Company's joint venture with Izumi Industries, was $1,000 compared with $2,416 in 1997. The 1998 results of CTC were significantly impacted by lost sales resulting from a major General Motors work stoppage. The launch of several new automotive products at CTC in 1997 resulted in significant inefficiencies and high launch-related costs associated with meeting required volumes.

     Interest expense of $15,045 in 1998 increased from $5,135 in 1997 and $2,348 in 1996. Interest expense increased in 1998 primarily due to the cost of financing the Speedline operation, and as a result of the impact of the General Motors work stoppage on the Company's operating income and working capital. Interest increased in 1997 primarily due to lower interest capitalization and, to a lesser degree, higher debt levels. There was no interest capitalized during 1998. Capitalized interest was $145, and $2,038 in 1997 and 1996, respectively. A portion of the amounts borrowed by the Company was used to finance plant construction and expansion and, accordingly, the interest related to such long-term projects was capitalized.

     The effective tax rate for 1998, 1997 and 1996 was 27.0%, 35.1%, and 35.6%, respectively. Changes in the effective tax rates primarily reflect the level of federal and state tax credits applicable to U.S. taxes, and a one-time adjustment of $2,562 resulting from a reduction of Italian tax rates from 53.2% to 41.3%.

FLOW CONTROL PRODUCTS Net sales of the Flow Control Products segment were $180,596 in 1998, compared with $162,150 in 1997 and $159,323 in 1996. Increased volumes of copper and brass plumbing fittings in 1998 resulting from the Lee Brass acquisition and higher product sales of the Company's copper and brass fittings provided a 15.4% increase over 1997. Pricing pressures which were largely offset by lower material costs reduced sales by 4.1%. As a result of the higher volume, operating income increased to $27,931 in 1998, an increase of 14.7% over the $24,358 operating income achieved in 1997. Increased volumes of copper and brass plumbing fittings in 1997 provided a 5.5% increase in net sales. However, lower selling prices partially offset this increase as the Company experienced competitive pricing pressures in much of the second half of 1997. As a result, the operating income of $24,358 in 1997 decreased slightly from 1996.

ENGINEERED COMPONENTS Net sales of the Engineered Components segment were $393,818 in 1998 compared with $224,901 in 1997 and $184,611 in 1996. The increase in sales was due primarily to the addition of Speedline in 1998. The sales of aluminum brake, suspension, and chassis components and North American aluminum wheels were running at a rate nearly 14% higher than in 1997 before the impact of the General Motors work stoppage, which more than offset those gains in the last quarter of 1998. Operating income increased over 100% to $19,609 in 1998 compared to the $9,531 achieved in 1997. The increase was due primarily to Speedline and reduced start-up amortization expense. The improvement in volume at the Company's North American automotive operations in the first nine months of 1998 added significantly to operating income but was more than offset by the impact of the General Motors work stoppage in the fourth quarter and a less favorable product mix. The sales increase for 1997 resulted primarily from higher demand for the Company's aluminum wheels, the full-year effect of the Company's new automotive plant in Ohio, and the introduction of several new products for automotive suspensions. Operating income of $9,531 in 1997 was slightly higher than 1996 as new facility start-up costs partially offset the impact of increased volume. In addition, the Company recorded a one-time cumulative non-cash charge of $3,500 to reduce overstated inventory values at the Company's Amcast Precision unit.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operations was $9,580, $30,675, and $33,638 in 1998, 1997, and 1996, respectively. In each of the three years, cash was primarily provided by net income and depreciation. During 1998, working capital, excluding short-term and current debt, increased 26% as a result of the Lee Brass acquisition and the Precision divestiture, coupled with the increased sales volume and inventory build during the General Motors work stoppage. Accounts payable increased in 1997 due to acquisition-related expenses, purchases for expansion activities, and increased sales activity.

     Net cash used by investing activities during 1998 was $33,018, compared with $91,954 in 1997 and $51,223 in 1996. Investing activities for 1998 include $12,247 primarily for the Lee Brass acquisition and for 1997 include $48,486 for the Speedline acquisition discussed above. Capital expenditures totaled $46,763, $40,377, and $48,640, in 1998, 1997, and 1996, respectively. To support business expansion activities, investments were made in property, plant, and equipment and in the Company's joint venture, Casting Technology Company. At August 31, 1998, the Company had $10,938 of commitments for capital expenditures to be made in 1999, primarily for the Engineered Components segment.

     Net cash provided by financing activities was $21,033 in 1998, as compared with $65,474 in 1997 and $21,712 for 1996, respectively. Net cash provided by financing activities in 1997 include $70,000 in borrowings under the Company's new credit agreement, discussed below, primarily to finance the Speedline acquisition. In 1996, increased borrowings were used to fund business expansion. In 1996, the Company completed a private placement of $50,000 in senior notes that mature in November 2005 and replaced outstanding debt by $24,321.

     During 1998, the Company replaced $46,807 of its Speedline debt with borrowings under its $200 million revolver. On August 14, 1997, the Company replaced its prior credit facility with a new Credit Agreement (the Agreement) that provides for up to $200,000 in borrowings through 2002. At August 31, 1998, the Company had unused borrowing capacity of $11,100 under the most restrictive debt covenant of the Agreement. The Company also has lines of credit totaling $27,000, of which $8,900 was used at August 31, 1998. In addition, Speedline has short-term lines of credit totaling $55,900, of which $40,100 was available at July 31, 1998.

     The ratio of long-term debt as a percent of capital increased to 57.5% at August 31, 1998 from 47.9% at August 31, 1997. The increase reflects the replacement of short-term debt with long-term debt at Speedline as well as additional borrowings to support business expansion and working capital needs. Book value per common share at August 31, 1998, was $17.47, up from $17.24 for the prior year. One million preferred shares and 5.8 million common shares are authorized and available for future issuance. Management believes the Company has adequate financial resources to meet its future needs.

CONTINGENCIES The Company, as is normal for the industry in which it operates, is involved in certain legal proceedings and subject to certain claims and site investigations that arise under the environmental laws and which have not been finally adjudicated.

To the extent possible, with the information available, the Company regularly evaluates its responsibility with respect to environmental proceedings. The factors considered in this evaluation are more fully described in the Commitments and Contingencies note to the consolidated financial statements. At August 31, 1998, the Company had reserves of $1,700 accrued for environmental liabilities. The Company is of the opinion that, in light of its existing reserves, its liability in connection with environmental proceedings should not have a material adverse effect on its financial condition, results of operations, or cash flows. The Company is presently unaware of the existence of any potential material environmental costs that are likely to occur in connection with disposition of any of its property.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

During 1998, the Company adopted Statement of Financial
Accounting Standards (SFAS) No. 128, "Earnings per Share," which establishes new standards for computing and presenting earnings per share. SFAS No. 128 requires the Company to report both basic earnings per share, which is based on the weighted-average number of common shares outstanding, and diluted earnings per share, which is based on the weighted-average number of common shares outstanding plus all potential dilutive common shares outstanding. Adoption of the statement had no effect on the Company's results of operations, financial position, or cash flows. However, as required, the Company restated earnings per share for all prior periods to present diluted earnings per share. Basic earnings per share are unchanged from previously reported earnings per share amounts.

     In April 1998, the American Institute of Certified Public
Accountants issued Statement of Position (SOP) No. 98-5, "Reporting on the Costs of Start-Up Activities." SOP No. 98-5 provides guidance on the financial reporting of start-up and organization costs and requires such costs to be expensed as incurred, with the effect of initial adoption reported as a cumulative effect of a change in accounting principle. The Company has adopted SOP No. 98-5 retroactively to the first quarter of 1998 as required under the SOP.

     The total amount of deferred start-up reported as a cumulative effect of a change in accounting principle is $8,588. This includes the effect of the adoption of SOP No. 98-5 by Casting Technology Company, the Company's 60% owned joint venture with Izumi Industries. The Company's share of CTC's cumulative effect of a change in accounting principle is $3,529. The impact of adoption of the SOP on previously reported operating income will be to change the first quarter 1998 results from $9,705 to $10,329, the second quarter 1998 from $8,380 to $8,760, and the third quarter 1998 from $12,608 to $12,894. Reported earnings per diluted share will change in the first quarter of 1998 from $.44 to a loss of $.44, in the second quarter 1998 from $.58 to $.61, and in the third quarter of 1998 from $.58 to $.62. The impact in 1998 of adopting the SOP on previously-reported financial results will be to increase operating income by $1,290 and to decrease earnings per diluted share by $.81.

     New accounting standards issued that relate to financial statement disclosure include SFAS No. 130, "Reporting Comprehensive Income," SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," and SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 130 establishes guidelines for the display of comprehensive income, which includes those items now reported directly in equity, for financial statement purposes. SFAS No. 131 establishes guidelines for determining operating segments and extensive disclosure requirements of those segments. SFAS No. 132 revises the disclosures of pension and other postretirement benefit plans. SFAS Nos. 130 and 131 will be effective for the Company during fiscal year 1999 and SFAS No. 132 will be effective during fiscal year 2000. The Company has not determined the effect these new standards will have on its financial statement disclosures.

     New accounting standards issued also include SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes a comprehensive standard for the recognition and measurement of derivatives and hedging activities. SFAS No. 133 will become effective for the Company during fiscal year 2000. The Company has not determined the effect of this new standard.

YEAR 2000

The Company has designated a Year 2000 Steering Committee and a task force in each of its operations to ensure compliance of its computer systems including computers utilized in production, production support equipment, and plant infrastructure systems. The Company has been working with its vendors to assess their readiness.

     For the most part, the Company uses third-party supplied computer programs and packages for its information technology systems. Certain of those systems are already year 2000 compliant as supplied by the vendor.

     In the Flow Control Products segment, certain software packages had been modified by the Company. These packages have been remediated and tested by internal information technology professionals. The total cost of these modifications is estimated to have cost the Company $400.

         In the Engineered Components segment, some facilities are utilizing compliant releases of software. The Automotive group is in the process of installing an enterprise resource planning (ERP) system as an upgrade in functionality that will improve business processes. At the same time and without incremental cost, the new system will address the year 2000 issue. Should the ERP system not be installed and operational in sufficient time, the Company believes that it can install compliant versions of its current software promptly to resolve the issue at a cost that will not materially impact its results of operations, liquidity, or financial condition.

     At the Company's Speedline unit, internal resources are presently evaluating the compliant status of the computer systems.

     The Company's vendors are in various stages of compliance with year 2000. The Company expects that critical vendors will be in compliance or have adequate alternative solutions in place.

     The Company believes its risk is low in the event of year 2000 issues. Its Flow Control systems and many of its Engineered Components systems are compliant. The Company's primary raw materials are basic commodities available from multiple sources such as copper cathode, aluminum sows and ingots, and brass from scrap radiators. As a result, the Company does not expect and cannot at this time reasonably estimate a material impact due to the uncertainty of year 2000 issues on its results of operations, liquidity, and financial condition.

         Contingency plans if deemed necessary will be developed to address the Company's specific risks during 1999.

SELECTED DATA
($ in thousands except per share amounts)


FINANCIAL DATA                                               1998           1997            1996           1995            1994
   Net sales........................................      $ 574,414      $  387,051      $ 343,934      $  328,231    $  271,856
   Operating income.................................         37,958          27,242         27,328          26,972        23,220
   Operating income percent.........................           6.6%            7.0%           7.9%            8.2%          8.5%
   Income before income taxes and cumulative
     effect of accounting change....................         22,975          20,005         24,731          26,098        22,067
   Income before cumulative effect
     of accounting change...........................         16,765          12,983         15,926          17,171        14,454
   Net income.......................................          8,177          12,983         15,926          17,171        14,454
   Working capital..................................         86,929          26,260         57,774          47,845        48,590
   Total assets.....................................        563,450         508,918        269,217         229,367       194,161
   Long-term debt...................................        217,199         145,304         58,783          29,687        13,910
--------------------------------------------------------------------------------------------------------------------------------

PER COMMON SHARE DATA
   Income before cumulative effect
     of accounting change - basic...................      $    1.82      $     1.50      $    1.85      $     2.02    $     1.72
   Net income - basic...............................      $     .89      $     1.50      $    1.85      $     2.02    $     1.72
   Weighted-average number of common
     shares outstanding - basic (in thousands)......          9,200           8,674          8,606           8,517         8,425

   Income before cumulative effect
     of accounting change - diluted.................      $    1.81      $     1.48      $    1.84      $     2.00    $     1.69
   Net income - diluted.............................      $     .88      $     1.48      $    1.84      $     2.00    $     1.69
   Weighted-average number of common
     shares outstanding - diluted (in thousands)....          9,250           8,754          8,628           8,598         8,565


   Dividends declared...............................      $     .56      $      .56      $     .56      $      .53    $      .49
   Book value.......................................      $   17.47      $    17.24      $   15.80      $    14.52    $    13.02
---------------------------------------------------------------------------------------------------------------------------------

STATISTICAL DATA
   Current ratio....................................            1.6             1.1            2.1             1.9           2.0
   Long-term debt as a percent of capital...........          57.5%           47.9%          30.2%           19.3%         11.2%
   Number of associates ............................          4,500           4,040          2,600           2,400         2,300
---------------------------------------------------------------------------------------------------------------------------------


AMCAST INDUSTRIAL CORPORATION
STATEMENT OF INTERNAL CONTROL

The management of Amcast Industrial Corporation has the responsibility for preparing the accompanying financial statements and for their integrity and objectivity. In fulfilling this responsibility, management maintains accounting systems and related controls. These controls provide reasonable assurance, at appropriate costs, that assets are safeguarded against losses and that financial records are reliable for use in preparing financial statements. These systems are enhanced by written policies, an organizational structure providing division of responsibilities, careful selection and training of qualified people, and a program of financial, operational, and systems review coordinated by the internal auditors and by management.

     Management recognizes its responsibility for conducting the Company's affairs according to the highest standards of personal and corporate conduct. This responsibility is characterized by and included in key policy statements. Management maintains a systematic program to assess compliance with these policies.

     The Company's financial statements have been audited by Ernst & Young LLP, independent auditors elected by the shareholders. Management has made available to Ernst & Young LLP all the Company's financial records and related data, as well as the minutes of shareholders' and directors' meetings. Furthermore, management believes that all representations made to Ernst & Young LLP during their audit were valid and appropriate.

     The Audit Committee of the Board of Directors, composed solely of outside directors, meets with the independent auditors, management, and internal auditors periodically to review their work and ensure that they are properly discharging their responsibilities. The independent auditors and the Company's internal auditors have free access to this committee, without management present, to discuss the results of their audit work and their opinion on the adequacy of internal financial controls and the quality of financial reporting.


/s/ John H. Shuey

John H. Shuey
Chairman, President and Chief Executive Officer



/s/ Douglas D. Watts

Douglas D. Watts
Vice President, Finance (Chief Financial Officer)

REPORT OF ERNST & YOUNG LLP
INDEPENDENT AUDITORS

Shareholders and Board of Directors
Amcast Industrial Corporation
Dayton, Ohio

We have audited the accompanying consolidated statements of financial condition of Amcast Industrial Corporation and subsidiaries as of August 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended August 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amcast Industrial Corporation and subsidiaries at August 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 31, 1998, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

                                            Dayton, Ohio
                                            October 13, 1998

CONSOLIDATED STATEMENTS OF INCOME

($ in thousands except per share amounts)
                                                                                                 Year Ended August 31
                                                                                         1998            1997             1996
---------------------------------------------------------------------------------------------------------------------------------

Net sales......................................................................       $ 574,414        $ 387,051       $ 343,934
Cost of sales..................................................................         481,410          318,011         273,238
---------------------------------------------------------------------------------------------------------------------------------
                                                                   GROSS PROFIT          93,004           69,040          70,696

Selling, general and administrative expenses...................................          57,294           41,798          43,368
Restructuring charges..........................................................           9,800                -               -
Gain on sale of aerospace business.............................................         (12,048)               -               -
---------------------------------------------------------------------------------------------------------------------------------
                                                               OPERATING INCOME          37,958           27,242          27,328

Equity in loss of joint venture
     and other (income) and expense............................................             (62)           2,102             249
Interest expense...............................................................          15,045            5,135           2,348
----------------------------------------------------------------------------------------------------------------------------------
                                                 INCOME BEFORE INCOME TAXES AND
                                         CUMULATIVE EFFECT OF ACCOUNTING CHANGE          22,975           20,005          24,731

Income taxes...................................................................           6,210            7,022           8,805
----------------------------------------------------------------------------------------------------------------------------------
                                                INCOME BEFORE CUMULATIVE EFFECT
                                                           OF ACCOUNTING CHANGE          16,765           12,983          15,926

Cumulative effect of accounting change, net of tax.............................          (8,588)               -               -
----------------------------------------------------------------------------------------------------------------------------------
                                                                     NET INCOME       $   8,177       $   12,983       $  15,926
==================================================================================================================================

BASIC EARNINGS PER SHARE
Income before cumulative effect of
     accounting change.........................................................       $    1.82       $     1.50       $    1.85
Cumulative effect of accounting change.........................................            (.93)               -               -
-----------------------------------------------------------------------------------------------------------------------------------
Net income.....................................................................       $     .89       $     1.50       $    1.85
===================================================================================================================================
Diluted Earnings per Share
Income before cumulative effect of
     accounting change.........................................................       $    1.81       $     1.48       $    1.84
Cumulative effect of accounting change.........................................            (.93)               -               -
-----------------------------------------------------------------------------------------------------------------------------------
Net income ....................................................................       $     .88       $     1.48       $    1.84
===================================================================================================================================
See notes to consolidated financial statements



CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

($ in thousands)
                                                                                                                 August 31
                                                                                                           1998            1997
--------------------------------------------------------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS
     Cash and cash equivalents...............................................................          $   7,022      $    9,608
     Accounts receivable.....................................................................            111,066         100,589
     Inventories.............................................................................             84,255          71,960
     Other current assets....................................................................             20,308          21,068
--------------------------------------------------------------------------------------------------------------------------------
                                                                         TOTAL CURRENT ASSETS            222,651         203,225

PROPERTY, PLANT, AND EQUIPMENT
     Land....................................................................................              8,858           5,067
     Buildings...............................................................................             62,902          47,320
     Machinery and equipment.................................................................            307,849         285,115
     Construction in progress................................................................             19,269          19,560
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                         398,878         357,062
     Less accumulated depreciation...........................................................            138,761         121,818
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                         260,117         235,244

GOODWILL ....................................................................................             62,555          36,784
OTHER ASSETS ................................................................................             18,127          33,665
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                       $ 563,450      $  508,918
================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
     Short-term debt.........................................................................          $  16,878      $   54,038
     Current portion of long-term debt.......................................................              6,370           7,087
     Accounts payable........................................................................             72,887          79,732
     Compensation and related items..........................................................             19,336          16,717
     Accrued expenses........................................................................             20,251          19,391
--------------------------------------------------------------------------------------------------------------------------------
                                                                    TOTAL CURRENT LIABILITIES            135,722         176,965

LONG-TERM DEBT - LESS CURRENT PORTION .......................................................            217,199         145,304
DEFERRED INCOME TAXES .......................................................................             25,164           8,400
DEFERRED LIABILITIES ........................................................................             24,551          20,023
SHAREHOLDERS' EQUITY
     Preferred shares, without par value:
         Authorized - 1,000,000 shares; Issued - None
     Common shares, at stated value
         Authorized - 15,000,000 shares
         Issued - 9,206,529 and 9,177,455 shares, respectively...............................              9,207           9,177
     Capital in excess of stated value.......................................................             78,964          78,484
     Foreign currency translation adjustment.................................................               (945)              -
     Retained earnings.......................................................................             73,588          70,565
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                         160,814         158,226
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                       $ 563,450      $  508,918
=================================================================================================================================
See notes to consolidated financial statements


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

($ in thousands except per share amounts)
                                                                                          Foreign
                                                                      Capital in         Currency
                                                        Common         Excess of        Translation     Retained
                                                        Shares       Stated Value       Adjustment      Earnings         Total
--------------------------------------------------------------------------------------------------------------------------------

BALANCE AT SEPTEMBER 1, 1995 ....................    $   8,556          $ 64,175        $      -     $    51,474      $  124,205

     Net income..................................           -                 -                -          15,926          15,926
     Cash dividends declared, $.56 per share.....           -                 -                -          (4,824)         (4,824)
     Stock options exercised.....................           62               780               -              -              842
     Other.......................................           -                 48               -             (33)             15
--------------------------------------------------------------------------------------------------------------------------------

BALANCE AT AUGUST 31, 1996 .....................         8,618            65,003               -          62,543         136,164

     Net income..................................           -               -                  -          12,983          12,983
     Stock issued for acquisition................          478            12,022               -              -           12,500
     Cash dividends declared, $.56 per share.....            -               -                 -          (4,922)         (4,922)
     Stock options exercised.....................           78             1,356               -              -            1,434
     Other.......................................            3               103               -             (39)             67
--------------------------------------------------------------------------------------------------------------------------------

BALANCE AT AUGUST 31, 1997 ......................        9,177            78,484               -          70,565         158,226

     Net income .................................           -                 -                -           8,177           8,177
     Cash dividends declared, $.56 per share ....           -                 -                -          (5,154)         (5,154)
     Foreign currency translation ...............           -                 -              (945)            -             (945)
     Stock options exercised ....................           30               480               -              -              510
---------------------------------------------------------------------------------------------------------------------------------

BALANCE AT AUGUST 31, 1998 .....................     $   9,207          $ 78,964        $    (945)   $    73,588      $  160,814
=================================================================================================================================
See notes to consolidated financial statements


CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)
                                                                                                   Year Ended August 31
                                                                                          1998             1997            1996
OPERATING ACTIVITIES
     Net income..................................................................     $    8,177     $    12,983      $   15,926
     Depreciation and amortization...............................................         32,113          20,463          17,428
     Non-cash restructuring and inventory write-down.............................         12,000              -                -
     Cumulative effect of accounting change......................................          8,588              -                -
     Gain on sale of aerospace business..........................................        (12,048)             -                -
     Deferred liabilities........................................................         (1,497)           (801)          2,364

     Changes in assets and liabilities, net of acquisitions
         Accounts receivable.....................................................         (9,667)         (5,203)         (5,764)
         Inventories.............................................................         (9,122)         (4,323)          4,125
         Other current assets....................................................          1,141          (2,920)           (594)
         Accounts payable........................................................        (11,833)          8,077          (2,897)
         Accrued liabilities.....................................................         (9,204)           (669)          2,745
         Other ..................................................................            932           3,068             305
--------------------------------------------------------------------------------------------------------------------------------
                                                 NET CASH PROVIDED BY OPERATIONS           9,580          30,675          33,638

INVESTING ACTIVITIES
     Additions to property, plant, and equipment.................................        (46,763)        (40,377)        (48,640)
     Acquisitions, net of cash received..........................................        (12,247)        (48,486)              -
     Contributions to joint venture.............................................               -          (3,226)         (2,774)
     Proceeds from sale of aerospace business....................................         25,445               -               -
     Other assets................................................................            547             135             191
--------------------------------------------------------------------------------------------------------------------------------
                                           NET CASH USED BY INVESTING ACTIVITIES         (33,018)        (91,954)        (51,223)

FINANCING ACTIVITIES
     Additions to long-term debt.................................................         85,871          70,000          50,000
     Reduction in long-term debt.................................................        (30,216)         (1,105)        (20,904)
     Short-term borrowings.......................................................        (29,978)              -          (3,417)
     Dividends...................................................................         (5,154)         (4,922)         (4,824)
     Other.......................................................................            510           1,501             857
--------------------------------------------------------------------------------------------------------------------------------
                                       NET CASH PROVIDED BY FINANCING ACTIVITIES          21,033          65,474          21,712


Effect of exchange rate changes on cash..........................................           (181)              -               -
--------------------------------------------------------------------------------------------------------------------------------


Net change in cash and cash equivalents..........................................         (2,586)          4,195           4,127
Cash and cash equivalents at beginning of year...................................          9,608           5,413           1,286
-----------------------------------------------------------------------------------------------------------------------------------
                                        CASH AND CASH EQUIVALENTS AT END OF YEAR      $    7,022     $     9,608      $    5,413
===================================================================================================================================
See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands except per share amounts)

ACCOUNTING POLICIES

THE CONSOLIDATED FINANCIAL STATEMENTS include the accounts of Amcast Industrial Corporation and its domestic and foreign subsidiaries (the Company). Intercompany accounts and transactions have been eliminated. The Company's investment in Casting Technology Company (CTC), a joint venture, is included in the accompanying consolidated financial statements using the equity method of accounting. Operations of the Company's European subsidiaries are included in the consolidated financial statements for periods ending one month prior to the Company's fiscal year-end in order to ensure timely preparation of the consolidated financial statements. Certain prior year amounts have been reclassified to conform to the current year presentation.

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

     ACCOUNTS RECEIVABLE are stated net of allowances for doubtful accounts of $264 and $346 at August 31, 1998 and 1997, respectively. The Company held notes receivables of $3,000 and accounts receivable of $3,962 at August 31, 1998, and accounts receivable of $1,825 at August 31, 1997, from CTC.

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

     GOODWILL represents the excess of the cost of businesses acquired over the fair market value of identifiable net assets at the dates of acquisition. Goodwill is amortized on a straight-line basis over 40 years. Accumulated amortization of goodwill was $2,259 and $916 at August 31, 1998 and 1997, respectively. The carrying value of goodwill is evaluated periodically in relation to the operating performance and future undiscounted cash flows of the underlying businesses.

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

     ACCOUNTING STANDARDS ADOPTED during 1998 include SFAS No. 128, "Earnings per Share," which establishes new standards for computing and presenting earnings per share. SFAS No. 128 requires the Company to report both basic earnings per share, which is based on the weighted-average number of common shares outstanding, and diluted earnings per share, which is based on the weighted-average number of common shares outstanding plus all potential dilutive common shares outstanding. Earnings per share amounts for all periods are presented, and where necessary, restated to give effect to the adoption of SFAS No. 128.

     Effective September 1, 1997, the Company also adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 provides guidance on the financial reporting of start-up and organization costs and requires such costs to be expensed as incurred. The total amount of deferred start-up costs reported as a cumulative effect of a change in accounting principle is $8,588, net of tax benefits of $5,044. The Company's share of CTC's cumulative effect of a change in accounting principle is $3,529, net of tax. Pro forma earnings per share amounts, assuming the new accounting principle is applied retroactively, are as follows:

                                             1997       1996
BASIC EARNINGS PER SHARE:
Income before cumulative effect of
     accounting change - as reported....     $1.50      $1.85
Income before cumulative effect of
     accounting change - pro forma......     $1.52      $1.36
Net income - as reported................     $1.50      $1.85
Net income - pro forma..................     $1.52      $1.36

DILUTED EARNINGS PER SHARE:
Income before cumulative effect
     of accounting change - as reported.     $1.48      $1.84
Income before cumulative effect
     of accounting change - pro forma...     $1.51      $1.36
Net income - as reported................     $1.48      $1.84
Net income - pro forma..................     $1.51      $1.36

NEW ACCOUNTING STANDARDS issued that relate to financial statement disclosure include SFAS No. 130, "Reporting Comprehensive Income," SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," and SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 130 establishes guidelines for the display of comprehensive income, which includes those items now reported directly in equity, for financial statement purposes. SFAS No. 131 establishes guidelines for determining operating segments and extensive disclosure requirements of those segments. SFAS No. 132 revises the disclosures of pension and other postretirement benefit plans. SFAS Nos. 130 and 131 will be effective for the Company during fiscal year 1999 and SFAS No. 132 will be effective during fiscal year 2000. The Company has not determined the effect these new standards will have on its financial statement disclosures.

     New accounting standards issued also include SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes a comprehensive standard for the recognition and measurement of derivatives and hedging activities. SFAS No. 133 will become effective for the Company during fiscal year 2000. The Company has not determined the effect of this new standard.



ACQUISITIONS, DIVESTITURES, AND RESTRUCTURING

At the end of fiscal 1997 and during fiscal 1998, the Company completed transactions that impacted the comparison between 1998 and 1997. Effective March 30, 1998, the Company sold its Rancho Cucamonga, California investment casting operation, Amcast Precision, for $25,445 in cash. The transaction resulted in a pre-tax gain of $12,048. The facility, acquired by Amcast in 1987, produces ferrous and nonferrous castings for the aerospace industry. Fiscal 1997 sales were approximately $19,000. This was the only Amcast operation involved in the aerospace industry.

     On April 9, 1998, the Company acquired Lee Brass Company, a privately-owned company located in Anniston, Alabama. Lee Brass is a major manufacturer of cast brass products for residential, commercial, and industrial plumbing systems. The purchase price was approximately $16,100 consisting of cash payments of $11,700 and debt assumption of $4,400. The acquisition of Lee Brass has been accounted for by the purchase method. Accordingly, the cost of the acquisition was allocated on the basis of the estimated fair market value of the assets acquired, principally inventory and property, plant, and equipment, and liabilities assumed, resulting in goodwill of $6,300. The pro forma effect of the acquisition on the results of operations is not presented, as it is not material.

     Following the acquisition of Lee Brass, the Company announced a plan to consolidate its two brass operations and subsequently ceased production at its Flagg Brass operation located in Stowe, Pennsylvania. Expected to be completed by December 31, 1998, the consolidation plan includes the transfer of certain product lines to Lee Brass, the sale or closure of the Flagg Brass facility, and the termination of approximately 100 salaried and hourly personnel. In connection with the consolidation plan, during the third quarter the Company recorded a restructuring charge of $5,800 for facility exit costs and a charge of $2,200, included in cost of sales, primarily for a non-cash write-down of inventory to its net realizable value. Key components of the $5,800 restructuring charge are $4,900 for a non-cash write-down of assets to their net realizable value, $500 for severance and other termination benefits, and $400 for other facility closure costs. As of August 31, 1998, approximately 97 associates had been terminated and substantially all of the severance and facility closure costs had been charged against the liability, with the majority of the remaining costs expected to be spent by December 31, 1998. During the third quarter, the Company also re-evaluated its reserves related to several iron factories previously closed in the 1980's and early 1990's. As a result, a $4,000 restructuring charge was recorded to cover higher than expected medical benefits, workers compensation expenses, and legal costs for environmental and other matters related to these previously closed facilities.

     At the end of fiscal 1997, the Company acquired all of the outstanding stock of Speedline S.p.A. and its subsidiaries (Speedline), a major European manufacturer of light-alloy wheels serving the automotive original equipment market. The acquisition was reflected in the 1997 year-end balance sheet, but had no material effect on 1997 operating results. Operating results for Speedline are included for periods ending one month prior to the Company's fiscal period to ensure timely preparation of the consolidated financial statements. Thus, the financial statements for 1998 include eleven months of results of operations for Speedline from September, 1997 through July, 1998, and these results are shown in the Engineered Components segment. The purchase price was approximately $130,700, consisting of cash payments of $58,000, the assumption of $60,200 in debt, and the issuance of 478,240 shares of the Company's common stock with a fair market value of $12,500. The purchase agreement contains a provision to protect the seller for stock price fluctuations. The price protection provides for the Company to pay the difference between the $26.13 per share value of the stock issued to the seller of Speedline at closing and the market value of any such shares sold during a 180-day period following the second anniversary of the acquisition. The liability, if any, on the part of the Company can only be determined during the relevant 180-day period following the second anniversary of the closing, August 19, 1999. Had the price protection been calculated based on the relevant period during 1998 for all shares, the price protection liability would have been $4,000. The acquisition of

Speedline has been accounted for by the purchase method. Accordingly, the cost of the acquisition was allocated on the basis of the estimated fair market value of the assets acquired and liabilities assumed, resulting in goodwill of $54,100. A summary of the purchase price allocation follows:

Current assets...................................   $  81,300
Property, plant, and equipment...................      82,200
Other assets.....................................      15,200
Goodwill.........................................      54,100
Current liabilities..............................     (65,800)
Capital leases...................................     (11,900)
Deferred liabilities.............................     (24,400)
----------------------------------------------------------------
                                                    $ 130,700
================================================================



INVENTORIES

The major components of inventories as of August 31 are:

                                             1998      1997
Finished products.......................   $ 37,561 $ 35,375
Work in process.........................     28,760   22,968
Raw materials and supplies..............     20,610   20,506
--------------------------------------------------------------
                                             86,931   78,849
Less amount to reduce certain
inventories to LIFO value...............      2,676    6,889
---------------------------------------------------------------
                                           $ 84,255 $ 71,960
===============================================================

Inventories reported on the FIFO method, primarily in foreign locations, were $32,412 and $35,788 at August 31, 1998 and 1997, respectively. The estimated replacement cost of inventories is the amount reported before the LIFO reserve.



OTHER ASSETS
The major components of other assets as of August 31 are:

                                              1998      1997
Joint venture investment................  $   3,846  $ 10,449
Assets held for sale....................      3,189     3,313
Other...................................     11,092    19,903
---------------------------------------------------------------
                                           $ 18,127  $ 33,665
===============================================================


The joint venture investment represents the Company's share of Casting Technology Company's net equity. The decrease is primarily related to the cumulative effect adjustment resulting from the adoption of SOP 98-5 during 1998. Assets held for sale reflect the estimated realizable values of the fixed assets of closed facilities.


LONG-TERM DEBT AND CREDIT ARRANGEMENTS
The following table summarizes the Company's long-term borrowings at August 31:

                                              1998      1997
Senior notes............................  $  51,750  $ 52,625
Revolving credit notes..................    141,092    70,000
Lines of credit.........................      8,900         -
Industrial revenue bonds................      5,925     6,158
Other debt..............................      5,372    11,710
Capital leases..........................     10,530    11,898
---------------------------------------------------------------
                                            223,569   152,391
Less current portion....................      6,370     7,087
---------------------------------------------------------------
Long-Term Debt .........................  $ 217,199  $145,304
===============================================================

     Senior notes consist of two agreements with interest rates of 7.09% and 9.0%. The notes call for periodic principal payments and mature November 7, 2005, and September 15, 1999, respectively.

     On August 14, 1997, the Company replaced its prior credit facility with a new Credit Agreement (the Agreement) that provides for up to $200,000 in borrowings through August 14, 2002. At August 31, 1998, $141,092 was outstanding under the Agreement with an interest rate of 5.86%. In addition, a commitment fee is payable on the unused portion of the credit line. The Company also has lines of credit totaling $27,000; at August 31, 1998, $8,900 was used.

     Debt covenants require the Company to maintain certain debt-to-equity, debt-to-earnings, and interest coverage ratios. Other provisions limit tangible net worth and subsidiary indebtedness. At August 31, 1998, $44,300 of retained earnings were available for the payment of dividends.

     Industrial revenue bonds consist of various issues at fixed and variable interest rates, ranging from 3.34% to 4.15%. These bonds call for periodic principal payments through 2004. These obligations are collateralized by property, plant, and equipment with a net book value of $793 at August 31, 1998.

     The Company has guaranteed debt totaling $21,000 at August 31, 1998, for Casting Technology Company.

     Other debt consists of various mortgage loans and other loans at fixed and variable interest rates, ranging from 3.0% to 12.58%, and requires periodic principal payments through 2011. These obligations are secured by property, plant, and equipment with a net book value of $10,700 at August 31, 1998.

     Capitalized lease obligations provide for aggregate payments, including interest, of approximately $3,000 annually, payable through 2002. At August 31, 1998, future minimum payments for the leases were $12,600, including $2,070 representing interest.

     The carrying amounts of the Company's debt instruments approximate fair value as defined under SFAS No. 107. Fair value is estimated based on discounted cash flows, as well as other valuation techniques.

     Long-term debt maturities for each of the next five years are $6,370 in 1999, $5,600 in 2000, $3,505 in 2001, $151,955 in 2002, and $13,277 in 2003.

     The Company's foreign operations have short-term lines of credit totaling approximately $55,900 which are subject to annual review by the lending banks. At August 31, 1998, the average interest rate for the short-term lines of credit was 5.12%. Amounts outstanding under these lines of credit are payable on demand and total $15,800 as of August 31, 1998.

     There was no interest capitalized during 1998. Capitalized interest was $145 and $2,038 in 1997 and 1996, respectively.
Interest paid was $14,823, $5,057, and $4,272 in 1998, 1997, and 1996,
respectively.



LEASES

The Company has a number of operating lease agreements primarily involving machinery, physical distribution, and computer equipment. Certain of these leases contain renewal or purchase options that vary by lease. These leases are noncancelable and expire on dates through 2003.

     Rent expense was $3,891, $4,978, and $4,960 for the years ended August 31, 1998, 1997, and 1996, respectively.

     The following is a schedule by year of future minimum rental payments required under the operating leases that have initial or remaining noncancelable lease terms in excess of one year as of August 31, 1998:

1999 .......................................     $1,744
2000 .......................................      1,215
2001 .......................................        741
2002 .......................................        655
2003 .......................................        389
--------------------------------------------------------
TOTAL MINIMUM LEASE PAYMENTS ...............    $ 4,744
========================================================



COMMITMENTS AND CONTINGENCIES

At August 31, 1998, the Company has committed to capital expenditures of $10,938 in 1999, primarily for the Engineered Components segment.

     The Company, as is normal for the industry in which it operates, is involved in certain legal proceedings and subject to certain claims and site investigations which arise under the environmental laws and which have not been finally adjudicated.

     The Company has been identified as a potentially responsible party by various state agencies and by the United States Environmental Protection Agency (U.S. EPA) under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, for costs associated with U.S. EPA led multi-party sites and state environmental agency-led remediation sites. The majority of these claims involve third-party owned disposal sites for which compensation is sought from the Company as an alleged waste generator for recovery of past governmental costs or for future investigation or remedial actions at the multi-party sites. There are two Company-owned properties where state-supervised cleanups are expected. The designation as a potentially responsible party and the assertion of such claims against the Company are made without taking into consideration the extent of the Company's involvement with the particular site. In each instance, claims have been asserted against a number of other entities for the same recovery or other relief as was asserted against the Company. These claims are in various stages of administrative or judicial proceeding. The Company has no reason to believe that it will have to pay a significantly disproportionate share of clean-up costs associated with any site. To the extent possible, with the information available at the time, the Company has evaluated its responsibility for costs and related liability with respect to the above sites. In making such evaluation, the Company did not take into consideration any possible cost reimbursement claims against its insurance carriers. The Company is of the opinion that its liability with respect to those sites should not have a material adverse effect on its financial position or results of operations. In arriving at this conclusion, the principal factors considered by the Company were ongoing settlement discussions with respect to certain of the sites, the volume and relative toxicity of waste alleged to have been disposed of by the Company at certain sites, which factors are often used to allocate investigative and remedial costs among potentially responsible parties, the probable costs to be paid by other potentially responsible parties, total projected remedial costs for a site, if known, and the Company's existing reserve to cover costs associated with unresolved environmental proceedings. At August 31, 1998, the Company's accrued undiscounted reserve for such contingencies was $1,700.

     Allied-Signal Inc. has brought an action against the Company seeking a contribution from the Company equal to 50% of Allied-Signal's estimated $30,000 remediation cost in connection with a site in southern Ohio. The Company believes its responsibility with respect to this site is very limited due to the nature of the foundry sand waste it disposed of at the site. A trial in this case was completed in February of 1995, but no judgment has been rendered. The Company believes that if it has any liability at all in regard to this matter, that liability would not be material to its financial position or results of operations.


MAJOR CUSTOMERS AND CREDIT CONCENTRATION

The Company sells products to customers primarily in the United States and, with the acquisition of Speedline, also sells products to original equipment automotive manufacturers in Europe. The Company performs ongoing credit evaluations of customers, and generally does not require collateral. Allowances are maintained for potential credit losses and such losses have been within management's expectations. On August 31, 1998, total trade receivables from the domestic and foreign automotive industry were $77,148, and $20,381 was due from the construction industry.

     Sales to Engineered Components' largest customer, General Motors, were $150,897, $139,721, and $114,473 for the years ended August 31, 1998, 1997, and
1996, respectively. Trade receivables from General Motors on August 31, 1998 and 1997, were $19,538 and $16,511, respectively, and were current. No other single customer accounted for a material portion of trade receivables.

PENSION PLANS

The Company has a noncontributory defined benefit pension plan covering certain employees. The plan covers salaried employees and provides pension benefits that are based on years of credited service, employee compensation during years preceding retirement, and the primary social security benefit. The plan also covers hourly employees and provides pension benefits of stated amounts for each year of credited service. The Company's policy is to fund the annual amount required by the Employee Retirement Income Security Act of 1974. Plan assets consist of U.S. Treasury bonds and notes, U.S. governmental agency issues, corporate bonds, and common stocks. The plan held 350,000 common shares of the Company at August 31, 1998 (4.7% of plan assets) and 1997 (8.6% of plan assets).

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

     The following table sets forth the funded status and the amounts recognized in the consolidated statements of financial condition for the Company's defined benefit plan at August 31:

                                                                                          1998           1997
Actuarial present value of benefit obligation:
     Vested benefit obligation..................................................     $  (95,554)      $ (86,337)
================================================================================================================================
     Accumulated benefit obligation.............................................     $  (99,248)      $ (89,410)
================================================================================================================================
Projected benefit obligation....................................................     $ (106,334)      $ (94,404)
Plan assets at fair value.......................................................        114,681          98,692
--------------------------------------------------------------------------------------------------------------------------------
Overfunded projected benefit obligation.........................................          8,347           4,288
Unrecognized net gain...........................................................        (10,580)         (5,406)
Unrecognized prior service cost.................................................          3,181           1,952
Unrecognized transition asset being recognized over a minimum of 15 years.......         (1,952)         (2,510)
--------------------------------------------------------------------------------------------------------------------------------
Net pension liability recognized in the consolidated statement of ..............
  financial condition                                                                $   (1,004)      $  (1,676)
================================================================================================================================

     A summary of the components of net periodic pension cost for the defined benefit plan and the total amounts charged to expense for the defined contribution and multiemployer plans follows:

                                                                                           1998            1997            1996
Defined benefit plan:
     Service cost of current period.............................................     $    1,680       $   1,588       $   1,603
     Interest cost on projected benefit obligation..............................          7,083           6,487           6,268
     Actual return on plan assets...............................................        (21,971)        (15,358)        (12,630)
     Net amortization and deferral..............................................         13,338           7,806           5,410
-------------------------------------------------------------------------------------------------------------------------------
     Net pension cost...........................................................            130             523             651
Defined contribution plan.......................................................            333             306             416
Multiemployer pension plan......................................................            241             241             232
-------------------------------------------------------------------------------------------------------------------------------
                  TOTAL COST ...................................................     $      704       $   1,070       $   1,299
===============================================================================================================================
Assumed rates of return:
Weighted average discount rate..................................................           7.0%            7.8%            7.5%
Rate of future compensation increase............................................           4.7%            4.7%            4.7%
Long-term return on assets:
                  Dedicated.....................................................            N/A            7.3%            7.0%
                  Nondedicated..................................................          10.0%           10.5%           10.5%

     Included in deferred liabilities at August 31, 1998 and 1997 is an accrual totaling $10,202 and $8,625, respectively, for termination benefits for Speedline employees. The liability is based on the employee's length of service, position, and remuneration, and is payable upon separation. There is no vesting period or funding requirement associated with the liability.


INCOME TAXES

For financial reporting purposes, income before income taxes includes the following components:
                                                                                          1998            1997            1996
United States.....................................................................     $ 17,736        $ 20,005        $ 24,731
Foreign...........................................................................        5,239               -               -
-------------------------------------------------------------------------------------------------------------------------------
                                                                                       $ 22,975        $ 20,005        $ 24,731
===============================================================================================================================
The provisions for income taxes are as follows:
Currently payable
     State and local..............................................................     $    222        $     31        $    171
     Foreign......................................................................        2,232             384             507
     Federal......................................................................        5,360           4,016           2,702
-------------------------------------------------------------------------------------------------------------------------------
                                                                                          7,814           4,431           3,380
Deferred
     State and local..............................................................           (4)            367             364
     Foreign......................................................................       (2,091)              -               -
     Federal......................................................................          491           2,224           5,061
-------------------------------------------------------------------------------------------------------------------------------
                                                                                         (1,604)          2,591           5,425
-------------------------------------------------------------------------------------------------------------------------------
                                                                                       $  6,210        $  7,022        $  8,805
===============================================================================================================================

Reconciliations of income taxes computed by applying the statutory federal income tax rate to the provisions for income taxes are as follows:

Federal income tax at statutory rate..............................................     $  8,041        $  7,002        $  8,657
Federal tax credits...............................................................         (140)           (150)              -
State income taxes................................................................          144             259             348
Goodwill amortization.............................................................          424               -               -
Higher effective income taxes of other countries..................................          268               -               -
Change in Italian tax rates.......................................................       (2,562)              -               -
Other.............................................................................           35             (89)           (200)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                       $  6,210        $  7,022        $  8,805
===============================================================================================================================

Significant components of deferred tax assets and liabilities are as follows:
                                                                                           1998            1997
Deferred tax assets related to:
Accrued compensation and related items............................................     $  3,659        $  3,693
Tax credit carryforwards..........................................................        3,901           3,025
Net operating losses..............................................................        3,394           2,291
Other.............................................................................        8,552           6,651
-------------------------------------------------------------------------------------------------------------------------------
                                                                                         19,506          15,660
Valuation allowance...............................................................       (3,824)           (406)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                         15,682          15,254

Deferred tax liabilities related to:
Depreciation......................................................................       33,138          13,514
Other.............................................................................        4,793           6,442
-------------------------------------------------------------------------------------------------------------------------------
                                                                                         37,931          19,956
-------------------------------------------------------------------------------------------------------------------------------
Net deferred tax liabilities......................................................     $ 22,249        $  4,702
===============================================================================================================================

The Company has foreign net operating loss carryforwards totaling $9,173 that expire in years 1999 through 2003. The Company also has U.S. income tax credits of $1,259 that expire in years 2003 through 2013. In addition, the Company has alternative minimum tax credits of $2,642 which have an indefinite carryforward period. For financial reporting purposes, a valuation allowance of $3,824 has been recognized to offset the deferred tax assets related to those carryforwards.

     Income taxes paid by the Company totaled $5,701, $4,407, and $1,905 in 1998, 1997, and 1996, respectively.

     Undistributed earnings of the Company's foreign subsidiaries are considered to be permanently reinvested and, accordingly, no provisions for U.S. income taxes have been provided thereon. It is not practicable to determine the deferred tax liability for temporary differences related to these undistributed earnings.

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

     Information regarding the Company's stock option plans for the years ended August 31, 1998, 1997, and 1996 is as follows:


                                                        1998                        1997                         1996
------------------------------------------------------------------------------------------------------------------------------
                                                             WEIGHTED                    Weighted                     Weighted
                                                              AVERAGE                     Average                      Average
                                                             EXERCISE                    Exercise                     Exercise
                                               SHARES          PRICE        Shares         Price        Shares          Price
-----------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year........       472,525        $18.96        455,822       $18.15        414,820        $17.46
Granted.................................       149,601        $27.08        135,527       $21.49        124,202        $18.14
Exercised...............................       (30,539)       $18.25        (77,606)      $18.48        (60,775)       $13.29
Cancelled...............................       (20,250)       $20.78        (41,218)      $19.18        (22,425)       $18.54
-----------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year..............       571,337        $21.06        472,525       $18.96        455,822        $18.15
==============================================================================================================================
Options exercisable at end of year......       421,736        $18.93        340,153       $17.94        338,055        $18.16
==============================================================================================================================
Weighted-average fair value of
     options granted during the year....                $4.95                       $4.63                        $3.84
==============================================================================================================================



Information regarding options outstanding at August 31, 1998, is as follows:

                                                        OPTIONS OUTSTANDING                               OPTIONS EXERCISABLE
------------------------------------------------------------------------------------------------------------------------------
                                                             WEIGHTED      WEIGHTED                                    WEIGHTED
                                                             REMAINING      AVERAGE                                     AVERAGE
                                                            CONTRACTUAL    EXERCISE                                    EXERCISE
RANGE OF  EXERCISE PRICES                      NUMBER          LIFE          PRICE                      NUMBER           PRICE
-------------------------------------------------------------------------------------------------------------------------------
$  8.50-$14.50..........................        48,539       2.5 years      $11.04                       48,539         $11.04
$ 15.81-$19.81..........................       253,719       7.3 years      $18.04                      221,219         $18.18
$ 20.44-$25.91..........................       269,079       7.2 years      $23.33                      151,978         $22.54
-------------------------------------------------------------------------------------------------------------------------------

The Company has elected to adopt the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and continue to apply Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized related to the Company's stock option plans. Consistent with the provisions of SFAS 123, had compensation cost been determined based on the fair value at the grant date for awards in fiscal 1998, 1997, and 1996, the effect on the Company's net income and net income per share for such years would not be material. The fair value of each option grant was estimated as of the grant date using the Black-Scholes option-pricing model with the following assumptions for all three years: expected volatility 23%; dividend yield of 2.26%; expected life of 3.5 years; and risk-free interest rates ranging from 5.8% to 6.6%.

EARNINGS PER SHARE

During 1998, the Company adopted the provisions of SFAS No. 128, "Earnings per Share," which replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. The following table reflects the calculations for basic and diluted earnings per share for the three years ended August 31:

                                    1998      1997     1996
Income before cumulative effect
     of accounting change.......  $ 16,765  $12,983  $15,926
--------------------------------------------------------------
Net Income......................  $  8,177  $12,983  $15,926
--------------------------------------------------------------

BASIC EARNINGS PER SHARE:
Basic shares....................     9,200    8,674    8,606
--------------------------------------------------------------
Income before cumulative effect
     of accounting change.......    $ 1.82    $1.50    $1.85
--------------------------------------------------------------
Net income......................    $  .89    $1.50    $1.85
--------------------------------------------------------------

DILUTED EARNINGS PER SHARE:
Basic shares....................     9,200    8,674    8,606
Stock options...................        50       80       22
--------------------------------------------------------------
Diluted shares..................     9,250    8,754    8,628
--------------------------------------------------------------
Income before cumulative effect
     of accounting change.......    $ 1.81    $1.48    $1.84
--------------------------------------------------------------
Net income......................    $  .88    $1.48    $1.84
--------------------------------------------------------------

For each of the three years, there were outstanding stock options excluded from the computation of diluted earnings per share because the options were antidilutive.



PREFERRED SHARE PURCHASE RIGHTS

Under the Company's Shareholder Rights Plan, as amended on February 24, 1998, holders of common shares have one preferred share purchase right (collectively, the Rights) for each common share held. The Rights contain features which, under defined circumstances, allow holders to buy common shares at a bargain price. The Rights are not presently exercisable and trade in tandem with the common shares. The Rights become exercisable following the close of business on the earlier of (i) the 20th day after a public announcement that a person or group has acquired 15% or more of the common shares of the Company or (ii) the date designated by the Company's board of directors. It is expected that the Rights will begin to trade independently of the Company's common shares at that time. Unless renewed, the Rights expire on February 23, 2008.


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

Accumulated postretirement benefit obligation recognized in 1998 and 1997:

                                           1998        1997
Retirees..............................   $ 3,380     $ 4,267
Fully eligible active plan participants       98          88
Other active employees................       582         415
--------------------------------------------------------------
     .................................     4,060       4,770
Deferred (gain) loss .................      (456)        245
--------------------------------------------------------------
                                         $ 4,516     $ 4,525
==============================================================

In prior years, health care and life insurance benefits for retired employees of closed facilities were provided for at the time the related facility was closed. The accrued postretirement benefit obligation for these retirees at August 31, 1998 and 1997 was $1,100 and $1,200, respectively.

Net periodic postretirement benefit expense for 1998, 1997, and 1996 is as follows:


                                      1998     1997     1996
Service cost....................     $  41    $  29    $  28
Interest cost...................       285      336      340
Amortization of loss............        53     -           -
--------------------------------------------------------------
                                     $ 379    $ 365    $ 368
==============================================================

The actuarial assumptions used to determine costs and benefit obligation include a discount rate of 7% for 1998 and 7.8% for 1997. The assumed rates of future increases in per capita cost of health care benefits (health care trend rates) are 8% in 1998, 7% in 1999, and 6% in 2000 and thereafter. Increasing the health care trend rate by one percentage point would increase the accumulated postretirement benefit obligation $277 and would increase the 1998 postretirement benefit cost $21.

BUSINESS SEGMENTS

The Company has two business segments, Flow Control Products and Engineered Components, through which the Company serves the construction, automotive, and industrial sectors of the economy. The Company's Flow Control Products segment is a supplier of fittings for the industrial, commercial, and residential construction markets, valves utilized in air conditioning and refrigeration systems, and industrial compressed gas applications. Flow Control Products sales of copper and brass fittings amounted to $142,424, $125,863, and $123,351 in 1998, 1997, and 1996, respectively.

         The Company's Engineered Components segment is a supplier of aluminum automotive components and aluminum wheels for automotive original equipment manufacturers and the automotive aftermarket, cast and fabricated metal products for sale to original equipment manufacturers in the transportation, construction, air conditioning, and refrigeration industries. Sales of aluminum products to the automotive industry by the Engineered Components segment amounted to $363,903, $189,987, and $151,237 in 1998, 1997, and 1996,
respectively. Domestic consolidated export sales were $33,372, $30,907, and $25,615 for 1998, 1997, and 1996, respectively.



                                                             NET SALES                         INCOME BEFORE INCOME TAXES*
                                                 1998          1997          1996           1998          1997           1996
Flow Control Products....................     $180,596      $ 162,150      $159,323      $ 27,931      $ 24,358       $ 25,236
Engineered Components
     United States.......................      226,049        224,901       184,611         9,708         9,531          9,323
     Foreign.............................      167,769              -             -         9,901             -              -
------------------------------------------------------------------------------------------------------------------------------
                                               393,818        224,901       184,611        19,609         9,531          9,323
Restructuring and integration charges (a)            -              -             -       (12,000)            -              -
Disposition of aerospace business (b) ...            -              -             -        12,048             -              -
Corporate................................            -              -             -        (9,630)       (6,647)        (7,231)
Equity in loss of joint venture and
     other income and expense............            -              -             -            62        (2,102)          (249)
Interest Expense.........................            -              -             -       (15,045)       (5,135)        (2,348)
------------------------------------------------------------------------------------------------------------------------------
                                              $574,414      $ 387,051     $ 343,934      $ 22,975      $ 20,005       $ 24,731
===============================================================================================================================

                                                       CAPITAL EXPENDITURES                  DEPRECIATION AND AMORTIZATION
                                                 1998           1997          1996          1998          1997           1996
Flow Control Products....................     $  9,085      $   6,318     $   9,809      $  6,114      $  5,638       $  5,370
Engineered Components
     United States.......................       24,018         34,042        38,767        14,551        14,665         11,892
     Foreign.............................       13,517              -             -         9,994             -              -
------------------------------------------------------------------------------------------------------------------------------
                                                37,535         34,042        38,767        24,545        14,665         11,892
Corporate................................          143             17            64         1,454           160            166
------------------------------------------------------------------------------------------------------------------------------
                                              $ 46,763      $  40,377     $  48,640      $ 32,113      $ 20,463       $ 17,428
==============================================================================================================================



                                                       IDENTIFIABLE ASSETS
                                                1998            1997          1996
Flow Control Products....................     $112,874      $ 100,632     $  94,604
Engineered Components
     United States.......................      173,130        180,908       156,744
     Foreign.............................      189,612        155,356             -
-------------------------------------------------------------------------------------------------------------------
                                               362,742        336,264       156,744
Corporate................................       87,834         72,022        17,869
-------------------------------------------------------------------------------------------------------------------
                                              $563,450      $ 508,918     $ 269,217
===================================================================================================================


*    Income before cumulative effect of a change in accounting principle in 1998.
a)   $10,000 of restructuring and integration charges relates to the Flow Control Products segment
     (of which $2,200 is recorded in cost of sales) and $2,000 relates to prior shutdown locations.
b)   Disposition of aerospace business relates to the Engineered Components segment.

QUARTERLY FINANCIAL DATA (Unaudited)

($ in thousands except per share amounts)

                                                                       FISCAL QUARTER                                FOR THE YEAR
---------------------------------------------------------------------------------------------------------------------------------
1998                                               1ST               2ND             3RD                4TH
---------------------------------------------------------------------------------------------------------------------------------
NET SALES .................................    $  140,979       $  136,975        $  159,267        $  137,193         $  574,414
GROSS PROFIT ..............................        23,596           22,178            26,072            21,158             93,004
INCOME BEFORE CUMULATIVE
     EFFECT OF ACCOUNTING CHANGE ..........         4,560            5,609             5,684               912             16,765
INCOME PER SHARE BEFORE CUMULATIVE
     EFFECT OF  ACCOUNTING CHANGE - BASIC .    $      .49       $      .61        $      .62        $      .10         $     1.82
INCOME PER SHARE BEFORE CUMULATIVE
     EFFECT OF ACCOUNTING CHANGE - DILUTED     $      .49       $      .61        $      .61        $      .10         $     1.81
NET INCOME (LOSS) .........................        (4,028)           5,609             5,684               912              8,177
NET INCOME (LOSS) PER SHARE - BASIC .......    $     (.44)      $      .61        $      .62        $      .10         $      .89
NET INCOME (LOSS) PER SHARE - DILUTED .....    $     (.44)      $      .61        $      .61        $      .10         $      .88
AVERAGE NUMBER OF SHARES
     OUTSTANDING - BASIC ..................         9,184            9,202             9,206             9,207              9,200
AVERAGE NUMBER OF SHARES
     OUTSTANDING - DILUTED ................         9,266            9,262             9,248             9,223              9,250


                                                                       Fiscal Quarter                                For the Year
---------------------------------------------------------------------------------------------------------------------------------
1997                                               1st               2nd             3rd                4th
---------------------------------------------------------------------------------------------------------------------------------

Net sales..................................    $   90,789       $   91,334        $  106,223        $   98,705         $  387,051
Gross profit...............................        19,105           15,524            18,114            16,297             69,040
Net income.................................         4,138            2,081             4,294             2,470             12,983
Net income per share - basic...............    $      .48       $      .24        $      .50        $      .28         $     1.50
Net income per share - diluted.............    $      .48       $      .24        $      .49        $      .28         $     1.48
Average number of shares
     outstanding - basic...................         8,625            8,650             8,666             8,756              8,674
Average number of shares
     outstanding - diluted.................         8,669            8,743             8,749             8,854              8,754
---------------------------------------------------------------------------------------------------------------------------------


Net income for the first three quarters of fiscal 1998 have been restated from the amounts previously reported in the Company's Form 10-Q's. The restated amounts reflect the adoption of SOP 98-5 "Reporting on the Costs of Start-up Activities" retroactive to September 1, 1997. The effect of the restatements was to recognize the cumulative effect of this change in accounting principle in the first quarter, which reduced net income by $8,588 ($.93 per share) and to increase net income by $488, $330, and $320 for the first three quarters of fiscal 1998, respectively.

Results for the third quarter of fiscal 1998 includes restructuring and integration charges of $12,000, of which $2,200 was recorded in cost of sales.

Results for the second quarter of fiscal 1997 include a one-time, cumulative, non-cash charge of $3,500 ($.26 per share) to cost of sales as a consequence of overstated inventory values at the Company's aerospace casting operation.