Form 10-K405, Exhibit 13
period 1999-08-31
AMCAST INDUSTRIAL CORP
filed 1999-11-23
CIK 27425

                                                                 EXHIBIT 13.1



MANAGEMENT'S DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ($ in thousands except per share amounts)

CAUTIONARY STATEMENTS UNDER THE PRIVATE SECURITIES REFORM ACT OF 1995
Certain statements in this Report, in the Company's press releases, and in oral statements made by or with the approval of an authorized executive officer of the Company constitute "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995. These may include statements projecting, forecasting, or estimating Company performance and industry trends. The achievement of the projections, forecasts, or estimates is subject to certain risks and uncertainties. Actual results and events may differ materially from those projected, forecasted, or estimated. Factors which may cause actual results to differ materially from those contemplated by the forward- looking statement, include, among others: general economic conditions less favorable than expected, fluctuating demand in the automotive industry, less favorable than expected growth in sales and profit margins in the Company's product lines, increased competitive pressures in the Company's Engineered Components and Flow Control Products segments, effectiveness of production improvement plans, inherent uncertainties in connection with international operations and foreign currency fluctuations and labor relations at the Company and its customers. The following discussion and analysis provides information which management believes is relevant to an understanding of the Company's consolidated results of operations and financial condition. This discussion should be read in conjunction with the accompanying consolidated financial statements and notes thereto.

BUSINESS SEGMENTS
In the fourth quarter of fiscal 1999, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information." This Statement requires the Company to report financial and descriptive information about its operating segments on the same basis that is used internally to assess operating performance and allocate resources to segments. Operating segments are organized internally primarily by the type of products produced and markets served, and in accordance with SFAS No. 131, the Company has aggregated similar operating segments into two reportable segments: Flow Control Products and Engineered Components. Adoption of the new standard did not result in a change in the Company's reportable segments.

The Flow Control Products segment is a supplier of copper and brass plumbing fittings for the industrial, commercial and residential construction markets, and in prior years, valves utilized in air conditioning and refrigeration systems and industrial compressed gas applications. The Engineered Components segment is a supplier of aluminum wheels and aluminum automotive components for automotive original equipment manufacturers and cast and fabricated metal products for sale to original equipment manufacturers in the transportation, construction, air conditioning, and refrigeration industries.

ACQUISITIONS, DIVESTITURES, AND RESTRUCTURING
At the end of 1997, the Company completed a significant acquisition that impacts the comparison of financial results of 1997 with 1998 and 1999. On August 19, 1997, the Company acquired all of the outstanding stock of Speedline S.p.A. (Speedline); a major European manufacturer of light-alloy wheels serving the automotive original equipment market located near Padova, Italy. Accordingly, the acquisition was reflected in the August 31, 1997 year-end balance sheet, but had no material effect on 1997 operating results. Primarily as a result of the acquisition of Speedline, the percentage of the Company's sales derived from the Engineered Components segment increased to 73.9% and 68.6% in 1999 and 1998, respectively, from 58.1% in 1997.

During 1998 and 1999, the Company completed several transactions that impact the Company's financial results for those years and affect the comparison between 1999, 1998, and 1997. On October 16, 1998, the Company sold Superior Valve Company (Superior Valve) for $35,604 in cash. The transaction resulted in a pre-tax gain of $9,023. This business, acquired by Amcast in 1986, produces specialty valves and related products for the compressed gas and commercial refrigeration markets. Fiscal 1998 sales of approximately $42,000 were included in the Company's Flow Control segment.

Effective March 30, 1998, the Company sold its Rancho Cucamonga, California investment casting operation, Amcast Precision (Precision), for $25,445 in cash. The transaction resulted in a pre-tax gain of $12,048. The facility, acquired by Amcast in 1987, produces ferrous and nonferrous castings for the aerospace industry. Fiscal 1997 sales of approximately $19,000 were included in the Engineered Components segment. This was the only Amcast operation involved in the aerospace industry.

On April 9, 1998, the Company acquired Lee Brass Company, a privately-owned company located in Anniston, Alabama. Lee Brass is a major manufacturer of cast brass products for residential, commercial, and industrial plumbing systems. The purchase price was approximately $16,100 consisting of cash payments of $11,700 and debt assumption of $4,400. The acquisition resulted in goodwill of $7,500. Sales of Lee Brass for the twelve months ended December 31, 1997 were approximately $39,000. Financial results for Lee Brass are included in the Flow Control Products segment since the date of acquisition.

Following the acquisition of Lee Brass, the Company consolidated its two brass foundry operations and ceased production at its Flagg Brass plant located in Stowe, Pennsylvania. The consolidation plan included the transfer of certain product lines to Lee Brass, the closure of the Flagg Brass facility, and the termination of approximately 100 salaried and hourly personnel. In connection with the consolidation plan, during the third quarter of 1998, the Company recorded a restructuring charge of $5,800 for facility exit costs and a charge of $2,200, included in cost of sales, primarily for a non-cash write-down of inventory to its net realizable value. Key components of the $5,800 restructuring charge were $4,900 for a non-cash write-down of assets to their net realizable value, $500 for severance and other termination benefits, and $400 for other facility closure costs. As of August 31, 1999, all associates had been terminated and all of the severance and most of the facility closure costs had been charged against the liability. During the second quarter of fiscal 1999, the Company wrote off $4,504 of net assets related to the Flagg Brass operation against the previously established long-term reserve. The majority of assets had been classified as assets held for sale and were included in Other Assets in the Company's Consolidated Statements of Financial Condition. The Company expects that the closure of Flagg Brass will be completed by December 31, 1999. Fiscal 1998 sales of approximately $7,800 were included in the Flow Control segment.

During the third quarter of fiscal 1998, the Company also re-evaluated its reserves related to several iron foundries previously closed in the 1980's and early 1990's. As a result, a $4,000 restructuring charge was recorded to cover higher than expected medical benefits, workers compensation expenses, and legal costs related to these previously closed facilities.

The sale of Precision and Superior Valve and the closure of Flagg Brass are collectively referred to as "divested operations" in this Management's Discussion and Analysis.

RESULTS OF OPERATIONS
In 1999, consolidated net sales increased to $588,933. Demand for the Company's copper and brass plumbing fittings, aluminum automobile wheels, and performance-critical aluminum automotive components was strong. Significant volume gains and incremental growth from Lee Brass and Speedline increased sales by 16.0%, more than offsetting a 10.2% decrease in sales volume from divested operations. As a result, consolidated net sales increased 5.8% due to volume, partially influenced by a General Motors work stoppage in the last quarter of fiscal 1998. Market pricing pressures in the Flow Control Products segment and lower aluminum costs reflected in the Engineered Components segment's pricing more than offset favorable product mix gains, which when combined, decreased consolidated net sales by 3.6%. By segment, Engineered Components sales increased 10.5% primarily due to volume gains related to increased wheel sales. Flow Control Products sales decreased 14.8% primarily due to divested operations. In 1998, consolidated net sales increased by 48.4% to $574,414 due primarily to the acquisitions of Speedline and Lee Brass and to growth in the aluminum components business. By segment, Engineered Components sales increased 75.1% primarily due to the inclusion of Speedline sales and to the increased aluminum component sales. Flow Control Products net sales increased 11.4% due to the inclusion of Lee Brass and increased sales of the Company's copper and brass plumbing fitting products.

Gross profit was $93,025, $93,004, and $69,040 in 1999, 1998, and 1997,
respectively. As a percentage of sales, gross profit decreased to 15.8% in 1999 from 16.2% in 1998 and 17.8% in 1997. The lower gross profit percentage in 1999 and 1998 compared with 1997 reflects a change in the Company's sales mix to a higher percentage of Engineered Component product sales, which generally have lower gross margins than Flow Control Products. Additionally, in the last half of fiscal 1999, the Company experienced higher than expected costs and low-product yields due to high turnover of skilled labor in two Indiana wheel plants, as well as to the launch of new suspension products at the Company's newest plant in Ohio. The aluminum suspension components are for popular car models. The launch proved to be very difficult and was accompanied by high turnover, high scrap, low productivity, and extraordinary costs to ensure an adequate customer supply. These combined factors reduced gross profit in the second half of 1999. The Company has made progress, but some negative influence on the first quarter of fiscal 2000 results is anticipated. The gross profit percentage for 1998 was hurt by a one-time charge ($2,200) related to closing the Flagg Brass facility and, to a lesser degree, operating inefficiencies encountered at one of the Company's automotive component plants in the first half of the year.

Selling, general, and administrative (SG&A) expenses were $55,938, $57,294, and $41,798 in 1999, 1998, and 1997, respectively. The dollar amount of SG&A expenses decreased in 1999 primarily due to divested operations and a reduction in pension cost and incentive plan expense. The dollar amount of SG&A expenses increased in 1998 compared with 1997 due to the inclusion of Speedline and Lee Brass. As a percentage of sales, SG&A expenses decreased to 9.5% in 1999 from 10.0% in 1998 and 10.8% in 1997. This decrease reflects a higher percentage of sales in 1999 and 1998 contributed by the Engineered Components segment, which generally has lower SG&A expenses.

The Company's pre-tax share of losses from Casting Technology Company (CTC), a joint venture with Izumi Industries, was $1,452, $1,000, and $2,416 in 1999, 1998, and 1997, respectively. CTC's results for 1999 were reduced by foreign exchange losses resulting from the strengthening of the yen, operating inefficiencies resulting from efforts to meet extremely high customer demand early in the year, and difficulties hiring and retaining skilled labor which led to manufacturing inefficiencies and higher scrap. The 1998 results of CTC were hurt by lost sales resulting from the General Motors work stoppage.

Interest expense was $13,182 in 1999, $15,045 in 1998, and $5,135 in 1997.
Higher interest expense in 1999 and 1998 compared with 1997 is primarily due to the cost of financing the Speedline operation. Interest expense also increased in 1998 as a result of the impact of the General Motors work stoppage on the Company's operating income and working capital. Significant debt reductions in 1999 and, to a lesser degree, lower interest rates, reduced interest expense for 1999.

The effective tax rate for 1999, 1998, and 1997 was 38.8%, 27.0%, and 35.1%, respectively. Changes in the effective tax rates primarily reflect the level of federal and state tax credits applicable to U.S. taxes, and a one-time adjustment of $2,562 in 1998 from a reduction of Italian tax rates. Excluding this adjustment, the effective tax rate for 1998 was 38.2%. The higher effective tax rate in 1999 relates primarily to a permanent tax basis difference associated with the sale of Superior Valve in the first quarter.

Effective September 1, 1997, the Company adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 provides guidance on the financial reporting of start-up and organization costs and requires such costs to be expensed as incurred. The total amount of deferred start-up costs reported as a cumulative effect of a change in accounting principle in 1998 was $8,588, net of tax benefits of $5,044. The Company's share of CTC's cumulative effect of a change in accounting principle was $3,529, net of tax.

FLOW CONTROL PRODUCTS Net sales of the Flow Control Products segment were $153,903 in 1999, compared with $180,596 in 1998 and $162,150 in 1997. Decreased sales from divested operations more than offset volume gains resulting in a 9.3% net reduction in sales volume in 1999. Pricing pressures in the Company's copper and brass fittings business, net of favorable mix benefits, decreased segment sales by an additional 5.5%. Operating income was $26,919 in 1999 compared with $27,931 for 1998. Cost reduction efforts and lower material costs partially offset the impact of pricing pressures in the Company's copper and brass fittings business. Increased volumes of copper and brass plumbing fittings in 1998 resulting from the Lee Brass acquisition and higher product sales of the Company's copper and brass fittings provided a 15.4% increase over 1997. Pricing pressures which were largely offset by lower material costs reduced sales by 4.1%. As a result of the higher volume, operating income increased to $27,931 in 1998, an increase of 14.7% over the $24,358 operating income achieved in 1997.

ENGINEERED COMPONENTS Net sales of the Engineered Components segment were $435,030 in 1999, compared with $393,818 in 1998 and $224,901 in 1997. Strong aluminum wheel sales in North America and Europe contributed to a 16.1% increase in segment sales in 1999 due to volume, 12.8% net of divested operations. However, sales decreased by 2.3% from a combination of a favorable product mix and a stronger Italian lira in 1999 versus 1998, largely offset by lower aluminum costs which are also reflected in the selling price of the Company's products. Operating income was $19,708 in 1999 compared with $19,609 in 1998. Operating income reflects the unfavorable impact of labor turnover and new-product launch issues previously discussed. The 1998 sales increase was due primarily to the addition of Speedline. The sales of aluminum brake, suspension, and chassis components and North American aluminum wheels were running at a rate nearly 14% higher than in 1997, before the impact of the General Motors work stoppage, which more than offset those gains in the last quarter of 1998. Operating income increased over 100% to $19,609 in 1998 compared with the $9,531 achieved in 1997. The increase was due primarily to Speedline and reduced start-up amortization expense. The improvement in volume at the Company's North American automotive operations in the first nine months of 1998 added significantly to operating income but was more than offset by the impact of the General Motors work stoppage in the fourth quarter and a less favorable product mix.

LIQUIDITY AND CAPITAL RESOURCES
Cash provided by operations was strong in 1999, totaling $64,770, compared with $9,580 in 1998 and $30,675 in 1997. In each of the three years, cash was primarily provided by net income and the non-cash benefits of depreciation. Changes in the components of working capital, excluding short-term and current debt and divested operations, provided $18,496 in 1999 compared with $37,753 used in 1998. During 1998 working capital, excluding short-term and current debt, increased 26% as a result of the Lee Brass acquisition and the Precision divestiture, coupled with the increased sales volume and inventory build during the General Motors work stoppage.

Investing activities used net cash of $12,656 in 1999, compared with $33,018 in 1998 and $91,954 in 1997. Proceeds from the sale of Superior Valve in the first quarter of fiscal 1999 provided $35,604, which was primarily used to reduce long-term debt. Cash outlays for business acquisitions used $12,247 in 1998 primarily for the Lee Brass acquisition and $48,486 in 1997 for the Speedline acquisition, both previously discussed. Capital expenditures totaled $47,360, $46,763, and $40,377, in 1999, 1998, and 1997, respectively. To support business expansion activities, investments were made in property, plant, and equipment and in CTC. Capital expenditures are expected to decrease significantly in 2000 from prior levels, as the Company turns its focus from expansion to cost reduction and improved production efficiencies. At August 31, 1999, the Company had $6,080 of commitments for capital expenditures to be made in 2000, primarily for the Engineered Components segment. During the first quarter of fiscal 2000, the Company increased its investment in CTC with an additional capital contribution of $7,200, accomplished through conversion of a $3,000 note receivable and $4,200 of accounts receivable.

Financing activities used $51,466 in cash in 1999, versus net cash provided of $21,033 and $65,474 in 1998 and 1997, respectively. During 1999, the Company reduced total debt by $51,904. Additional financing in 1999 includes $36,154 borrowed under the Company's revolving credit agreement and $10,105 from the sale-leaseback of equipment. Long-term debt repayments were $66,993, financed in part with the proceeds from the Superior Valve disposition, and net short-term borrowings declined by $21,065. Cash used by financing activities also includes $4,594 for repurchases of the Company's common stock and $5,109 for the payment of dividends. Net cash provided by financing activities in 1998 was used to finance the Lee Brass acquisition, business expansion, a working capital increase due to the General Motors work stoppage, and to pay dividends. During 1998, the Company replaced $46,807 of its Speedline debt with borrowings under its $200 million revolver. Net cash provided by financing activities in 1997 included $70,000 in borrowings under the Company's credit agreement, primarily to finance the Speedline acquisition.

On August 14, 1997, the Company replaced its prior credit facility with a new Credit Agreement (the Agreement) that provides for up to $200,000 in borrowings through 2002. At August 31, 1999, the Company had unused borrowing capacity of $12,900 under the most restrictive debt covenant of the Agreement. The Company also has lines of credit totaling $27,000; at August 31, 1999, there was nothing outstanding under these lines of credit. In addition, Speedline has short-term lines of credit totaling $34,300, of which $29,627 was available at July 31, 1999.

The ratio of long-term debt as a percent of capital decreased to 50.5% at August 31, 1999 from 57.5% at August 31, 1998, reflecting a net reduction in debt. Book value per common share at August 31, 1999, was $19.07, up from $17.47 for the prior year. One million preferred shares and approximately 5.8 million common shares are authorized and available for future issuance. On December 17, 1998, the Company announced a plan to repurchase up to 750,000 of its outstanding common shares. As of August 31, 1999, 250,000 shares have been repurchased under this plan at an average cost of $16.71 per share. The Company currently has 8,954,920 shares outstanding. Management believes the Company has adequate financial resources to meet its future needs.

CONTINGENCIES The Company, as is normal for the industry in which it operates, is involved in certain legal proceedings and subject to certain claims and site investigations that arise under the environmental laws and which have not been finally adjudicated. To the extent possible, with the information available, the Company regularly evaluates its responsibility with respect to environmental proceedings. The factors considered in this evaluation are more fully described in the Commitments and Contingencies note to the consolidated financial statements. At August 31, 1999, the Company had reserves of $1,758 accrued for environmental liabilities. Allied-Signal Inc. brought an action against the Company seeking a contribution from the Company equal to 50% of Allied-Signal's estimated $30,000 remediation cost in connection with a site in southern Ohio. The Company believes its responsibility with respect to this site is very limited due to the nature of the foundry sand waste it disposed of at the site. The court has rendered its decision on this case; however, the exact amount of the verdict has not yet been determined by the court. The amount will be significantly less than the amount sought by the plaintiff and the Company estimates its liability associated with the action to be between $500 and $1,500. The Company believes its liability is at the low end of this range. The Company is of the opinion that, in light of its existing reserves, its liability in connection with environmental proceedings should not have a material adverse effect on its financial condition, results of operations, or cash flows. The Company is presently unaware of the existence of any potential material environmental costs that are likely to occur in connection with disposition of any of its property.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS During 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The adoption of these standards had no effect on the Company's consolidated results of operations, financial position, or cash flows.

SFAS No. 130 establishes standards for the reporting and display of comprehensive income, which is defined as all changes in shareholders' equity during a period except those resulting from investments by and distributions to shareholders. The standard requires reporting certain transactions that result in a change in shareholders' equity to be included in other comprehensive income.

SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" revises the disclosure requirements related to pension and other postretirement benefits. The new standard does not change the measurement or accounting recognition for such plans.

The new reporting requirements of SFAS Nos. 130 and 132 are included in the accompanying consolidated financial statements and notes thereto.

The Company also adopted SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which requires that certain costs related to developing or obtaining internal use software should be capitalized. The adoption of this standard did not have a material effect on the Company's consolidated results of operations, financial position, or cash flows.

New accounting standards issued include SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes a comprehensive standard for the recognition and measurement of derivatives and hedging activities. The new standard requires that all derivatives be recognized as assets or liabilities in the statement of financial position and measured at fair value. Gains or losses resulting from changes in fair value are required to be recognized in current earnings unless specific hedge criteria are met. SFAS No. 133 will become effective for the Company beginning in the first quarter of fiscal year 2001. The Company has not determined the effect of this new standard; however, due to the Company's limited use of derivatives, the impact is not expected to be material.

MARKET RISKS
The Company is exposed to market risk from changes in foreign currency exchange rates and interest rates as part of its normal operations. To manage the volatility relating to these exposures on a consolidated basis, the Company takes advantage of natural offsets. The Company has estimated its market risk exposures using sensitivity analyses assuming a 10% change in market rates.

FOREIGN CURRENCY EXCHANGE RATE RISK Due to its foreign operations, the Company has assets, liabilities, and cash flows in currencies other than the U.S. dollar. The Company minimizes the impact of foreign currency exchange rate fluctuations on its Italian net investment with debt borrowings denominated in Italian lira. Fluctuations in foreign currency exchange rates also impact the dollar value of non-U.S. cash flows. To illustrate the potential impact of changes in foreign currency exchange rates on the dollar value of non-U.S. cash flows, a hypothetical 10% change in the average exchange rates for 1999 and 1998 would change income before taxes by approximately $1,200 and $1,000, respectively.

The Company's Italian operations also attempt to balance asset and liability positions that are denominated in non-functional currencies, primarily the U.S. dollar, Japanese yen, and British pound sterling in 1999 and the U.S. dollar, German mark, and French franc in 1998. During 1999 and 1998, the net exposure averaged approximately $2,200 and $6,000, respectively. A hypothetical 10% change in the average exchange rates would change the exposure by $200 and $600, respectively, and that change would be reflected in the operating results of the Company. The analysis assumes a parallel shift in currency exchange rates, relative to the Italian lira. Exchange rates rarely move in the same direction, and the assumption that the exchange rates change in parallel may overstate the impact of the foreign currency exchange rate fluctuations. The decrease in net exposure between years is primarily due to the introduction of the Euro and favorable lira exchange rates.

INTEREST RATE RISK To manage its exposure to changes in interest rates, the Company uses both fixed and variable rate debt. At August 31, 1999 and 1998, the Company had approximately $127,200 and $172,800 of debt obligations outstanding with variable interest rates with a weighted-average effective interest rate of 4.5% and 5.73%, respectively. A hypothetical 10% change in the effective interest rate for these borrowings, using the outstanding debt levels at August 31, 1999 and 1998, would change interest expense by approximately $600 and $1,000 respectively. The decrease in interest rate exposure is primarily due to lower effective interest rates.

YEAR 2000
The Year 2000 issue results from the historically widespread practice of computer programs using only two digits for the year designation in date codes used in the software that controls the operation and data processing in a variety of business and office systems as well as computerized equipment used in the manufacture and distribution of products. The issue is that, in many cases, affected computers may not be able to distinguish between the year 1900 and the year 2000. Where that situation occurs, it is possible that the computer and any process it controls may cease to function, which in turn, could cause a disruption that could have a significant financial impact on the affected business, its customers, and its vendors.

During 1999, the Company continued its Year 2000 remediation program. That program includes developing a complete inventory of potentially affected systems, an impact analysis, inquiries of systems or component manufacturers, compliance testing, updating or replacing software or hardware as required, unit and system testing, and developing work-arounds or contingency plans in the event remediation is not possible. The program includes business and engineering systems including Enterprise Resource Planning systems, EDI systems, Local Area Networks, CAD/CAM systems, production and research equipment, and office and factory infrastructure and support equipment and systems including HVAC, power, phone systems, and determination of third party preparedness through inquiries and visits with key vendors and customers.

The Company's remediation program was executed primarily by internal resources. As a result, incremental costs to complete the project have been limited. The Company estimates that it will have spent between $1,300 and $1,500 to complete its program by December 31, 1999. The Company is also in the process of installing an enterprise resource system in its North American automotive group. The intent of this project is to improve business processes. This project has also remediated Year 2000 issues with the systems formerly used in certain plants. The entire project is expected to take approximately three years to complete. Cost of the project is estimated to be between $5,000 and $6,000 for hardware and software including training and installation. These costs have been funded through internal cash flow.

As of August 31, 1999, much of the remediation program was completed. All steps for systems were completed for all locations in the Flow Control segment prior to August 31, 1999. The program was either completed or expected to be completed at each of the Company's Engineered Components locations and Corporate Headquarters, including any necessary work-arounds, by December 31, 1999.

The Company believes its risk is low in the event of Year 2000 issues. Although there can be no guarantee that there will be no risk of business interruption as a result of Year 2000 issues which could have a material impact on the Company's financial results, the Company does not expect significant issues.

The Company engaged an independent third party to evaluate its Year 2000 remediation and preparedness at selected locations in the fourth quarter of fiscal 1999. All recommendations are being acted on and are expected to be complete by December 31, 1999. The Company's Year 2000 preparedness team is continuing to audit all locations in the first quarter of 2000 to ensure the recommendations have been followed and that contingency plans are fully developed and in place by December 31, 1999.

In the Company's opinion, the most serious consequence of a Year 2000 issue would be failure of a gas or electric utility to deliver service to one or more of the Company's manufacturing operations for an extended period of time. Such failure would be likely to cause production and shipping to cease for a period of time which cannot be reasonably estimated by the Company. The Company has received indications from its gas and electric utility providers that they are or will be Year 2000 compliant by December 31, 1999. Other less serious risks involve the possible disruption of delivery of aluminum, copper and other raw material and supplies. Given the ready availability of most of these items from a variety of alternate sources, the Company does not expect a significant impact from any failures in its supply chain from Year 2000 issues.

EURO CONVERSION
On January 1, 1999, certain members of the European Union irrevocably fixed the conversion rates between their national currencies and a common currency, the "Euro", which became the legal currency on that date. The participating countries' former national currencies continue to exist as denominations of the Euro until January 1, 2002. The Company is in various stages of assessments and implementation and although difficult to predict, any competitive implications and any impact on existing financial instruments resulting from the Euro implementation are not expected to be material to the Company's financial condition, liquidity, or results of operations.


SELECTED DATA
($ in thousands except per share amounts)

   FINANCIAL DATA                                   1999          1998          1997           1996         1995
    Net sales .................................   $588,933      $574,414      $387,051      $343,934      $328,231
    Operating income ..........................     46,110        37,958        27,242        27,328        26,972
    Operating income percent ..................        7.8%          6.6%          7.0%          7.9%          8.2%
    Income before income taxes and cumulative
        effect of accounting change ...........     31,538        22,975        20,005        24,731        26,098
    Income before cumulative effect
        of accounting change ..................     19,317        16,765        12,983        15,926        17,171
    Net income ................................     19,317         8,177        12,983        15,926        17,171
    Working capital ...........................     68,955        86,929        26,260        57,774        47,845
    Total assets ..............................    533,486       563,450       508,918       269,217       229,367
    Long-term debt ............................    174,061       217,199       145,304        58,783        29,687
------------------------------------------------------------------------------------------------------------------
PER COMMON SHARE DATA
    Income before cumulative effect
        of accounting change - basic ..........   $   2.11      $   1.82      $   1.50      $   1.85      $   2.02
    Net income - basic ........................   $   2.11      $    .89      $   1.50      $   1.85      $   2.02
    Weighted average number of common shares
        outstanding - basic (in thousands) ....      9,144         9,200         8,674         8,606         8,517

    Income before cumulative effect
        of accounting change - diluted ........   $   2.11      $   1.81      $   1.48      $   1.84      $   2.00
    Net income - diluted ......................   $   2.11      $    .88      $   1.48      $   1.84      $   2.00
    Weighted average number of common shares
        outstanding - diluted (in thousands) ..      9,162         9,250         8,754         8,628         8,598

    Dividends declared ........................   $    .56      $    .56      $    .56      $    .56      $    .53
    Book value ................................   $  19.07      $  17.47      $  17.24      $  15.80      $  14.52
------------------------------------------------------------------------------------------------------------------
STATISTICAL DATA
    Current ratio .............................        1.5           1.6           1.1           2.1           1.9
    Long-term debt as a percent of capital ....       50.5%         57.5%         47.9%         30.2%         19.3%
    Number of associates ......................      4,960         4,500         4,040         2,600         2,400
------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME
($ in thousands except per share amounts)

                                                                         Year Ended August 31
                                                                  1999            1998           1997
Net sales ...............................................       $ 588,933      $ 574,414      $ 387,051
Cost of sales ...........................................         495,908        481,410        318,011
-------------------------------------------------------------------------------------------------------
                                             GROSS PROFIT          93,025         93,004         69,040

Selling, general and administrative expenses ............          55,938         57,294         41,798
Restructuring charges ...................................              --          9,800             --
Gain on sale of businesses ..............................          (9,023)       (12,048)            --
-------------------------------------------------------------------------------------------------------
                                         OPERATING INCOME          46,110         37,958         27,242

Equity in loss of joint venture
    and other (income) and expense ......................           1,390            (62)         2,102
Interest expense ........................................          13,182         15,045          5,135
-------------------------------------------------------------------------------------------------------
                           INCOME BEFORE INCOME TAXES AND
                   CUMULATIVE EFFECT OF ACCOUNTING CHANGE          31,538         22,975         20,005
Income taxes ............................................          12,221          6,210          7,022
-------------------------------------------------------------------------------------------------------
                          INCOME BEFORE CUMULATIVE EFFECT
                                     OF ACCOUNTING CHANGE          19,317         16,765         12,983
Cumulative effect of accounting
    change, net of tax ..................................              --         (8,588)            --
-------------------------------------------------------------------------------------------------------
                                               NET INCOME       $  19,317      $   8,177      $  12,983
=======================================================================================================

BASIC EARNINGS PER SHARE
Income before cumulative effect
    of accounting change ................................       $    2.11      $    1.82      $    1.50
Cumulative effect of accounting change ..................              --           (.93)            --
-------------------------------------------------------------------------------------------------------
Net income ..............................................       $    2.11      $     .89      $    1.50
=======================================================================================================

DILUTED EARNINGS PER SHARE
Income before cumulative effect of
    accounting change ...................................       $    2.11      $    1.81      $    1.48
Cumulative effect of accounting change                                 --           (.93)            --
-------------------------------------------------------------------------------------------------------
Net income ..............................................       $    2.11      $     .88      $    1.48
=======================================================================================================
SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
($ in thousands)

                                                                                       August 31
                                                                                  1999           1998
ASSETS
CURRENT ASSETS
    Cash and cash equivalents ..........................................       $   6,928      $   7,022
    Accounts receivable ................................................          97,819        111,066
    Inventories ........................................................          77,166         84,255
    Other current assets ...............................................          21,144         20,308
--------------------------------------------------------------------------------------------------------
                                                    TOTAL CURRENT ASSETS         203,057        222,651

PROPERTY, PLANT, AND EQUIPMENT
    Land ...............................................................           8,948          8,858
    Buildings ..........................................................          59,143         62,902
    Machinery and equipment ............................................         306,228        307,849
    Construction in progress ...........................................          26,693         19,269
--------------------------------------------------------------------------------------------------------
                                                                                 401,012        398,878
    Less accumulated depreciation ......................................         144,254        138,761
--------------------------------------------------------------------------------------------------------
                                                                                 256,758        260,117

GOODWILL ...............................................................          61,261         62,555
OTHER ASSETS ...........................................................          12,410         18,127
--------------------------------------------------------------------------------------------------------
                                                                               $ 533,486      $ 563,450
========================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
    Short-term debt ....................................................       $   4,673      $  16,878
    Current portion of long-term debt ..................................           6,182          6,370
    Accounts payable ...................................................          82,396         72,887
    Compensation and related items .....................................          21,875         19,336
    Accrued expenses ...................................................          18,976         20,251
--------------------------------------------------------------------------------------------------------
                                               TOTAL CURRENT LIABILITIES         134,102        135,722

LONG-TERM DEBT - LESS CURRENT PORTION ..................................         174,061        217,199
DEFERRED INCOME TAXES ..................................................          32,775         25,164
DEFERRED LIABILITIES ...................................................          21,782         24,551
SHAREHOLDERS' EQUITY
    Preferred shares, without par value:
        Authorized - 1,000,000 shares; Issued - None ...................              --             --
    Common shares, at stated value
        Authorized - 15,000,000 shares
        Issued - 9,208,529 and 9,206,529 shares, respectively ..........           9,209          9,207
    Capital in excess of stated value ..................................          79,020         78,964
    Accumulated other comprehensive losses .............................          (1,018)          (945)
    Retained earnings ..................................................          87,796         73,588
    Cost of 253,609 common shares in treasury ..........................          (4,241)            --
--------------------------------------------------------------------------------------------------------
                                                                                 170,766        160,814
--------------------------------------------------------------------------------------------------------
                                                                               $ 533,486      $ 563,450
========================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
($ in thousands except per share amounts)

                                                                      Accumulated
                                                       Capital in        Other
                                           Common      Excess of     Comprehensive   Retained       Treasury
                                           Shares     Stated Value       Losses      Earnings         Stock         Total

BALANCE AT AUGUST 31, 1996 .........     $   8,618     $  65,003     $      --      $  62,543      $      --      $ 136,164

    Net income .....................            --            --            --         12,983             --         12,983
                                                                                                                  ---------
          TOTAL COMPREHENSIVE INCOME                                                                                 12,983

    Stock issued for acquisition ...           478        12,022            --             --             --         12,500
    Cash dividends declared,
        $.56 per share .............            --            --            --         (4,922)            --         (4,922)
    Stock options exercised ........            78         1,356            --             --             --          1,434
    Other ..........................             3           103            --            (39)            --             67
---------------------------------------------------------------------------------------------------------------------------
BALANCE AT AUGUST 31, 1997 .........         9,177        78,484            --         70,565             --        158,226

    Net income .....................            --            --            --          8,177             --          8,177
    Foreign currency translation ...            --            --          (945)            --             --           (945)
                                                                                                                  ---------
          TOTAL COMPREHENSIVE INCOME                                                                                  7,232

    Cash dividends declared,
        $.56 per share .............            --            --            --         (5,154)            --         (5,154)
    Stock options exercised ........            30           480            --             --             --            510
---------------------------------------------------------------------------------------------------------------------------
BALANCE AT AUGUST 31, 1998 .........         9,207        78,964          (945)        73,588             --        160,814

    NET INCOME .....................            --            --            --         19,317             --         19,317
    FOREIGN CURRENCY TRANSLATION ...            --            --           169             --             --            169
    MINIMUM PENSION LIABILITY,
       NET OF TAX BENEFIT OF $148 ..            --            --          (242)            --             --           (242)
                                                                                                                  ---------
          TOTAL COMPREHENSIVE INCOME                                                                                 19,244

    CASH DIVIDENDS DECLARED,
       $.56 PER SHARE ..............            --            --            --         (5,109)            --         (5,109)
    PURCHASE TREASURY STOCK ........            --            --            --             --         (4,594)        (4,594)
    STOCK OPTIONS EXERCISED ........             2            34            --             --             --             36
    STOCK AWARDS ...................            --            22            --             --            353            375
---------------------------------------------------------------------------------------------------------------------------
BALANCE AT AUGUST 31, 1999 .........     $   9,209     $  79,020     $  (1,018)     $  87,796      $  (4,241)     $ 170,766
===========================================================================================================================
SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS
($ in thousands)

                                                                            Year Ended August 31
                                                                     1999          1998          1997

OPERATING ACTIVITIES
    Net income ...............................................     $ 19,317      $  8,177      $ 12,983
    Depreciation and amortization ............................       31,346        32,113        20,463
    Non-cash restructuring and inventory write-down ..........           --        12,000            --
    Cumulative effect of accounting change ...................           --         8,588            --
    Gain on sale of businesses ...............................       (9,023)      (12,048)           --
    Deferred liabilities .....................................        4,634        (1,497)         (801)

    Changes in assets and liabilities, net of acquisitions
        Accounts receivable ..................................        7,581        (9,667)       (5,203)
        Inventories ..........................................       (5,686)       (9,122)       (4,323)
        Other current assets .................................       (1,421)        1,141        (2,920)
        Accounts payable .....................................       14,445       (11,833)        8,077
        Accrued liabilities ..................................        2,156        (9,204)         (669)
        Other ................................................        1,421           932         3,068
--------------------------------------------------------------------------------------------------------
                               NET CASH PROVIDED BY OPERATIONS       64,770         9,580        30,675

INVESTING ACTIVITIES
    Additions to property, plant, and equipment ..............      (47,360)      (46,763)      (40,377)
    Acquisitions, net of cash acquired .......................       (1,200)      (12,247)      (48,486)
    Contributions to joint venture ...........................           --            --        (3,226)
    Proceeds from sale of businesses .........................       35,604        25,445            --
    Other ....................................................          300           547           135
--------------------------------------------------------------------------------------------------------
                         NET CASH USED BY INVESTING ACTIVITIES      (12,656)      (33,018)      (91,954)

FINANCING ACTIVITIES
    Additions to long-term debt ..............................       36,154        85,871        70,000
    Reduction in long-term debt ..............................      (66,993)      (30,216)       (1,105)
    Short-term borrowings ....................................      (21,065)      (29,978)           --
    Purchase of treasury stock ...............................       (4,594)           --            --
    Proceeds from sale leaseback .............................       10,105            --            --
    Dividends ................................................       (5,109)       (5,154)       (4,922)
    Other ....................................................           36           510         1,501
--------------------------------------------------------------------------------------------------------
              NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES      (51,466)       21,033        65,474

Effect of exchange rate changes on cash ......................         (742)         (181)           --
--------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents ......................          (94)       (2,586)        4,195
Cash and cash equivalents at beginning of year ...............        7,022         9,608         5,413
--------------------------------------------------------------------------------------------------------
                      Cash and Cash Equivalents at End of Year     $  6,928      $  7,022      $  9,608
========================================================================================================
SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands except per share amounts)


ACCOUNTING POLICIES

THE CONSOLIDATED FINANCIAL STATEMENTS include the accounts of Amcast Industrial Corporation and its domestic and foreign subsidiaries (the Company). Intercompany accounts and transactions have been eliminated. The Company's investment in Casting Technology Company (CTC), a joint venture, is included in the accompanying consolidated financial statements using the equity method of accounting. The Company's investment in CTC was $2,394 and $3,846 at August 31, 1999 and 1998, respectively, and is included in Other Assets. Operations of the Company's European subsidiaries are included in the consolidated financial statements for periods ending one month prior to the Company's fiscal year end in order to ensure timely preparation of the consolidated financial statements. Certain prior year amounts have been reclassified to conform to the current year presentation.

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

REVENUE is recognized at the time products are shipped to customers.

CASH AND CASH EQUIVALENTS include amounts on deposit with financial institutions and investments with original maturities of 90 days or less.

ACCOUNTS RECEIVABLE are stated net of allowances for doubtful accounts of $217 and $264 at August 31, 1999 and 1998, respectively. The Company held a note receivable of $3,000 and accounts receivable of $6,498 and $3,962 from CTC at August 31, 1999 and 1998, respectively. During the first quarter of fiscal 2000, the Company increased its investment in CTC with an additional capital contribution of $7,200 accomplished through conversion of a $3,000 note receivable and $4,200 of the accounts receivable.

INVENTORIES are valued at the lower of cost or market using the last-in, first-out (LIFO) and the first-in, first-out (FIFO) methods.

PROPERTY, PLANT, AND EQUIPMENT are stated at cost. Expenditures for significant renewals and improvements are capitalized. Repairs and maintenance are charged to expense as incurred. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets as follows: buildings-20 to 40 years; machinery and equipment-3 to 20 years.

GOODWILL represents the excess of the cost of businesses acquired over the fair market value of identifiable net assets at the dates of acquisition. Goodwill is amortized on a straight-line basis over 40 years. Accumulated amortization of goodwill was $3,494 and $2,259 at August 31, 1999 and 1998, respectively. The carrying value of goodwill is evaluated periodically in relation to the operating performance and future undiscounted cash flows of the underlying businesses.

DEFERRED INCOME TAXES are provided for temporary differences between financial and tax reporting in accordance with the liability method under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes."

USE OF ESTIMATES and assumptions are made by management in the preparation of the financial statements in conformity with generally accepted accounting principles that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Earnings per common share are calculated under the provisions of SFAS No. 128, "Earnings per Share," which established new standards for computing and presenting earnings per share. Adopted by the Company during 1998, SFAS No. 128 requires the Company to report both basic earnings per share, which is based on the weighted-average number of common shares outstanding, and diluted earnings per share, which is based on the weighted-average number of common shares outstanding plus all potential dilutive common shares outstanding. Earnings per share amounts for all periods are presented, and where necessary, restated to give effect to the adoption of SFAS No. 128.

START-UP AND ORGANIZATION COSTS are accounted for under the provisions of the American Institute of Certified Public Accountants' Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities." Adopted by the Company effective September 1, 1997, SOP 98-5 provides guidance on the financial reporting of start-up and organization costs and requires such costs to be expensed as incurred. The total amount of deferred start-up costs reported as a cumulative effect of a change in accounting principle was $8,588, net of tax benefits of $5,044. The Company's share of CTC's cumulative effect of a change in accounting principle was $3,529, net of tax. Assuming the new accounting principle was applied retroactively, pro forma earnings per share amounts for the year ended August 31, 1997, are as follows:

                                        Basic     Diluted
Earnings per Share
Income before cumulative effect of
    accounting change-as reported      $   1.50  $   1.48
Income before cumulative effect
    of accounting change-pro forma     $   1.52  $   1.51
Net income-as reported ...........     $   1.50  $   1.48
Net income-pro forma .............     $   1.52  $   1.51

ACCOUNTING STANDARDS ADOPTED during 1999 include SFAS No. 130, "Reporting Comprehensive Income," SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," and SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The adoption of these standards had no effect on the Company's consolidated results of operations, financial position, or cash flows.

SFAS No. 130 establishes standards for the reporting and display of comprehensive income, which is defined as all changes in shareholders' equity during a period except those resulting from investments by and distributions to shareholders. The standard requires reporting certain transactions that result in a change in shareholders' equity to be included in other comprehensive income and displayed as a separate component in the consolidated statements of shareholders' equity.

SFAS No. 131 establishes new standards for determining operating segments and disclosure requirements for those segments, products, geographic areas, and major customers. As required by SFAS No. 131, the Company has revised certain disclosures included in its Business Segments footnote.

SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," revises the disclosure requirements related to pension and other postretirement benefits. The new standard does not change the measurement or accounting recognition for such plans. As required by SFAS No. 132, the Company has revised the disclosures included it its Pension Plans and Postretirement Health Care and Life Insurance Benefits footnote.

The Company also adopted SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which requires that certain costs related to developing or obtaining internal use software should be capitalized. The adoption of this standard did not have a material effect on the Company's consolidated results of operations, financial position, or cash flows.

NEW ACCOUNTING STANDARDS issued include SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes a comprehensive standard for the recognition and measurement of derivatives and hedging activities. The new standard requires that all derivatives be recognized as assets or liabilities in the statement of financial position and measured at fair value. Gains or losses resulting from changes in fair value are required to be recognized in current earnings unless specific hedge criteria are met. SFAS No. 133 will become effective for the Company beginning in the first quarter of fiscal year 2001. The Company has not determined the effect of this new standard; however, due to the Company's limited use of derivatives, the impact is not expected to be material.

ACQUISITIONS, DIVESTITURES, AND RESTRUCTURING

On October 16, 1998, the Company sold Superior Valve Company for $35,604 in cash. The transaction resulted in a pre-tax gain of $9,023. The business, acquired by Amcast in 1986, produces specialty valves and related products for the compressed gas and commercial refrigeration markets. Fiscal 1998 sales of approximately $42,000 were included in the Company's Flow Control segment.

Effective March 30, 1998, the Company sold its Rancho Cucamonga, California investment casting operation, Amcast Precision, for $25,445 in cash. The transaction resulted in a pre-tax gain of $12,048. The facility, acquired by Amcast in 1987, produces ferrous and nonferrous castings for the aerospace industry. Fiscal 1997 sales of approximately $19,000 were included in the Engineered Components segment. This was the only Amcast operation involved in the aerospace industry.

On April 9, 1998, the Company acquired Lee Brass Company, a privately-owned company located in Anniston, Alabama. Lee Brass is a major manufacturer of cast brass products for residential, commercial, and industrial plumbing systems. The purchase price was approximately $16,100 consisting of cash payments of $11,700 and debt assumption of $4,400. The acquisition of Lee Brass has been accounted for by the purchase method. Accordingly, the cost of the acquisition was allocated on the basis of the estimated fair market value of the assets acquired, principally inventory and property, plant, and equipment, and liabilities assumed, resulting in goodwill of $7,500. Sales of Lee Brass for the twelve months ended December 31, 1997 were approximately $39,000. The pro forma effect of the acquisition on the results of operations is not presented, as it is not material.

Following the acquisition of Lee Brass, the Company consolidated its two brass foundry operations and ceased production at its Flagg Brass plant located in Stowe, Pennsylvania. The consolidation plan included the transfer of certain product lines to Lee Brass, the closure of the Flagg Brass facility, and the termination of approximately 100 salaried and hourly personnel. In connection with the consolidation plan, during the third quarter of fiscal 1998, the Company recorded a restructuring charge of $5,800 for facility exit costs and a charge of $2,200, included in cost of sales, primarily for a non-cash write-down of inventory to its net realizable value. Key components of the $5,800 restructuring charge were $4,900 for a non-cash write-down of assets to their net realizable value, $500 for severance and other termination benefits, and $400 for other facility closure costs. As of August 31, 1999, all associates had been terminated and all of the severance and most of the facility closure costs had been charged against the liability. During the second quarter of fiscal 1999, the Company wrote off $4,504 of net assets related to the Flagg Brass operation against the previously established long-term reserve. The majority of the assets had been classified as assets held for sale and were included in Other Assets in the Company's Consolidated Statements of Financial Condition. The Company expects that the closure of Flagg Brass will be completed by December 31, 1999. Fiscal 1998 sales of approximately $7,800 were included in the Flow Control segment.

During the third quarter of fiscal 1998, the Company also re-evaluated its reserves related to several iron factories previously closed in the 1980's and early 1990's. As a result, a $4,000 restructuring charge was recorded to cover higher than expected medical benefits, workers compensation expenses, and legal costs for environmental and other matters related to these previously closed facilities.

At the end of fiscal 1997, the Company acquired all of the outstanding stock of Speedline S.p.A. and its subsidiaries (Speedline), a major European manufacturer of light alloy wheels serving the automotive original equipment market. The purchase agreement contains a provision to protect the seller from stock price fluctuations. The price protection provides for the Company to pay the difference between the $26.13 per share value of the stock issued to the seller of Speedline at closing and the market value of any such shares sold during a 180-day period following the second anniversary of the acquisition. The liability, if any, on the part of the Company can only be determined during the relevant 180-day period following the second anniversary of the closing, August 19, 1999. Had the price protection been calculated based on the market value of all shares at August 31, 1999, the price protection liability would have been approximately $4,900.

INVENTORIES

The major components of inventories as of August 31 are:

                                          1999        1998
Finished products .................     $36,979     $37,561
Work in process ...................      21,833      28,760
Raw materials and supplies ........      20,801      20,610
-----------------------------------------------------------
                                         79,613      86,931
Less amount to reduce certain
    inventories to LIFO value .....       2,447       2,676
-----------------------------------------------------------
                                        $77,166     $84,255
===========================================================

Inventories reported on the FIFO method, primarily in foreign locations, were $30,802 and $32,412 at August 31, 1999 and 1998, respectively. The estimated replacement cost of inventories is the amount reported before the LIFO reserve.

LONG-TERM DEBT AND CREDIT ARRANGEMENTS
The following table summarizes the Company's long-term borrowings at August 31:

                                          1999         1998
Senior notes ......................     $ 50,875     $ 51,750
Revolving credit notes ............      112,793      141,092
Lines of credit ...................           --        8,900
Industrial revenue bonds ..........        5,750        5,925
Other debt ........................        4,014        5,372
Capital leases ....................        6,811       10,530
-------------------------------------------------------------
                                         180,243      223,569
Less current portion ..............        6,182        6,370
-------------------------------------------------------------
Long-Term Debt ....................     $174,061     $217,199
=============================================================

Senior notes consist of two agreements with interest rates of 7.09% and 9.0%. The notes call for periodic principal payments and mature November 7, 2005, and September 15, 1999, respectively.

On August 14, 1997, the Company replaced its prior credit facility with a new Credit Agreement (the Agreement) that provides for up to $200,000 in borrowings through August 14, 2002. At August 31, 1999, $112,793 was outstanding under the Agreement with an interest rate of 4.59%. In addition, a commitment fee is payable on the unused portion of the credit line. The Company also has lines of credit totaling $27,000; at August 31, 1999, there was nothing outstanding under these lines of credit.

Debt covenants require the Company to maintain certain debt-to-equity, debt-to-earnings, and interest coverage ratios. Other provisions limit tangible net worth and subsidiary indebtedness. At August 31, 1999, $44,595 of retained earnings was available for the payment of dividends.

Industrial revenue bonds consist of various issues at variable interest rates, ranging from 2.61% to 4.15%. These bonds call for periodic principal payments through 2004. These obligations are collateralized by property, plant, and equipment with a net book value of $690 at August 31, 1999.

The Company has guaranteed debt totaling $19,260 at August 31, 1999, for Casting Technology Company.

Other debt consists of various mortgage loans and other loans at fixed and variable interest rates, ranging from 3.0% to 12.58%, and requires periodic principal payments through 2011. These obligations are secured by property, plant, and equipment with a net book value of $10,570 at August 31, 1999.

Capitalized lease obligations provide for aggregate payments, including interest, of approximately $3,600 annually, payable through 2002. At August 31, 1999, future minimum payments for the leases were $7,895, including $1,084 representing interest.

The carrying amounts of the Company's debt instruments approximate fair value as defined under SFAS No. 107. Fair value is estimated based on discounted cash flows, as well as other valuation techniques.

Long-term debt maturities for each of the next five years are $6,182 in 2000, $3,433 in 2001, $114,703 in 2002, $13,256 in 2003, and $12,803 in 2004.

The Company's foreign operations have short-term lines of credit totaling approximately $34,300 which are subject to annual review by the lending banks. At August 31, 1999, the average interest rate for the short-term lines of credit was 3.52%. Amounts outstanding under these lines of credit are payable on demand and total $4,673 as of August 31, 1999.

Interest paid was $13,044, $14,823, and $5,057 in 1999, 1998, and 1997,
respectively.

LEASES

The Company has a number of operating lease agreements primarily involving machinery, physical distribution, and computer equipment. Certain of these leases contain renewal or purchase options that vary by lease. These leases are noncancelable and expire on dates through 2009.

During 1999, the Company entered into a sale-leaseback transaction whereby the Company sold new and existing manufacturing equipment and leased it back for a period of 7 1/2 years. The leaseback is being accounted for as an operating lease. The gain of $1,274 has been deferred and is being amortized to income over the lease term.

Rent expense was $3,215, $3,891, and $4,978 for the years ended August 31, 1999, 1998, and 1997, respectively.

The following is a schedule by year of future minimum rental payments required under the operating leases that have initial or remaining noncancelable lease terms in excess of one year as of August 31, 1999:

                     2000 .......................... $ 3,445
                     2001 ..........................   3,176
                     2002 ..........................   2,788
                     2003 ..........................   2,373
                     2004 ..........................   1,756
                     2005 and thereafter ...........   2,847
                     ---------------------------------------
                     Total Minimum Lease Payments .. $16,385
                     =======================================

PENSION PLANS AND POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

PENSION PLANS: The Company has a noncontributory defined benefit pension plan covering certain employees. The plan covers salaried employees and provides pension benefits that are based on years of credited service, employee compensation during years preceding retirement, and the primary social security benefit. The plan also covers hourly employees and provides pension benefits of stated amounts for each year of credited service. The Company's policy is to fund the annual amount required by the Employee Retirement Income Security Act of 1974. Plan assets consist of U.S. Treasury bonds and notes, U.S. governmental agency issues, corporate bonds, and common stocks. The plan held 350,000 common shares of the Company at August 31, 1999 (4.6% of plan assets) and 1998 (4.7% of plan assets).

On July 1, 1999, the Company amended its defined benefit pension plan with respect to certain salaried and hourly employees by establishing a defined benefit cash balance pension plan. The plan provides pension benefits that are based on years of credited service and employee compensation during years preceding retirement. Employees who met certain age and service requirements were not converted to this cash balance pension plan.

The Company also has an unfunded nonqualified supplementary benefit plan through which the Company provides supplemental pension payments in excess of qualified plan limits imposed by federal tax law. The plan covers certain officers and key employees.

In addition, the Company participates in a multiemployer plan that provides defined benefits to certain bargaining unit employees. The Company's contributions to the multiemployer plan totaled $293 for 1999 and $241 for 1998 and 1997.

POSTRETIREMENT HEALTH AND LIFE: The Company provides health care and life insurance benefits to designated salaried and hourly employees who participate in a defined benefit pension plan and who retired prior to January 1, 1992. The plan coordinates with Medicare and requires employee contributions. The Company also provides similar benefits to certain employees, represented by bargaining units, who retire before attaining age 65 and meet certain minimum service requirements. Benefits for the bargaining unit employees terminate when the retiree attains age 65. The Company funds the postretirement benefits on a cash basis. On July 1, 1999, the Company discontinued the postretirement life insurance benefits for all non-organized salaried and hourly employees who became participants in the defined benefit cash balance pension plan.

In prior years, health care and life insurance benefits for retired employees of closed facilities were provided for at the time the related facility was closed. The accrued postretirement benefit obligation for these retirees was $1,100 at August 31, 1999 and 1998.

Effective September 1, 1998, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." In accordance with SFAS No. 132, the following tables provide a reconciliation of the change in the benefit obligation, the change in plan assets, and a statement of the funded status of the plans.

                                                                PENSION BENEFITS          POSTRETIREMENT BENEFITS
                                                               1999          1998            1999           1998
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year ...............     $ 106,334      $  94,404      $   4,060      $   4,770
Service cost ..........................................         2,117          1,680             50             41
Interest cost .........................................         7,104          7,083            273            285
Plan amendments .......................................        (1,367)         1,464             --             --
Actuarial (gain) loss .................................        (6,244)         8,456           (101)          (648)
Plan curtailment ......................................        (1,804)            --           (559)            --
Acquisition of Lee Brass ..............................            --          1,003             --             --
Benefits paid .........................................        (7,558)        (7,756)          (313)          (388)
------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year .....................     $  98,582      $ 106,334      $   3,410      $   4,060
==================================================================================================================
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year ........     $ 114,681      $  98,692      $      --      $      --
Actual return on plan assets ..........................        12,981         21,995             --             --
Employer contribution .................................            88             88            313            388
Acquisition of Lee Brass ..............................            --          1,662             --             --
Benefits paid .........................................        (7,558)        (7,756)          (313)          (388)
------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year ..............     $ 120,192      $ 114,681      $      --      $      --
==================================================================================================================
FUNDED STATUS
Funded status .........................................     $  21,610      $   8,347      $  (3,410)     $  (4,060)
Unrecognized net actuarial gains ......................       (20,757)       (10,580)          (623)          (456)
Unrecognized prior service cost .......................         1,070          3,181             --             --
Unrecognized transition asset .........................        (1,394)        (1,952)            --             --
------------------------------------------------------------------------------------------------------------------
Net asset (liability) .................................     $     529      $  (1,004)     $  (4,033)     $  (4,516)
==================================================================================================================
AMOUNTS RECOGNIZED IN STATEMENTS OF FINANCIAL CONDITION
Prepaid (accrued) benefit cost ........................     $     529      $  (1,004)     $  (4,033)     $  (4,516)
Additional minimum liability ..........................          (401)            --             --             --
Intangible asset ......................................            11             --             --             --
Accumulated other comprehensive losses ................           390             --             --             --
------------------------------------------------------------------------------------------------------------------
Net amount recognized .................................     $     529      $  (1,004)     $  (4,033)     $  (4,516)
==================================================================================================================


The assumptions used in the measurement of the Company's benefit obligation and net periodic benefit cost were as follows:

                                    PENSION BENEFITS              POSTRETIREMENT BENEFITS
                                     1999      1998                   1999     1998
WEIGHTED-AVERAGE ASSUMPTIONS
Discount rate ..................      7.3%      7.0%                   7.3%     7.0%
Expected return on plan assets .     10.0%     10.0%                    --       --
Rate of compensation increase ..      4.7%      4.7%                    --       --

The assumed rates of future increases in per capita cost of health care benefits (health care trend rates) are 6.0% in 2000 (5.5% for 65 and older) and 5.5% in 2001 and thereafter. Increasing the health care trend rate by one percentage point would increase the accumulated postretirement benefit obligation $210 and would increase the 1999 postretirement benefit cost $22. Decreasing the health care trend rate by one percentage point would decrease the accumulated postretirement benefit obligation $185 and would decrease the 1999 postretirement benefit cost $19.

The components of net periodic benefit cost included in results of operations are as follows:

                                                        PENSION BENEFITS                  POSTRETIREMENT BENEFITS
                                                1999         1998         1997         1999         1998        1997
NET PERIODIC BENEFIT COST
Service cost ...........................     $ 2,117      $ 1,680      $ 1,584      $    50      $    41     $    29
Interest cost ..........................       7,104        7,083        6,491          273          285         336
Expected return on plan assets .........      (9,088)      (8,369)      (7,320)          --           --          --
Amortization of prior service cost .....         334          235          288           --           --          --
Recognized net actuarial loss ..........          39           59           38           65           53          --
Amortization of transition (asset) .....        (558)        (558)        (558)          --           --          --
Dispositions ...........................        (305)          --           --          (47)          --          --
Curtailment gain .......................      (1,089)          --           --         (511)          --          --
--------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost ( benefit) ...     $(1,446)     $   130      $   523      $  (170)     $   379     $   365
====================================================================================================================

The Company also sponsors a deferred compensation profit sharing plan for the benefit of substantially all domestic salaried employees. The Company provides a 15% match (25% effective September 1, 1999) on employee contributions up to 6% of eligible compensation and a supplemental savings match from 1% to 35% based on the Company achieving a minimum return on shareholders' equity and subject to IRS limitations. Matching contributions made by the Company totaled $369, $333, and $306 for 1999, 1998, and 1997, respectively.

Included in deferred liabilities at August 31, 1999 and 1998, is an accrual totaling $11,063 and $10,202, respectively, for termination benefits for Speedline employees. The liability is based on the employee's length of service, position, and remuneration, and is payable upon separation. There is no vesting period or funding requirement associated with the liability.

COMMITMENTS AND CONTINGENCIES
At August 31, 1999, the Company has committed to capital expenditures of $6,080 in 2000, primarily for the Engineered Components segment.

The Company, as is normal for the industry in which it operates, is involved in certain legal proceedings and subject to certain claims and site investigations which arise under the environmental laws and which have not been finally adjudicated.

The Company has been identified as a potentially responsible party by various state agencies and by the United States Environmental Protection Agency (U.S.
EPA) under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, for costs associated with U.S. EPA-led multi-party sites and state environmental agency-led remediation sites. The majority of these claims involve third-party owned disposal sites for which compensation is sought from the Company as an alleged waste generator for recovery of past governmental costs or for future investigation or remedial actions at the multi-party sites. There are two Company-owned properties where state-supervised cleanups are expected. The designation as a potentially responsible party and the assertion of such claims against the Company are made without taking into consideration the extent of the Company's involvement with the particular site. In each instance, claims have been asserted against a number of other entities for the same recovery or other relief as was asserted against the Company. These claims are in various stages of administrative or judicial proceeding. The Company has no reason to believe that it will have to pay a significantly disproportionate share of clean-up costs associated with any site. To the extent possible, with the information available at the time, the Company has evaluated its responsibility for costs and related liability with respect to the above sites. In making such evaluation, the Company did not take into consideration any possible cost reimbursement claims against its insurance carriers. The Company is of the opinion that its liability with respect to those sites should not have a material adverse effect on its financial position or results of operations. In arriving at this conclusion, the principal factors considered by the Company were ongoing settlement discussions with respect to certain of the sites, the volume and relative toxicity of waste alleged to have been disposed of by the Company at certain sites, which factors are often used to allocate investigative and remedial costs among potentially responsible parties, the probable costs to be paid by other potentially responsible parties, total projected remedial costs for a site, if known, and the Company's existing reserve to cover costs associated with unresolved environmental proceedings. At August 31, 1999, the Company's accrued undiscounted reserve for such contingencies was $1,758.

Allied-Signal Inc. brought an action against the Company seeking a contribution from the Company equal to 50% of Allied-Signal's estimated $30,000 remediation cost in connection with a site in southern Ohio. The Company believes its responsibility with respect to this site is very limited due to the nature of the foundry sand waste it disposed of at the site. The court has rendered its decision on this case, however, the exact amount of the verdict has not yet been determined by the court. The amount will be significantly less than the amount sought by the plaintiff and the Company estimates its liability associated with the action to be between $500 and $1,500. The Company believes its liability is at the low end of this range.

MAJOR CUSTOMERS AND CREDIT CONCENTRATION
The Company sells products to customers primarily in the United States and Europe. The Company performs ongoing credit evaluations of customers, and generally does not require collateral. Allowances are maintained for potential credit losses and such losses have been within management's expectations. On August 31, 1999, total trade receivables from the domestic and foreign automotive industry were $67,931, and $18,720 was due from the construction industry.

Sales to Engineered Components' largest customer, General Motors, were $136,469, $105,720, and $105,788 for the years ended August 31, 1999, 1998, and 1997, respectively. Trade receivables from General Motors on August 31, 1999 and 1998, were $14,570 and $15,024, respectively, and were current. No other single customer accounted for a material portion of trade receivables.

INCOME TAXES
For financial reporting purposes, income before income taxes includes the following components:

                                           1999          1998          1997
United States .....................     $ 23,005      $ 17,736      $ 20,005
Foreign ...........................        8,533         5,239            --
----------------------------------------------------------------------------
                                        $ 31,538      $ 22,975      $ 20,005
============================================================================

The provisions for income taxes on continuing operations are as follows:

Currently payable
   State and local ................     $  1,002      $    222      $     31
   Foreign ........................        3,450         2,232           384
   Federal ........................        5,499         5,360         4,016
----------------------------------------------------------------------------
                                           9,951         7,814         4,431
Deferred
   State and local ................          133            (4)          367
   Foreign ........................         (803)       (2,091)           --
   Federal ........................        2,940           491         2,224
----------------------------------------------------------------------------
                                           2,270        (1,604)        2,591
----------------------------------------------------------------------------
                                        $ 12,221      $  6,210      $  7,022
============================================================================

Reconciliation of income taxes computed by applying the statutory federal income tax rate to the provisions for income taxes is as follows:

Federal income tax at
   statutory rate .................     $ 11,038      $  8,041      $  7,002
Federal tax credits ...............         (108)         (140)         (150)
State income taxes ................          784           144           259
Goodwill amortization .............          852           424            --
Higher effective income taxes
   of other countries .............          954           268            --
Foreign tax basis step-up .........       (1,590)           --            --
Change in Italian
   tax rates ......................           --        (2,562)           --
Other .............................          291            35           (89)
----------------------------------------------------------------------------
                                        $ 12,221      $  6,210      $  7,022
============================================================================

Significant components of deferred tax assets and liabilities are as follows:

                                           1999          1998
DEFERRED TAX ASSETS RELATED TO
Accrued compensation
   and related items ..............     $  2,272      $  3,659
Tax credit carryforwards ..........        4,272         3,901
Net operating losses ..............        7,115         3,394
Other .............................        5,516         8,552
----------------------------------------------------------------------------
                                          19,175        19,506
 Valuation allowance ..............       (4,667)       (3,824)
----------------------------------------------------------------------------
                                          14,508        15,682
DEFERRED TAX LIABILITIES RELATED TO
Depreciation ......................       32,874        33,138
Other .............................        8,995         4,793
----------------------------------------------------------------------------
                                          41,869        37,931
----------------------------------------------------------------------------
Net deferred tax liabilities ......     $ 27,361      $ 22,249
============================================================================

The Company has foreign net operating loss carryforwards totaling $19,232, of this total, $5,538 expire in years 2000 through 2004 and $13,694 have an unlimited carryforward. The Company also has foreign tax credits of $1,761 that expire in years 2003 and 2004. In addition, the Company has alternative minimum tax credits of $2,511 which have an indefinite carryforward period. For financial reporting purposes, a valuation allowance of $4,667 has been recognized to offset the deferred tax assets related to those carryforwards.

Income taxes paid by the Company totaled $7,000, $5,701, and $4,407 in 1999, 1998, and 1997, respectively.

Undistributed earnings of the Company's foreign subsidiaries are considered to be permanently reinvested and, accordingly, no provisions for U.S. income taxes have been provided thereon. It is not practical to determine the deferred tax liability for temporary differences related to these undistributed earnings.

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

The 1989 Director Stock Option Plan provides for the granting of options for the purchase of a maximum of 120,000 shares. Under the plan, each person serving as a director of the Company on the first business day of January of each year, who is not employed by the Company, is automatically granted options for the purchase of 1,500 shares. All options were granted at an option price equal to the fair market value of a share on the date of grant. Each option is exercisable one year after the date of grant and the maximum term of an option may not exceed ten years.

The Board of Directors has adopted the 1999 Director Stock Option Plan and, subject to shareholder approval at the Company's annual meeting on December 15, 1999, the 1999 Stock Incentive Plan. These plans provide for the granting of options for the purchase of a maximum of 150,000 and 425,000 shares respectively.

Information regarding the Company's stock option plans for the years ended August 31, 1999, 1998, and 1997 is as follows:

                                                 1999                      1998                      1997
---------------------------------------------------------------------------------------------------------------------
                                                      Weighted-                  Weighted-                  Weighted-
                                                       Average                    Average                   Average
                                                       Exercise                  Exercise                   Exercise
                                         Shares         Price        Shares        Price        Shares        Price
---------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year ..      571,337      $  19.94      472,525      $  18.96      455,822      $  18.15
Granted ...........................      132,657      $  16.46      149,601      $  22.78      135,527      $  21.49
Exercised .........................       (2,000)     $  18.03      (30,539)     $  18.25      (77,606)     $  18.48
Cancelled .........................      (33,500)     $  20.86      (20,250)     $  20.78      (41,218)     $  19.18
---------------------------------------------------------------------------------------------------------------------
Outstanding at end of year ........      668,494      $  19.21      571,337      $  19.94      472,525      $  18.96
=====================================================================================================================
Options exercisable at end of year       535,837      $  19.89      421,736      $  18.93      340,153      $  17.94
=====================================================================================================================
Weighted-average fair value of
    options granted during the year              $3.36                      $4.95                      $4.63
=====================================================================================================================


Information regarding options outstanding at August 31, 1999, is as follows:

                                                 Options Outstanding                 Options Exercisable
---------------------------------------------------------------------------------------------------------
                                                        Weighted    Weighted-                   Weighted-
                                                       Remaining     Average                      Average
                                                      Contractual    Exercise                    Exercise
Range of Exercise Prices                     Number       Life         Price         Number       Price
---------------------------------------------------------------------------------------------------------
$ 8.50 - $14.50 ..........................   48,539    1.5 years     $11.04          48,539       $11.04
$15.53 - $19.81 ..........................  373,876    7.3 years     $17.48         241,219       $18.05
$20.44 - $25.91 ..........................  246,079    6.4 years     $23.43         246,079       $23.43

The Company has elected to adopt the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and continue to apply Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized related to the Company's stock option plans. Consistent with the provisions of SFAS 123, had compensation cost been determined based on the fair value at the grant date for awards in fiscal 1999, 1998, and 1997 the effect on the Company's net income and net income per share for such years would not be material. The fair value of each option grant was estimated as of the grant date using the Black-Scholes option-pricing model with the following assumptions:


                                   1999       1998       1997
Expected volatility ..........     23.0%      23.0%      23.0%
Dividend yield ...............     3.31%      2.26%      2.26%
Expected life of option
    in years .................      5.0        3.5        3.5
Risk-free interest rates .....   4.4%-5.6%  5.8%-6.6%  5.8%-6.6%


EARNINGS PER SHARE
During 1998, the Company adopted the provisions of SFAS No. 128, "Earnings per Share" which replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. The following table reflects the calculations for basic and diluted earnings per share for the three years ended August 31:

                                                   1999        1998        1997
Income before cumulative effect
     of accounting change ................       $19,317     $16,765     $12,983
--------------------------------------------------------------------------------
Net income ...............................       $19,317     $ 8,177     $12,983
--------------------------------------------------------------------------------

BASIC EARNINGS PER SHARE
Basic shares .............................         9,144       9,200       8,674
--------------------------------------------------------------------------------
Income before cumulative effect
    of accounting change .................       $  2.11     $  1.82     $  1.50
--------------------------------------------------------------------------------
Net income ...............................       $  2.11     $   .89     $  1.50
--------------------------------------------------------------------------------

DILUTED EARNINGS PER SHARE
Basic shares .............................         9,144       9,200       8,674
Stock options ............................            18          50          80
--------------------------------------------------------------------------------
Diluted shares ...........................         9,162       9,250       8,754
--------------------------------------------------------------------------------
Income before cumulative effect
     of accounting change ................       $  2.11     $  1.81     $  1.48
--------------------------------------------------------------------------------
Net income ...............................       $  2.11     $   .88     $  1.48
--------------------------------------------------------------------------------


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

BUSINESS SEGMENTS
In the fourth quarter of 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This Statement requires the Company to report financial and descriptive information about its operating segments on the same basis that is used internally to assess operating performance and allocate resources to segments. Operating segments are organized internally primarily by the type of products produced and markets served, and in accordance with SFAS No. 131, the Company has aggregated similar operating segments into two reportable segments: Flow Control Products and Engineered Components. Adoption of the new standard did not result in a change in the Company's reportable segments.

The Flow Control Products segment is a supplier of copper and brass plumbing fittings for the industrial, commercial and residential construction markets, and in prior years, valves utilized in air conditioning and refrigeration systems and industrial compressed gas applications. The Engineered Components segment is a supplier of aluminum wheels and aluminum automotive components for automotive original equipment manufacturers and cast and fabricated metal products for sale to original equipment manufacturers in the transportation, construction, air conditioning and refrigeration industries.

The Company evaluates segment performance and allocates resources based on several factors, of which net sales and operating income are the primary financial measures. The accounting policies of the reportable segments are the same as those described in Note 1 of the Notes to the Consolidated Financial Statements. There are no intersegment sales.

                                                                        NET SALES                      OPERATING INCOME
                                                     1999           1998         1997          1999          1998(*)         1997
Flow Control Products ........................... $ 153,903     $ 180,596     $ 162,150     $  26,919      $  27,931      $  24,358
Engineered Components ...........................   435,030       393,818       224,901        19,708         19,609          9,531
Corporate .......................................        --            --            --        (9,540)        (9,630)        (6,647)
-----------------------------------------------------------------------------------------------------------------------------------
                                                    588,933       574,414       387,051        37,087         37,910         27,242
Restructuring and Integration charges ...........        --            --            --            --        (12,000)            --
Disposition of businesses .......................        --            --            --         9,023         12,048             --
Equity in loss of joint venture and other
    income (expense) ............................        --            --            --        (1,390)            62         (2,102)
Interest expense ................................        --            --            --       (13,182)       (15,045)        (5,135)
-----------------------------------------------------------------------------------------------------------------------------------
Total net sales and income before taxes ......... $ 588,933     $ 574,414     $ 387,051     $  31,538      $  22,975      $  20,005
===================================================================================================================================
                                                            CAPITAL EXPENDITURES                    DEPRECIATION AND AMORTIZATION
                                                       1999          1998          1997          1999           1998           1997
Flow Control Products ........................... $   6,266     $   9,085     $   6,318     $   5,322      $   6,114      $   5,638
Engineered Components ...........................    40,799        37,535        34,042        25,018         24,545         14,665
Corporate .......................................       295           143            17         1,006          1,454            160
-----------------------------------------------------------------------------------------------------------------------------------
                                                  $  47,360     $  46,763     $  40,377     $  31,346      $  32,113      $  20,463
===================================================================================================================================
                                                                TOTAL ASSETS
                                                     1999           1998         1997
Flow Control Products ........................... $  81,673     $ 112,874     $ 100,632
Engineered Components: ..........................   361,753       362,742       336,264
Corporate .......................................    90,060        87,834        72,022
-----------------------------------------------------------------------------------------------------------------------------------
                                                  $ 533,486     $ 563,450     $ 508,918
===================================================================================================================================
(*) Income before cumulative effect of a change in accounting principle in 1998.

The Company's manufacturing operations are conducted in the United States and Europe. Information about the Company's operations in different geographic areas for the years ended August 31, 1999, 1998, and 1997 is shown below. Net sales are based on the location of the customer.

                        1999         1998         1997
NET SALES
United States ...     $392,960     $377,770     $356,143
Other Europe ....      107,602      101,125        4,710
Germany .........       70,143       65,229           --
Other ...........       18,228       30,290       26,198
---------------------------------------------------------
                      $588,933     $574,414     $387,051
=========================================================
LONG-LIVED ASSETS
United States ...     $158,997     $175,229     $159,482
Europe ..........       97,761       84,888       75,762
---------------------------------------------------------
                      $256,758     $260,117     $235,244
=========================================================

The Company's sales by product category are as follows:

                       1999         1998         1997
Aluminum wheels      $301,490     $266,395     $ 97,380
Brass and copper
    fittings ...      167,931      159,603      142,650
Aluminum
    automotive
    components .      115,297       97,110       91,946
Valves .........        4,215       38,172       36,287
Other ..........           --       13,134       18,788
---------------------------------------------------------
                     $588,933     $574,414     $387,051
=========================================================

QUARTERLY FINANCIAL DATA (UNAUDITED)
($ in thousands except per share data)
                                                                    Fiscal Quarter                   For the Year
------------------------------------------------------------------------------------------------------------------
1999                                                1st            2nd           3rd           4th
------------------------------------------------------------------------------------------------------------------
NET SALES ...............................     $ 146,024      $ 141,734     $ 157,790     $ 143,385     $ 588,933
GROSS PROFIT ............................        24,847         25,115        23,851        19,212        93,025

NET INCOME ..............................        10,029          4,502         3,739         1,047        19,317

NET INCOME PER SHARE - BASIC ............     $    1.09      $     .49     $     .41     $     .12     $    2.11
NET INCOME PER SHARE - DILUTED ..........     $    1.09      $     .49     $     .41     $     .12     $    2.11

AVERAGE NUMBER OF SHARES
    OUTSTANDING - BASIC .................         9,192          9,200         9,169         9,019         9,144
AVERAGE NUMBER OF SHARES
    OUTSTANDING - DILUTED ...............         9,202          9,227         9,188         9,034         9,162

------------------------------------------------------------------------------------------------------------------
1998                                                1st            2nd           3rd           4th
------------------------------------------------------------------------------------------------------------------
Net sales ...............................     $ 140,979      $ 136,975     $ 159,267     $ 137,193     $ 574,414
Gross profit ............................        23,596         22,178        26,072        21,158        93,004
Income before cumulative effect
    of accounting change ................         4,560          5,609         5,684           912        16,765

Income per share before cumulative
    effect of accounting change - basic .     $     .49      $     .61     $     .62     $     .10     $    1.82
Income per share before cumulative
    effect of accounting change - diluted     $     .49      $     .61     $     .61     $     .10     $    1.81

Net income (loss) .......................        (4,028)         5,609         5,684           912         8,177

Net income (loss) per share - basic .....     $    (.44)     $     .61     $     .62     $     .10     $     .89
Net income (loss) per share - diluted ...     $    (.44)     $     .61     $     .61     $     .10     $     .88

Average number of shares
    outstanding - basic .................         9,184          9,202         9,206         9,207         9,200
Average number of shares
    outstanding - diluted ...............         9,266          9,262         9,248         9,223         9,250

Results for the third quarter of fiscal 1998 include restructuring charges of $12,000, of which $2,200 was recorded in cost of sales.

COMMON STOCK PRICE AND DIVIDENDS DECLARED

                         FISCAL 1999                         Fiscal 1998
-------------------------------------------------------------------------------------
              COMMON STOCK         DIVIDENDS         Common Stock          Dividends
               PRICE RANGE          DECLARED         Price Range            Declared
-------------------------------------------------------------------------------------
Quarter     High         Low                      High         Low
-------------------------------------------------------------------------------------
First       $18 15/16    $13 7/8    14(cent)      $25 7/8      $22 1/2      14(cent)
Second      $22          $15 5/16   14(cent)      $24 7/8      $20 15/16    14(cent)
Third       $19          $15 1/4    14(cent)      $22 9/16     $19 5/8      14(cent)
Fourth      $18 7/16     $14 1/2    14(cent)      $21 11/16    $15 1/4      14(cent)

AMCAST INDUSTRIAL CORPORATION
STATEMENT OF INTERNAL CONTROL

The management of Amcast Industrial Corporation has the responsibility for preparing the accompanying financial statements and for their integrity and objectivity. In fulfilling this responsibility, management maintains accounting systems and related controls. These controls provide reasonable assurance, at appropriate costs, that assets are safeguarded against losses and that financial records are reliable for use in preparing financial statements. The systems are enhanced by written policies, an organizational structure providing division of responsibilities, careful selection and training of qualified people, and a program of financial, operational, and systems review coordinated by the internal auditors and by management.

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

/s/ Douglas D. Watts

Douglas D. Watts
Vice President, Finance (Chief Financial Officer)



REPORT OF ERNST & YOUNG LLP
INDEPENDENT AUDITORS

Shareholders and Board of Directors
Amcast Industrial Corporation
Dayton, Ohio

We have audited the accompanying consolidated statements of financial condition of Amcast Industrial Corporation and subsidiaries as of August 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended August 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amcast Industrial Corporation and subsidiaries at August 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 31, 1999, in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP
                                                                   Dayton, Ohio
                                                               October 19, 1999