Form 10-K, Exhibit 13
period 2000-08-31
AMCAST INDUSTRIAL CORP
filed 2000-11-21
CIK 27425

2000 IN REVIEW
                                                      Year Ended August 31
                                                     2000                1999
FOR THE YEAR
       Net sales                                  $610,655             $588,933
       Operating income                             21,557               46,110
       Operating income percent                       3.5%                 7.8%
       Income before income taxes and cumulative
          effect of accounting change                5,522               31,538
       Income before cumulative
          effect of accounting change                3,364               19,317
       Cumulative effect of accounting change,
          net of tax                                   983                    -
       Net income                                    4,347               19,317
       Income per diluted share before cumulative
          effect of accounting change             $    .38             $   2.11
       Net income per diluted share               $    .49             $   2.11
       Cash dividends declared per share          $    .56             $    .56

YEAR-END POSITION
       Working capital                            $ 54,993             $ 68,955
       Total assets                                480,386              533,486
       Total debt                                  151,901              184,916
       Shareholders' equity                        155,954              170,766
       Book value per share                       $  18.55             $  19.07

Management's Discussion of Financial Condition and Results of Operations ($ in thousands except per share amounts)
Cautionary Statements Under the Private Securities Reform Act of 1995

Certain statements in this Report, in the Company's press releases, and in oral statements made by or with the approval of an authorized executive officer of the Company constitute "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995. These may include statements projecting, forecasting, or estimating Company performance and industry trends. The achievement of the projections, forecasts, or estimates is subject to certain risks and uncertainties and actual results and events may differ materially from those projected, forecasted, or estimated. Factors which may cause actual results to differ materially from those contemplated by the forward-looking statement, include, among others: general economic conditions less favorable than expected, fluctuating demand in the automotive industry, less favorable than expected growth in sales and profit margins in the Company's product lines, increased competitive pressures in the Company's Engineered Components and Flow Control Products segments, effectiveness of production improvement plans, inherent uncertainties in connection with international operations and foreign currency fluctuations and labor relations at the Company and its customers. The following discussion and analysis provides information which management believes is relevant to an understanding of the Company's consolidated results of operations and financial condition. This discussion should be read in conjunction with the accompanying consolidated financial statements and notes thereto.

Business Segments

During 1999, the Company  adopted  Statement of Financial  Accounting  Standards
(SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information." This Statement requires the Company to report financial and descriptive information about its operating segments on the same basis that is used internally to assess operating performance and allocate resources to segments. Operating segments are organized internally primarily by the type of products produced and markets served, and in accordance with SFAS No. 131, the Company has aggregated similar operating segments into two reportable segments:
Flow Control Products and Engineered Components. Adoption of the new standard did not result in a change in the Company's reportable segments.

The Flow Control Products segment is a supplier of copper and brass plumbing fittings for the industrial, commercial, and residential construction markets, and in prior years, valves utilized in air conditioning and refrigeration systems and industrial compressed gas applications. The Engineered Components segment is a supplier of aluminum wheels and aluminum components for automotive original equipment manufacturers and cast and fabricated metal products for sale to original equipment manufacturers in the transportation, construction, air conditioning, and refrigeration industries.

Acquisitions, Divestitures, and Restructuring

During 1998, 1999, and 2000 the Company completed several transactions that impact the Company's financial results for those years and affect the comparison between 2000, 1999, and 1998. On October 16, 1998, the Company sold Superior Valve Company (Superior Valve) for $35,604 in cash. The transaction resulted in a pre-tax gain of $9,023. Results for 1999 and 1998 included sales for Superior Valve of approximately $4,600 and $42,000, respectively, in the Company's Flow Control segment.

Effective March 30, 1998, the Company sold its Rancho Cucamonga, California investment casting operation, Amcast Precision (Precision), for $25,445 in cash. The transaction resulted in a pre-tax gain of $12,048. Results for 1998 included sales for Precision of approximately $13,100 in the Company's Engineered Components segment.

On April 9, 1998, the Company acquired Lee Brass Company, a privately-owned company located in Anniston, Alabama. Financial results for Lee Brass are included in the Flow Control Products segment since the date of acquisition. Following the acquisition of Lee Brass, the Company consolidated its two brass foundry operations and ceased production at its Flagg Brass plant located in Stowe, Pennsylvania. The consolidation plan included the transfer of certain product lines to Lee Brass, the closure of the Flagg Brass facility, and the termination of approximately 100 salaried and hourly personnel. In connection with the consolidation plan, during 1998, the Company recorded a restructuring charge of $5,800 for facility exit costs and a charge of $2,200, included in cost of sales, primarily for a non-cash write-down of inventory to its net realizable value. Key components of the $5,800 restructuring charge were $4,900 for a non-cash write-down of assets to their fair value, $500 for severance and other termination benefits, and $400 for other facility closure costs. As of August 31, 2000, all associates had been terminated and all of the severance and most of the facility closure costs had been charged against the liability. During 1999, the Company wrote off $4,504 of net assets related to the Flagg Brass operation against the previously established long-term reserve. The Company expects that the disposition of the remaining Flagg Brass assets will be completed by the end of fiscal 2002. Results for 1998 include sales for Flagg Brass of approximately $7,800 in the Flow Control segment.

The sale of  Precision  and  Superior  Valve and the  closure of Flagg Brass are
collectively   referred  to  as  "divested   operations"  in  this  Management's
Discussion and Analysis.

During 1998, the Company also re-evaluated its reserves related to several iron foundries previously closed in the 1980's and early 1990's. As a result, a restructuring charge of $4,000 was recorded to cover higher than expected medical benefits and workers compensation expenses related to these previously closed facilities.

  During 2000, the Company re-assessed its reserves related to the aforementioned foundries and recorded a net restructuring charge of $721 to increase the reserve for medical benefits and workers compensation related to the closed facilities. A reduction in certain other reserves, primarily for product liability and warranty claims for divested operations, is included in the net charge for 2000.

Results of Operations

Consolidated net sales in 2000 were $610,655, which represented a $21,722, or 3.7%, increase over 1999. Consolidated net sales in 1999 were $588,933, which represented a $14,519, or 2.5%, increase over 1998. The following table shows the components of the growth in the Company's consolidated net sales.

                                               2000          1999
                                            --------     --------
Volume                                          1.9%        11.8%
Price and product mix                           6.5%        (3.6%)
Acquisitions and divestitures                  (0.8%)       (6.0%)
Foreign currency exchange rates                (3.9%)        0.3%
                                            --------     --------
                                                3.7%         2.5%
                                            ========     ========

In 2000, consolidated net sales increased to $610,655. Volume growth in 2000 reflects increased sales of the Company's performance-critical aluminum components and European wheels partly offset by a decline in North American wheel sales and by lower volumes in the Flow Control Products segment. Favorable pricing includes a better product mix, primarily at the Company's European operations, and higher aluminum costs reflected in the sales price of automotive products. These gains were partially offset by a reduction in sales from divested operations and by a weaker Italian lira. By segment, Engineered Components sales increased 6.4% primarily due to volume gains related to the increased aluminum component sales while Flow Control Products sales decreased 4.0% primarily due to the loss of two significant customers and decreased sales from divested operations.

In 1999, consolidated net sales increased to $588,933. Demand for the Company's copper and brass plumbing fittings, aluminum automobile wheels, and performance-critical aluminum automotive components was strong. Significant volume gains and incremental growth from Lee Brass and Speedline more than offset the decrease in sales volume from divested operations. The volume gains in 1999 were partially the result of reduced volumes in the last quarter of fiscal 1998 due to a General Motors work stoppage. Market pricing pressures in the Flow Control Products segment and lower aluminum costs reflected in the Engineered Components segment's pricing more than offset favorable product mix gains, which when combined, decreased consolidated net sales. By segment, Engineered Components sales increased 10.5% primarily due to volume gains related to increased wheel sales. Flow Control Products net sales decreased 14.8% primarily due to divested operations.

Gross  profit  was  $78,694,  $93,025,  and  $93,004  in 2000,  1999,  and 1998,
respectively. As a percentage of sales, gross profit decreased to 12.9% in 2000 from 15.8% in 1999 and 16.2% in 1998.

A combination of internal and external factors affected gross profit in 2000. In the Flow Control Products segment, large volume losses associated with two customers at Lee Brass depressed gross profit. In addition, this segment experienced sporadic, intense price competition that prevented the Company from passing higher copper costs on to its customers. The flow control units did respond positively to the corporate-wide cost- reduction program initiated earlier in the year that partially offset the copper cost and competitive market pricing issues. In the Engineered Components segment, reduced sales volumes for certain aluminum wheel styles, coupled with high associate turnover at one wheel plant during the first half of the year, had a negative impact on gross profit. In North America, the Company tooled up and reserved capacity to produce wheels for three vehicles that experienced less than anticipated sales volume. Also negatively impacting gross profit in 2000 was the continuation of some of the operating issues encountered during 1999 that are discussed below. In Europe, a negative currency impact, the inability to pass through certain material costs, and a factory expansion temporarily depressed gross profit. The cost of aluminum is a significant component of the overall cost of a wheel. While the aluminum content of selling prices is periodically adjusted for current market conditions, the purchasing practices and pricing formulas of certain customers of the Company's European operations prevented the Company from reacting quickly enough to the sharp rise in aluminum prices early in the year. Additionally, the Company expanded and rearranged one of its Italian plants to increase output and better balance production flow. During this time period, this facility experienced very high labor turnover which, coupled with the expansion process, had a negative effect on production and gross profit. Several factors had a positive impact on gross profit in 2000. Effective September 1, 1999, the depreciable lives of certain assets of foreign subsidiaries were changed based upon a study performed by an independent appraisal company. The effect of this change was a reduction of depreciation expense of approximately $2,400. During 2000, the Company also changed its method for accounting for supplies and spare parts inventories. The effect of this change, which is discussed more fully on the following page, was to increase gross profit in 2000 by approximately $400.

In the last half of 1999, the Company experienced higher than expected costs and lower product yields due to high turnover of skilled labor in two Indiana wheel plants and to the launch of new suspension products at the Company's Wapakoneta, Ohio plant. The aluminum suspension components were for popular car models. The launch proved to be very difficult and was accompanied by high labor turnover, high scrap, low productivity, and extraordinary costs to ensure an adequate customer supply. These combined factors reduced gross profit in the second half of 1999.

The lower gross profit percentage for 2000 and 1999 compared with 1998 is impacted, to a lessor degree, by a change in the Company's sales mix to a slightly higher percentage of Engineered Component product sales, which generally have lower gross margins than Flow Control Products. The gross profit percentage for 1998 was hurt by a one-time charge ($2,200) related to closing the Flagg Brass facility.

Selling, general, and administrative (SG&A) expenses were $56,416, $55,938, and $57,294 in 2000, 1999, and 1998, respectively. As a percentage of sales, SG&A expenses decreased to 9.2% in 2000 from 9.5% in 1999 and 10.0% in 1998. SG&A expense in 2000 includes a net pension expense benefit of $2,546 primarily as a result of improvement in the defined benefit pension plan's funded status, a one-half percentage point increase in the expected return on plan assets, and the change to a defined benefit cash balance pension plan. Current year SG&A expense also includes the benefit of the reversal of a $2,226 liability resulting from the favorable settlement of a legal claim against the Company. In prior years, the Company had recorded a liability for a legal claim asserted by former employees at its Flagg Brass operations. Due to the terms of a settlement reached during 2000 relative to this obligation, this liability was reversed through a reduction in SG&A expense. SG&A expense was also favorably impacted by the results of the Company's cost-reduction program initiated at the end of its second quarter. In early March, the Company implemented an 8% salaried workforce reduction across all its North American operations. At the same time, global restrictions were placed on other controllable operating and administrative costs. These reductions in SG&A expense were offset by higher commissions, legal costs, and information system expenditures. The dollar amount of SG&A expenses decreased in 1999 from 1998 primarily due to divested operations, a reduction in pension cost, and lower incentive plan expense.

The Company's pre-tax share of losses from Casting Technology Company (CTC), a joint venture with Izumi Industries, was $3,528, $1,452, and $1,000 in 2000, 1999, and 1998, respectively. CTC's results for 2000 were severely impacted by a customer's extraordinarily high, temporary demand. In the second half of 2000, particularly the fourth quarter, CTC was pushed beyond capacity and incurred higher costs associated with operating in excess of capacity to meet the customer's demand. In 1999, CTC's results were reduced by foreign exchange losses resulting from the strengthening of the Japanese yen, operating inefficiencies resulting from efforts to meet extremely high customer demand early in the year, and difficulties hiring and retaining skilled labor which led to manufacturing inefficiencies and higher scrap.

Interest  expense  was  $12,929 in 2000,  $13,182 in 1999,  and $15,045 in 1998.
Lower interest expense in 2000 and 1999 compared with 1998 is primarily due to the significant debt reductions in 2000 and 1999. To a lesser degree, higher interest rates in 2000 versus 1999 and lower interest rates in 1999 versus 1998 effected interest expense for those years. Interest expense also was higher in 1998 as the result of the impact of the General Motors work stoppage on the Company's operating income and working capital.

The effective tax rate for 2000,  1999,  and 1998 was 38.0%,  38.8%,  and 27.0%,
respectively. Changes in the effective tax rates primarily reflect the level of federal and state tax credits applicable to U.S. taxes. The higher effective tax rate in 1999 relates primarily to a permanent tax basis difference associated with the sale of Superior Valve. A one-time adjustment of $2,562 from a reduction of Italian tax rates lowered the effective rate in 1998. Excluding this adjustment, the effective tax rate for 1998 was 38.2%. As of August 31, 2000, the Company has booked a valuation allowance of $3,198 against a portion of their foreign net operating losses and other tax attributes. For additional information regarding the provision for income taxes as well as the difference between effective and statutory tax rates, see the Notes to Consolidated Financial Statements.

During 2000, the Company implemented portions of an enterprise resource planning
(ERP) system in its automotive businesses in North America. Among other features, this system facilitates the tracking and control of supplies and spare parts inventories. To take advantage of the enhanced tracking and control features of the ERP system, the Company capitalized the supplies and spare parts inventories at three locations, whereas previously the cost of these manufacturing supplies was expensed when purchased. Management believes this change is preferable in that it provides for a more appropriate matching of revenues and expenses. The total amount of inventory capitalized and reported as a cumulative effect of a change in accounting principle, retroactive to September 1, 1999, is $983, net of income taxes of $602. The effect of the change in 2000 was to increase income before cumulative effect of accounting change by $248 ($.03 per share).

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

Flow Control Products Net sales of the Flow Control Products segment were $147,697 in 2000, compared with $153,903 in 1999 and $180,596 in 1998. The decrease in 2000 is primarily due to lower sales volume of copper and brass products associated with the loss of two customers at the Company's Lee Brass unit and decreased sales from divested operations. Annual sales volume for the two customers was approximately $7,900, and the Company was able to replace a portion of those sales in 2000. The lower volumes decreased sales by 6.2% compared with 1999. While this segment did face sporadic price competition, the reduced volume was partially offset by overall favorable pricing that increased sales by 2.2%. Operating income was $22,214 in 2000 compared with $26,919 in 1999. Lower volumes and higher material costs decreased operating income by 5.6% and 11.1%, respectively. While price competition prevented the Company from passing higher copper costs on to customers, current pricing and favorable product mix combined to increase operating income by 17.8%. The cost reduction program implemented in March, combined with continuous improvement activities in the plants, helped to offset the material cost and pricing issues.

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

Engineered Components Net sales of the Engineered Components segment were $462,958 in 2000, compared with $435,030 in 1999 and $393,818 in 1998. The
Company's Engineered Components product sales continued to grow in 2000, as the global wheel business continues to expand, win new customers, and launch a variety of new wheel styles. The aluminum components business also experienced significant sales growth as their customers fully incorporated new products into additional vehicle platforms. Sales volume increased 3.7% as sales of control arms and European wheels were offset by a decline in North American wheels sales as one customer experienced lower sales on three vehicles. Higher pricing, in the form of aluminum cost pass-throughs reflected in the selling price of the Company's products, and a favorable product mix increased sales by 2.8% and 5.2%, respectively. However, a weaker Italian lira in fiscal 2000 compared with fiscal 1999 reduced sales by 5.3%. Operating income was $6,692 in 2000 compared with $19,708 in 1999. The two accounting changes previously discussed increased operating income; however, several factors negatively impacted operating income during 2000. Increased costs associated with the over-capacity volume issues previously discussed and higher manufacturing-related spending decreased operating income by over 20%. Material costs that could not be passed along to customers under existing price formulas, primarily at our European operations, further reduced operating income by 23.4%. Pricing and an unfavorable product mix reduced operating income by 19.8%. Also contributing to the decrease in operating income in 2000 were costs associated with high levels of employee turnover and the difficulty of obtaining qualified labor in a near-full-employment economy.

Strong aluminum wheel sales in North America and Europe contributed to a 16.1% increase in segment sales in 1999 due to volume, 12.8% net of divested operations. However, sales decreased by 2.3 % in 1999 from a combination of a favorable product mix and a stronger Italian lire in 1999 versus 1998, largely offset by lower aluminum costs which are also reflected in most of the selling price of the Company's products. Operating income was $19,708 in 1999 compared with $19,609 in 1998. Operating income reflects the unfavorable impact of labor turnover and new-product launch issues previously discussed.

Liquidity and Capital Resources

Cash provided by operations in fiscal 2000 was $40,341, compared with $64,770 in 1999 and $9,580 in 1998. Net income plus non-cash items (principally depreciation and amortization, changes in deferred liabilities, restructuring charges, and the cumulative effect of an accounting change) totaled $30,357 in 2000. Changes in the components of working capital, excluding short-term and current debt and divested operations, provided additional operating cash of $9,984 in 2000. Cash provided by operations in 1998 was unusually low due to the increase in working capital from the Lee Brass acquisition and the Precision divestiture, coupled with the increased sales volume and inventory build during the General Motors work stoppage.

Investing activities used net cash of $25,802 in 2000, compared with $12,656 in 1999 and $33,018 in 1998. Capital expenditures totaled $21,535 in 2000, considerably less than the $47,360 and $46,763, expended in 1999, and 1998, respectively. To support business expansion activities, in previous years investments were made in property, plant, and equipment and in CTC. Capital expenditures decreased significantly in 2000 from prior levels, as the Company turned its focus from expansion to cost reduction and improving production efficiencies. At August 31, 2000, the Company had $10,027 of commitments for capital expenditures to be made in 2001, primarily for the Engineered Components segment. During 2000, the Company increased its investment in CTC with an additional noncash capital contribution of $8,400, accomplished through the conversion of a $3,000 note receivable and $5,400 of accounts receivable. Also during 2000, the Company resolved several matters with the former owners of Speedline which, among other items, resulted in a purchase by the Company of 478,240 shares of the Company's common stock held by Speedline's former owners and a net cash payment to the former owners of $2,500. Proceeds from the sale of businesses provided $35,604 and $25,445, in 1999 and 1998, respectively. Cash outlays for business acquisitions used $1,200 and $12,247 in 1999 and 1998, primarily for the Lee Brass acquisition.

Financing activities used $18,148 and $51,466 in cash in 2000 and 1999, respectively, versus $21,033 of cash provided in 1998. During 1999, the Company reduced total debt by $51,904 and further reduced total debt by $18,728 in 2000. The debt reductions were financed in part with the proceeds from the Superior Valve sale in 1999, the proceeds from sale-leaseback transactions in both 1999 and 2000, and participation in one of our customer's accelerated payment program in 2000. Additional financing in 2000 includes $74,560 borrowed under the Company's revolving credit agreement, which was partly used to pay down short-term borrowings made in the first quarter of the fiscal year. During 2000, the Company had $13,569 of net short-term borrowings and received $6,488 from the sale-leaseback of equipment. Financing activities also included long-term debt repayments of $106,857, dividend payments of $4,851 and $1,255 for repurchases of the Company's common stock.

Cash used by financing activities in 1999 also included $4,594 for repurchases of the Company's common stock and $5,109 for the payment of dividends. Net cash provided by financing activities in 1998 was used to finance the Lee Brass acquisition, business expansion, a working capital increase due to the General Motors work stoppage, and to pay dividends.

In August 1997, the Company replaced its prior credit facility with a new Credit Agreement (the Agreement) that provided for up to $200,000 in borrowings through 2002. During 2000, the Company amended the Agreement and among other things, these amendments changed certain financial covenants (including the interest coverage and debt-to-earnings ratios) and added certain affirmative covenants. Both amendments also included increases to the applicable LIBOR margin. Effective June 2000, the Company reduced the amount of the Agreement to $150,000. At August 31, 2000, the Company had unused borrowing capacity of $45,300 under the most restrictive debt covenant of the Agreement. The Company also has lines of credit totaling $27,000; at August 31, 2000, there was $16,200 outstanding under these lines of credit. In addition, Speedline has short-term lines of credit totaling $26,300, of which $24,716 was available at July 31, 2000.

The ratio of long-term debt as a percent of capital decreased to 48.6% at August 31, 2000 from 50.5% at August 31, 1999, reflecting a net reduction in debt. Book value per common share at August 31, 2000 was $18.55, down from $19.07 at August 31, 1999. One million preferred shares and approximately 5.8 million common shares are authorized and available for future issuance. On December 17, 1998, the Company announced a plan to repurchase up to 750,000 of its outstanding common shares. As of August 31, 2000, 350,000 shares have been repurchased under this plan at an average cost of $15.53 per share. The Company currently has 8,405,604 common shares outstanding. Management believes the Company has adequate financial resources to meet its future needs.

Contingencies The Company, as is normal for the industry in which it operates, is involved in certain legal proceedings and subject to certain claims and site investigations that arise under the environmental laws and which have not been finally adjudicated. To the extent possible, with the information available, the Company regularly evaluates its responsibility with respect to environmental proceedings. The factors considered in this evaluation are more fully described in the Commitments and Contingencies note to the consolidated financial statements. At August 31, 2000, the Company had reserves of $1,575 accrued for environmental liabilities. Allied-Signal Inc. (now Honeywell) brought an action against the Company seeking a contribution from the Company equal to 50% of Honeywell's estimated $30,000 remediation cost in connection with a site in southern Ohio. The Company believes its responsibility with respect to this site is very limited due to the nature of the foundry sand waste it disposed of at the site. The court has rendered its decision on this case; however, the exact amount of the verdict has not yet been determined by the court. The amount will be significantly less than the amount sought by the plaintiff and the Company estimates its liability associated with the action to be between $500 and $1,500. The Company believes its liability is at the low end of this range. The Company is of the opinion that, in light of its existing reserves, its liability in connection with environmental proceedings should not have a material adverse effect on its financial condition, results of operations, or cash flows. The
Company is presently unaware of the existence of any potential material environmental costs that are likely to occur in connection with disposition of any of its property.

Increasingly, major automotive industry companies are withholding partial payment for goods received. Often, this is a negotiating tactic for costs incurred by the customer in which the customer believes that the supplier should participate. Generally, payment is received, however, only after several months have passed. At August 31, 2000, the Company has $2,037 of accounts receivable being withheld pending final resolution of various issues. It is anticipated that this amount will ultimately be collected.

Impact of Recently Issued Accounting Standards
During 2000, the Company adopted Emerging Issues Task Force (EITF) 99-5, "Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements." EITF 99-5 provides guidance for the capitalization, under certain circumstances, of costs incurred to design and develop molds, dies, and other tools that will be used to produce products that will be sold under a long-term supply arrangement. EITF 99-5 is effective for design and development costs incurred after December 31, 1999. The adoption of EITF 99-5 did not have a material effect on the Company's consolidated results of operations, financial position, or cash flows.

During 1999, the Company adopted SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which requires that certain costs related to developing or obtaining internal use software should be capitalized. The adoption of this standard did not have a material effect on the Company's consolidated results of operations, financial position, or cash flows.

New accounting standards issued include SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS Nos.137 and 138, which establishes a comprehensive standard for the recognition and measurement of derivatives and hedging activities. The new standard requires that all derivatives be recognized as assets or liabilities in the statement of financial position and measured at fair value. Gains or losses resulting from changes in fair value are required to be recognized in current earnings unless specific hedge criteria are met. SFAS No. 133 will become effective for the Company beginning in the first quarter of fiscal year 2001. The Company has not determined the effect of this new standard; however, due to the Company's limited use of derivatives, the impact is not expected to be material.


Market Risks
The Company is exposed to market risk from changes in foreign currency exchange rates and interest rates as part of its normal operations. To manage the volatility relating to these exposures on a consolidated basis, the Company takes advantage of natural offsets. The Company has estimated its market risk exposures using sensitivity analyses assuming a 10% change in market rates.

Foreign Currency Exchange Rate Risk Due to its foreign operations, the Company has assets, liabilities, and cash flows in currencies other than the U.S. dollar. The Company minimizes the impact of foreign currency exchange rate fluctuations on its Italian net investment with debt borrowings denominated in Italian lira. Fluctuations in foreign currency exchange rates also impact the dollar value of non-U.S. cash flows. To illustrate the potential impact of changes in foreign currency exchange rates on the dollar value of non-U.S. cash flows, a hypothetical 10% change in the average exchange rates for 2000 and 1999 would change income before taxes by approximately $700 and $1,200, respectively.

       The Company's Italian operations also attempt to balance asset and liability positions that are denominated in non-functional currencies, primarily the U.S. dollar, Japanese yen, and British pound sterling in 2000 and the U.S. dollar, German marks, and French francs in 1999. During 2000 and 1999, the net exposure averaged approximately $1,700 and $2,200, respectively. A hypothetical 10% change in the average exchange rates would change the exposure by $200 for 2000 and 1999, and that change would be reflected in the operating results of the Company. The analysis assumes a parallel shift in currency exchange rates, relative to the Italian lira. Exchange rates rarely move in the same direction, and the assumption that the exchange rates change in parallel may overstate the impact of the foreign currency exchange rate fluctuations. The decrease in net exposure between years is primarily due to the introduction of the Euro and favorable lire exchange rates.

Interest Rate Risk To manage its exposure to changes in interest rates, the Company uses both fixed and variable rate debt. At August 31, 2000 and 1999, the Company had approximately $98,600 and $127,200 of debt obligations outstanding with variable interest rates with a weighted-average effective interest rate of 6.6% and 4.5%, respectively. A hypothetical 10% change in the effective interest rate for these borrowings, using the outstanding debt levels at August 31, 2000 and 1999, would change interest expense by approximately $700 and $600 respectively. The decrease in interest rate exposure is primarily due to lower effective interest rates.


Year 2000

The Company has not experienced any significant year 2000 related complications regarding any of its critical vendors or major customers. Overall, any issues experienced to date as a result of year 2000 issues have been insignificant and have had no material impact on the Company's consolidated results of operations, financial position or cash flows.

Euro Conversion

On January 1, 1999, certain members of the European Union irrevocably fixed the conversion rates between their national currencies and a common currency, the "Euro", which became the legal currency on that date. The participating countries' former national currencies continue to exist as denominations of the Euro until January 1, 2002. The Company is in various stages of assessments and implementation and, although difficult to predict, any competitive implications and any impact on existing financial instruments resulting from the Euro implementation are not expected to be material to the Company's financial condition, liquidity, or results of operations.

SELECTED DATA
($ in thousands except per share amounts)
Financial Data                                                    2000          1999          1998          1997          1996
     Net sales                                                 $610,655     $ 588,933     $ 574,414     $ 387,051     $ 343,934
     Operating income                                            21,557        46,110        37,958        27,242        27,328
     Operating income percent                                      3.5%          7.8%          6.6%          7.0%          7.9%
     Income before income taxes and
        cumulative effect of accounting change                    5,422        31,538        22,975        20,005        24,731
     Income before cumulative effect
        of accounting change                                      3,364        19,317        16,765        12,983        15,926
     Net income                                                   4,347        19,317         8,177        12,983        15,926
     Working capital                                             54,993        68,955        86,929        26,260        57,774
     Total assets                                               480,386       533,486       563,450       508,918       269,217
     Long-term debt                                             147,273       174,061       217,199       145,304        58,783

Per Common Share Data
     Income before cumulative effect
        of accounting change - basic                           $    .38     $    2.11     $    1.82     $    1.50     $    1.85
     Net income - basic                                        $    .49     $    2.11     $    0.89     $    1.50     $    1.85
     Weighted average number of common
        shares outstanding - basic (in thousands)                 8,788         9,144         9,200         8,674         8,606

     Income before cumulative effect
        of accounting change - diluted                         $    .38     $    2.11     $    1.81     $    1.48     $    1.84
     Net income - diluted                                      $    .49     $    2.11     $    0.88     $    1.48     $    1.84
     Weighted average number of common
        shares outstanding - diluted (in thousands)               8,792         9,162         9,250         8,754         8,628

     Dividends declared                                        $    .56     $     .56     $     .56     $     .56     $     .56
     Book value                                                $  18.55     $   19.07     $   17.47     $   17.24     $   15.80

Statistical Data
     Current ratio                                                  1.4           1.5           1.6           1.1           2.1
     Long-term debt as a percent of capital                       48.6%         50.5%         57.5%         47.9%         30.2%
     Number of associates                                         4,530         4,960         4,500         4,040         2,600

Report of Ernst & Young LLP
Independent Auditors

Shareholders and Board of Directors
Amcast Industrial Corporation
Dayton, Ohio

We have audited the accompanying consolidated statements of financial condition of Amcast Industrial Corporation and subsidiaries as of August 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended August 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amcast Industrial Corporation and subsidiaries at August 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 31, 2000, in conformity with accounting principles generally accepted in the United States. As discussed in the summary of accounting policies, in fiscal 2000 the Company changed its method of accounting for supplies and spare parts inventory.


/S/ ERNST & YOUNG LLP

                                                                    Dayton, Ohio
                                                                October 19, 2000

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



/S/ JOHN H. SHUEY
-----------------
John H. Shuey
Chairman, President and Chief Executive Officer


/S/ DOUGLAS D. WATTS
--------------------
Douglas D. Watts
Vice President, Finance (Chief Financial Officer)

/S/ MARK D. MISHLER
-------------------
Mark D. Mishler
Controller

CONSOLIDATED STATEMENTS OF INCOME
($ in thousands except per share amounts)
                                                      Year Ended August 31
                                                    2000       1999       1998

Net sales                                        $610,655   $588,933   $574,414
Cost of sales                                     531,961    495,908    481,410
                                                 --------   --------   --------
         Gross Profit                              78,694     93,025     93,004

Selling, general and administrative expenses       56,416     55,938     57,294
Restructuring charges                                 721          -      9,800
Gain on sale of businesses                              -     (9,023)   (12,048)
                                                 --------    -------   --------
         Operating Income                          21,557     46,110     37,958

Equity in loss of joint venture
   and other (income) and expense                   3,206      1,390        (62)
Interest expense                                   12,929     13,182     15,045
                                                 --------   --------   --------
         Income before Income Taxes and
           Cumulative Effect of Accounting
           Change                                   5,422     31,538     22,975

Income taxes                                        2,058     12,221      6,210
                                                 --------   --------   --------
         Income before Cumulative Effect
           of Accounting Change                     3,364     19,317     16,765

Cumulative effect of accounting change,
  net of tax                                          983          -     (8,588)
                                                 --------   --------   --------
         Net Income                              $  4,347   $ 19,317   $  8,177
                                                 ========   ========   ========

Basic Earnings per Share
Income before cumulative effect of
   accounting change                             $   0.38   $   2.11   $   1.82

Cumulative effect of accounting change               0.11          -      (0.93)
                                                 --------   --------   --------
Net income                                       $   0.49   $   2.11   $   0.89
                                                 ========   ========   ========

Diluted Earnings per Share
Income before cumulative effect of
   accounting change                             $   0.38   $   2.11   $   1.81

Cumulative effect of accounting change               0.11          -      (0.93)
                                                 --------   --------   --------
Net income                                       $   0.49   $   2.11   $   0.88
                                                 ========   ========   ========

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
($ in thousands)
                                                                 August 31
                                                             2000         1999
ASSETS
Current Assets
    Cash and cash equivalents                            $   3,062    $   6,928
    Accounts receivable                                     85,041       97,819
    Inventories                                             77,512       77,166
    Other current assets                                    16,304       21,144
                                                         ---------    ---------
       Total Current Assets                                181,919      203,057

Property, Plant, and Equipment
    Land                                                     8,383        8,948
    Buildings                                               60,140       59,143
    Machinery and equipment                                315,387      306,228
    Construction in progress                                12,130       26,693
                                                         ---------    ---------
                                                           396,040      401,012
    Less accumulated depreciation                          169,183      144,254
                                                         ---------    ---------
                                                           226,857      256,758

Goodwill                                                    49,707       61,261
Other Assets                                                21,903       12,410
                                                         ---------    ---------
                                                         $ 480,386    $ 533,486
                                                         =========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
    Short-term debt                                      $   1,584    $   4,673
    Current portion of long-term debt                        3,044        6,182
    Accounts payable                                        84,285       82,396
    Compensation and related items                          20,403       21,875
    Accrued expenses                                        17,610       18,976
                                                         ---------    ---------
       Total Current Liabilities                           126,926      134,102

Long-Term Debt - less current portion                      147,273      174,061
Deferred Income Taxes                                       31,275       32,775
Deferred Liabilities                                        18,958       21,782

Shareholders' Equity Preferred shares, without par value:
       Authorized - 1,000,000 shares; Issued - None              -            -
    Common shares, at stated value
       Authorized - 15,000,000 shares
       Issued - 9,227,600 and 9,208,529 shares,
          respectively                                       9,228        9,209
    Capital in excess of stated value                       70,981       79,020
    Accumulated other comprehensive losses                  (1,900)      (1,018)
    Retained earnings                                       87,287       87,796
    Cost of 821,996 and 253,609 common shares
       in treasury, respectively                            (9,642)      (4,241)
                                                         ---------    ---------
                                                           155,954      170,766
                                                         ---------    ---------
                                                         $ 480,386    $ 533,486
                                                         =========    =========

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
($ in thousands, except per share amounts)
                                                        Capital    Accumulated
                                                      in Excess     Other
                                           Common     of Stated  Comprehensive    Retained     Treasury
                                           Shares       Value       Losses        Earnings       Stock        Total

Balance at August 31, 1997                $ 9,177     $ 78,484      $      -      $ 70,565     $      -      $158,226

     Net income                                 -            -             -         8,177            -         8,177
     Foreign currency translation               -            -          (945)            -            -          (945)
                                                                                                             --------
     Total comprehensive income                                                                                 7,232

     Cash dividends declared,
        $.56 per share                          -            -             -        (5,154)           -        (5,154)
     Stock options exercised                   30          480             -             -            -           510
                                          -------     --------      --------      --------     --------      --------
Balance at August 31, 1998                  9,207       78,964          (945)       73,588            -       160,814

     Net income                                 -            -             -        19,317            -        19,317
     Foreign currency translation               -            -           169             -            -           169
     Minimum pension liability,
        net of tax benefit of $148              -            -          (242)            -            -          (242)
                                                                                                             --------
     Total comprehensive income                                                                                19,244

     Cash dividends declared,
        $.56 per share                          -            -             -        (5,109)           -        (5,109)
     Purchase treasury stock                    -            -             -             -       (4,594)       (4,594)
     Stock options exercised                    2           34             -             -            -            36
     Stock awards                               -           22             -             -          353           375
                                          -------     --------      --------      --------     --------      --------
Balance at August 31, 1999                  9,209       79,020        (1,018)       87,796       (4,241)      170,766

     Net income                                 -            -             -         4,347            -         4,347
     Foreign currency translation               -            -        (1,124)            -            -        (1,124)
     Minimum pension liability,
     net of tax benefit of $148                 -            -           242             -            -           242
                                                                                                             --------
     Total comprehensive income                                                                                 3,465

     Cash dividends declared,
        $.56 per share                          -            -             -        (4,851)           -        (4,851)
     Price adjustment for stock
     issued for acquisition                     -       (8,196)            -             -            -        (8,196)
     Purchase treasury stock                    -            -             -             -       (5,559)       (5,559)
     Stock options exercised                   19          179             -             -            -           198
     Issue treasury stock - Directors           -            -             -             -          131           131
     Restricted stock awards                    -          (22)            -            (5)          27             -
                                          -------     --------      --------      --------     --------      --------
     Balance at August 31, 2000           $ 9,228     $ 70,981      $ (1,900)     $ 87,287     $ (9,642)     $155,954
                                          =======     ========      ========      ========     ========      ========

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
($ in thousands)

                                                                             Year Ended August 31
                                                                       2000          1999           1998
Operating Activities
      Net income                                                    $  4,347      $  19,317      $  8,177
      Depreciation and amortization                                   32,999         31,346        32,113
      Non-cash restructuring and inventory write-down                    721              -        12,000
      Cumulative effect of accounting change                            (983)             -         8,588
      Gain on sale of businesses                                           -         (9,023)      (12,048)
      Deferred liabilities                                            (6,727)         4,634        (1,497)

      Changes in assets and liabilities,
         net of acquisitions
           Accounts receivable                                        (1,470)         7,581        (9,667)
           Inventories                                                (3,137)        (5,686)       (9,122)
           Other current assets                                        3,742         (1,421)        1,141
           Accounts payable                                            7,381         14,445       (11,833)
           Accrued liabilities                                          (700)         2,156        (9,204)
           Other                                                       4,168          1,421           932
                                                                    --------      ---------      --------
              Net Cash Provided by Operations                         40,341         64,770         9,580

Investing Activities
      Additions to property, plant, and equipment                    (21,535)       (47,360)      (46,763)
      Settlement related to business acquisition                      (2,500)             -             -
      Acquisitions, net of cash acquired                                   -         (1,200)      (12,247)
      Proceeds from sale of businesses                                     -         35,604        25,445
      Other                                                           (1,767)           300           547
                                                                    --------      ---------      --------
              Net Cash Used by Investing Activities                  (25,802)       (12,656)      (33,018)

Financing Activities
      Additions to long-term debt                                     74,560         36,154        85,871
      Reduction in long-term debt                                   (106,857)       (66,993)      (30,216)
      Short-term borrowings                                           13,569        (21,065)      (29,978)
      Purchase of treasury stock                                      (1,255)        (4,594)            -
      Proceeds from sale leaseback                                     6,488         10,105             -
      Dividends                                                       (4,851)        (5,109)       (5,154)
      Other                                                              198             36           510
                                                                    --------      ---------      --------
              Net Cash (Used) Provided by Financing Activities       (18,148)       (51,466)       21,033
                                                                    --------      ---------      --------
Effect of exchange rate changes on cash                                 (257)          (742)         (181)
                                                                    --------      ---------      --------
Net change in cash and cash equivalents                               (3,866)           (94)       (2,586)
Cash and cash equivalents at beginning of year                         6,928          7,022         9,608
                                                                    --------      ---------      --------
              Cash and Cash Equivalents at End of Year              $  3,062      $   6,928      $  7,022
                                                                    ========      =========      ========

Supplemental disclosure of non-cash investing and financing activities:

Purchase price settlement related to business acquisition:
      Disposition of common stock price protection liability        $ (8,196)
      Acquisition of treasury shares                                  (4,304)
      Less reduction in original purchase price                       10,000
                                                                    --------
                                                                    $ (2,500)
                                                                    ========

See notes to  consolidated  financial  statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands except per share amounts)

ACCOUNTING POLICIES
The consolidated financial statements include the accounts of Amcast Industrial Corporation and its domestic and foreign subsidiaries (the Company).
Intercompany accounts and transactions have been eliminated. The Company's investment in Casting Technology Company (CTC), a joint venture, is included in the accompanying consolidated financial statements using the equity method of accounting. The Company's investment in CTC was $7,266 and $2,394 at August 31, 2000 and 1999, respectively, and is included in Other Assets. Operations of the Company's European subsidiaries are included in the consolidated financial statements for periods ending one month prior to the Company's fiscal year end in order to ensure timely preparation of the consolidated financial statements.

For foreign subsidiaries, the local foreign currency is the functional currency. Assets and liabilities are translated into U.S. dollars at the rate of exchange existing at year-end. Translation gains and losses are included as a component of shareholders' equity and comprehensive income. Income statement amounts are translated at the average monthly exchange rates. Transaction gains and losses are included in the statement of income and were not material.

Revenue is recognized at the time products are shipped to customers.

Cash and cash equivalents include amounts on deposit with financial institutions and investments with original maturities of 90 days or less.

Accounts receivable are stated net of allowances for doubtful accounts of $191 and $217 at August 31, 2000 and 1999, respectively. The Company held accounts receivable of $2,938 and $6,498 from CTC at August 31, 2000 and 1999, respectively and a note receivable of $3,000 at August 31, 1999. During 2000, the Company increased its investment in CTC with an additional capital contribution of $8,400 accomplished through conversion of the $3,000 note receivable and $5,400 of the accounts receivable.

Inventories are valued at the lower of cost or market using the last-in, first-out (LIFO) and the first-in, first-out (FIFO) methods. During 2000, as a result of a new enterprise resource planning (ERP) system implementation, the Company began capitalizing the cost of supplies and spare parts inventories, whereas previously the cost of these manufacturing supplies was expensed when purchased. Management believes this change is preferable in that it provides for a more appropriate matching of revenues and expenses. The total amount of inventory capitalized and reported as a cumulative effect of a change in accounting principle, retroactive to September 1, 1999, was $983 net of taxes of $602. The effect of the change in 2000 was to increase income before cumulative effect of accounting change by $248 ($0.03 per diluted share). Additional disclosures pursuant to Accounting Principles Board Opinion No. 20, "Accounting Changes" are not provided since supplies inventory was not monitored for financial reporting purposes prior to the implementation of the ERP system and, consequently, the information is not available.

Property, plant, and equipment are stated at cost. Expenditures for significant renewals and improvements are capitalized. Repairs and maintenance are charged to expense as incurred. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets as follows: buildings - 20 to 40 years; machinery and equipment - 3 to 20 years. Effective September 1, 1999, the depreciable lives of certain assets of foreign subsidiaries were changed based upon a study performed by an independent appraisal company. The effect of this change was a reduction of depreciation expense and a corresponding increase in income before income taxes of approximately $2,400. As a result, net income increased by $1,488 ($0.17 per share). Tooling expenditures reimbursable by the customer are capitalized and classified as a current asset. Tooling expenditures not reimbursable by the customer are capitalized and classified with property, plant, and equipment then charged to expense over the estimated useful life.

Goodwill represents the excess of the cost of businesses acquired over the fair market value of identifiable net assets at the dates of acquisition. Goodwill is amortized on a straight-line basis over 40 years. Accumulated amortization of goodwill was $5,048 and $3,494 at August 31, 2000 and 1999, respectively. The carrying value of goodwill is evaluated periodically in relation to the operating performance and future undiscounted cash flows of the underlying businesses.

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

Earnings per common share are calculated under the provisions of SFAS No. 128, "Earnings per Share." The calculation of basic earnings per share is based on the weighted-average number of common shares outstanding. The calculation of diluted earnings per share is based on the weighted-average number of common shares outstanding plus all potential dilutive common shares outstanding.

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

Accounting  standard  adopted  during 2000 includes  Emerging  Issues Task Force
(EITF) 99-5, "Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements." EITF 99-5 provides guidance for the capitalization, under certain circumstances, of costs incurred to design and develop molds, dies, and other tools that will be used to produce products that will be sold under a long-term supply arrangement. EITF 99-5 is effective for design and development costs incurred after December 31, 1999. The adoption of EITF 99-5 did not have a material effect on the Company's consolidated results of operations, financial position, or cash flows.

During 1999, the Company adopted SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which requires that certain costs related to developing or obtaining internal use software should be capitalized. The adoption of this standard did not have a material effect on the Company's consolidated results of operations, financial position, or cash flows.

New accounting standards issued include SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS Nos. 137 and 138, which establishes a comprehensive standard for the recognition and measurement of derivatives and hedging activities. The new standard requires that all derivatives be recognized as assets or liabilities in the statement of financial position and measured at fair value. Gains or losses resulting from changes in fair value are required to be recognized in current earnings unless specific hedge criteria are met. SFAS No. 133 will become effective for the Company beginning in the first quarter of fiscal year 2001. The Company has not determined the effect of this new standard; however, due to the Company's limited use of derivatives, the impact is not expected to be material.

ACQUISITIONS, DIVESTITURES, AND RESTRUCTURING

On October 16, 1998, the Company sold Superior Valve Company for $35,604 in cash. The transaction resulted in a pre-tax gain of $9,023. The business, acquired by Amcast in 1986, produces specialty valves and related products for the compressed gas and commercial refrigeration markets. Results for fiscal 1999 and 1998 included sales of approximately $4,600 and $42,000, respectively, in the Company's Flow Control segment.

Effective March 30, 1998, the Company sold its Rancho Cucamonga, California investment casting operation, Amcast Precision, for $25,445 in cash. The transaction resulted in a pre-tax gain of $12,048. The facility, acquired by Amcast in 1987, produces ferrous and nonferrous castings for the aerospace industry. Results for fiscal 1998 included sales of approximately $13,100 in the Engineered Components segment. This was the only Amcast operation involved in the aerospace industry.

On April 9, 1998, the Company acquired Lee Brass Company, a privately-owned company located in Anniston, Alabama. Lee Brass is a major manufacturer of cast brass products for residential, commercial, and industrial plumbing systems. Following the acquisition of Lee Brass, the Company consolidated its two brass foundry operations and ceased production at its Flagg Brass plant located in Stowe, Pennsylvania. The consolidation plan included the transfer of certain product lines to Lee Brass, the closure of the Flagg Brass facility, and the termination of approximately 100 salaried and hourly personnel. In connection with the consolidation plan, during 1998, the Company recorded a restructuring charge of $5,800 for facility exit costs and a charge of $2,200, included in cost of sales, primarily for a non-cash write-down of inventory to its net realizable value. Key components of the $5,800 restructuring charge were $4,900 for a non-cash write-down of assets to their fair value, $500 for severance and other termination benefits, and $400 for other facility closure costs. As of August 31, 2000, all associates had been terminated and all of the severance and most of the facility closure costs had been charged against the liability. During 1999, the Company wrote off $4,504 of net assets related to the Flagg Brass operation against the previously established long-term reserve. The Company expects that the disposition of the remaining Flagg Brass assets will be completed by the end of fiscal 2002. Results for 1998 included sales for Flagg Brass of approximately $7,800 in the Flow Control segment.

     During 1998, the Company also re-evaluated its reserves related to several iron factories previously closed in the 1980's and early 1990's. As a result, a restructuring charge of $4,000 was recorded to cover higher than expected medical benefits and workers compensation related to these previously closed facilities.

      During 2000, The Company re-assessed its reserves related to the aforementioned foundaries and recorded a net restructuring charge of $721 to cover higher than expected medical benefits and workers compensation expenses related to the closed facilities. A reduction in certain other restructuring reserves, primarily for product liability and warranty claims for divested operations, is included in the net charge for 2000.

     At the end of 1997, the Company acquired all of the outstanding stock of Speedline S.p.A. and its subsidiaries (Speedline). The purchase agreement contained a provision to protect the seller from stock price fluctuations. During 2000, the Company resolved several matters with the seller which, among other items, resulted in the purchase by the Company of 478,240 shares of the Company's common stock held by the seller, a reduction in the purchase price (goodwill) of $10,000 and a net cash payment to the seller of $2,500.

INVENTORIES
The major components of inventories as of August 31 are:

                                                            2000          1999
Finished products                                         $ 40,013     $ 36,979
Work in process                                             23,932       21,833
Raw materials and supplies                                  18,661       20,801
                                                          --------     --------
                                                            82,606       79,613
Less amount to reduce certain inventories to LIFO value      5,094        2,447
                                                          --------     --------
                                                          $ 77,512     $ 77,166
                                                          ========     ========

Inventories reported on the FIFO method, primarily in foreign locations, were $30,343 and $30,802 at August 31, 2000 and 1999, respectively. The estimated replacement cost of inventories is the amount reported before the LIFO reserve.

LONG-TERM DEBT AND CREDIT ARRANGEMENTS

The following table summarizes the Company's long-term borrowings at August 31:

                                                             2000         1999
Senior notes                                              $ 50,000     $ 50,875
Revolving credit notes                                      77,510      112,793
Lines of credit                                             16,200            -
Industrial revenue bonds                                         -        5,750
Other debt                                                   3,388        4,014
Capital leases                                               3,219        6,811
                                                          --------     --------
                                                           150,317      180,243
Less current portion                                         3,044        6,182
                                                          --------     --------
Long-Term Debt                                            $147,273     $174,061
                                                          ========     ========

     The senior notes bear interest at 7.09% and require periodic principal payments beginning in November 2002 through November 2005.

     In August 1997, the Company replaced its prior credit facility with a new Credit Agreement (the Agreement) that provided for up to $200,000 in borrowings through August 2002. During 2000, the Company amended the Agreement and among other things, these amendments changed certain financial covenants (including the interest coverage and debt-to-earnings ratios) and added certain affirmative covenants. The amendments also included increases to the applicable LIBOR margin. Effective June 2000, the Company reduced the amount of the Agreement to $150,000. At August 31, 2000, $77,510 was outstanding under the Agreement with an average interest rate of 6.37%. In addition, a commitment fee is payable on the unused portion of the credit line (0.5% at August 31, 2000). The Company also has lines of credit totaling $27,000 of which $16,200 was outstanding at August 31, 2000 with an average interest rate of 8.32%.

     Debt  covenants  require the Company to  maintain  certain  debt-to-equity, debt-to-earnings, and interest coverage ratios. Other provisions limit subsidiary indebtedness. At August 31, 2000, $27,609 of retained earnings was available for the payment of dividends.

     Other debt consists of various mortgage loans with variable interest rates, ranging from 3.0% to 12.58% that require periodic principal payments through 2006. These obligations are secured by property, plant, and equipment with a net book value of $11,760 at August 31, 2000.

     Capitalized lease obligations provide for aggregate payments, including interest, of approximately $3,400 annually, payable through 2002. At August 31, 2000, future minimum payments for the leases were $3,629, including $410 representing interest.

     The Company also has guaranteed debt totaling $14,508 at August 31, 2000, for Casting Technology Company.

     The carrying amounts of the Company's debt instruments approximate fair value as defined under SFAS No. 107. Fair value is estimated based on discounted cash flows, as well as other valuation techniques. Long-term debt maturities for each of the next five years are $3,044 in 2001, $95,440 in 2002, $13,236 in 2003, $12,999 in 2004, and $12,742 in 2005.

     The Company's foreign operations have short-term lines of credit totaling approximately $26,300 which are subject to annual review by the lending banks. At August 31, 2000, the average interest rate for the short-term lines of credit was 5.26%. Amounts outstanding under these lines of credit are payable on demand and total $1,584 as of August 31, 2000.

     Interest paid was $12,945,  $13,044,  and $14,823 in 2000,  1999, and 1998,
respectively.

LEASES

     The Company has a number of operating lease agreements primarily involving machinery, physical distribution, and computer equipment. Certain of these leases contain renewal or purchase options that vary by lease. These leases are noncancelable and expire on dates through 2009.

     During 1999 and 2000, the Company entered into sale-leaseback transactions whereby the Company sold new and existing manufacturing equipment and leased it back for 7 years. The leasebacks are being accounted for as operating leases. The gains of $2,044 have been deferred and are being amortized to income over the lease term.

     Rent expense was $5,277, $3,215, and $3,891 for the years ended August 31, 2000, 1999, and 1998, respectively.

     The following is a schedule by year of future minimum rental payments required under the operating leases that have initial or remaining noncancelable lease terms in excess of one year as of August 31, 2000:

2001                                                      $  4,205
2002                                                         3,909
2003                                                         3,495
2004                                                         2,924
2005                                                           984
2006 and thereafter                                            897
                                                          --------
Total Minimum Lease Payments                              $ 16,414
                                                          ========

PENSION PLANS AND POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS
         Pension Plans: The Company has a noncontributory defined benefit pension plan covering certain employees. The plan covers salaried employees and provides pension benefits that are based on years of credited service, employee compensation during years preceding retirement, and the primary social security benefit. The plan also covers hourly employees and provides pension benefits of stated amounts for each year of credited service. The Company's policy is to fund the annual amount required by the Employee Retirement Income Security Act of 1974. Plan assets consist of U.S. Treasury bonds and notes, U.S. governmental agency issues, corporate bonds, and common stocks. The plan held 350,000 common shares of the Company at August 31, 2000 (3.0% of plan assets) and 1999 (4.6% of plan assets).

         On July 1, 1999, the Company amended its defined benefit pension plan with respect to certain salaried and hourly employees by establishing a defined benefit cash balance pension plan (the Plan). The Plan provides pension benefits that are based on years of credited service and employee compensation during years preceding retirement. Employees who met certain age and service requirements remained in the defined benefit pension plan. In August 2000, the Company amended the Plan to provide additional benefits to certain former employees. This amendment increased the Company's obligations under the Plan by $3,945, which will be amortized against income over approximately 17 years.

         The Company also has an unfunded nonqualified supplementary benefit plan through which the Company provides supplemental pension payments in excess of qualified plan payments including payments in excess of limits imposed by federal tax law and other benefits. The plan covers certain officers and key employees.

         In addition, the Company participates in a multiemployer plan that provides defined benefits to certain bargaining unit employees. The Company's contributions to the multiemployer plan totaled $344, $293, and $241 for 2000, 1999 and 1998, respectively.

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

         In prior years, health care and life insurance benefits for retired employees of closed facilities were provided for at the time the related facility was closed. The accrued postretirement benefit obligation for these retirees was $877 and $1,100 at August 31, 2000 and 1999, respectively.

         Effective September 1, 1998, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." In accordance with SFAS No. 132, the following tables provide a reconciliation of the change in the benefit obligation, the change in plan assets, and a statement of the funded status of the plans.

                                                              Pension Benefits       Postretirement Benefits
                                                          ----------------------     -----------------------

                                                              2000         1999          2000        1999
                                                          ---------    ---------       -------    --------
Change in Benefit Obligation
Benefit obligation at beginning of year                   $  98,582    $ 106,334       $ 3,260    $  3,900
Service cost                                                  1,555        2,117            22          50
Interest cost                                                 6,925        7,104           226         262
Plan amendments                                               5,047       (1,367)            -           -
Actuarial (gain) loss                                        (7,591)      (6,244)         (118)        (98)
Plan curtailment                                                  -       (1,804)            -        (559)
Benefits paid                                                (7,799)      (7,558)         (532)       (295)
                                                          ---------    ---------       -------    --------
Benefit obligation at end of year                         $  96,719    $  98,582       $ 2,858    $  3,260
                                                          ---------    ---------       -------    --------

Change in Plan Assets
Fair value of plan assets at beginning of year            $ 120,192    $ 114,681             -           -
Actual return on plan assets                                 20,682       12,981             -           -
Employer contribution                                            92           88           532         295
Benefits paid                                                (7,799)      (7,558)         (532)       (295)
                                                          ---------    ---------       -------    --------
Fair value of plan assets at end of year                  $ 133,167    $ 120,192       $     -    $      -
                                                          ---------    ---------       -------    --------

Funded Status
Funded status                                             $  36,448     $ 21,610       $(2,858)   $ (3,260)
Unrecognized net actuarial (gains) loss                     (38,483)     (20,757)        1,266       1,443
Unrecognized prior service cost                               6,038        1,070             -           -
Unrecognized transition asset                                  (837)      (1,394)            -           -
                                                          ---------    ---------       -------    --------
Net asset (liability)                                     $   3,166    $     529       $(1,592)   $ (1,817)
                                                          ---------    ---------       -------    --------

Amounts recognized in Statements of Financial Condition
Prepaid (accrued) benefit cost                            $   3,166    $     529       $(1,592)   $ (1,817)
Additional minimum liability                                   (723)        (401)            -           -
Intangible asset                                                723           11             -           -
Accumulated other comprehensive losses                            -          390             -           -
                                                          ---------    ---------       -------    --------
Net amount recognized                                     $   3,166    $     529       $(1,592)   $ (1,817)
                                                          =========    =========       =======    ========

         The assumptions used in the measurement of the Company's benefit obligation and net periodic benefit cost were as follows:

                                    Pension Benefits     Postretirement Benefits
                                   -------------------   -----------------------
                                    2000          1999     2000         1999
                                   -----         -----   ------       -------
Weighted-average assumptions
Discount rate                       8.3%          7.3%     8.3%         7.3%
Expected return on plan assets     10.5%         10.0%        -            -
Rate of compensation increase       4.7%          4.7%        -            -

         The assumed rates of future increases in per capita cost of health care benefits (health care trend rates) are 5.5% in 2000 and thereafter. Increasing the health care trend rate by one percentage point would increase the accumulated postretirement benefit obligation by $184 and would increase the 2000 postretirement benefit cost by $17. Decreasing the health care trend rate by one percentage point would decrease the accumulated postretirement benefit obligation $162 and would decrease the 2000 postretirement benefit cost by $15.

         The components of net periodic benefit cost included in results of operations are as follows:

                                                Pension Benefits            Postretirement Benefits
                                        -------------------------------    ------------------------

                                           2000        1999       1998       2000    1999     1998
                                        --------     -------    -------    -------  ------    -----
Net Periodic Benefit Cost
Service cost                            $  1,555     $ 2,117    $ 1,680    $    22  $   50   $   41
Interest cost                              6,925       7,104      7,083        226     262      285
Expected return on plan assets           (10,594)     (9,088)    (8,369)         -       -        -
Amortization of prior service cost            79         334        235          -       -        -
Recognized net actuarial loss                 47          39         59         60      65       53
Amortization of transition asset            (558)       (558)      (558)         -       -        -
Adjustment for settlement                      -           -          -          -       -        -
Dispositions                                   -        (305)         -          -     (47)       -
Curtailment gain                               -      (1,089)         -          -    (511)       -
                                        --------    --------    -------    -------  ------    -----
Net periodic benefit cost( benefit)     $ (2,546)   $ (1,446)   $   130    $   308  $ (181)  $  379
                                        ========    ========    =======    =======  ======    =====

 The Company also sponsors a deferred compensation profit sharing plan for the benefit of substantially all domestic salaried employees. The Company provides a 25% match on employee contributions up to 6% of eligible compensation and a supplemental savings match from 1% to 35% based on the Company achieving a minimum return on shareholders' equity and subject to IRS limitations. Matching contributions made by the Company totaled $734, $369, and $333 for 2000, 1999, and 1998, respectively.

     Included in deferred liabilities at August 31, 2000 and 1999, is an accrual totaling $10,439 and $11,063, respectively, for termination benefits for Speedline employees. The liability is based on the employee's length of service, position, and remuneration, and is payable upon separation. There is no vesting period or funding requirement associated with the liability.

COMMITMENTS AND CONTINGENCIES
         At August 31, 2000, the Company has committed to capital expenditures of $10,027 in 2001, primarily for the Engineered Components segment.

         The Company, as is normal for the industry in which it operates, is involved in certain legal proceedings and subject to certain claims and site investigations which arise under the environmental laws and which have not been finally adjudicated.

The Company has been identified as a potentially responsible party by various state agencies and by the United States Environmental Protection Agency (U.S.
EPA) under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, for costs associated with U.S. EPA-led multi-party sites and state environmental agency-led remediation sites. The majority of these claims involve third-party owned disposal sites for which compensation is sought from the Company as an alleged waste generator for recovery of past governmental costs or for future investigation or remedial actions at the multi-party sites. There are two Company-owned properties where state-supervised cleanups are expected. The designation as a potentially responsible party and the assertion of such claims against the Company are made without taking into consideration the extent of the Company's involvement with the particular site. In each instance, claims have been asserted against a number of other entities for the same recovery or other relief as was asserted against the Company. These claims are in various stages of administrative or judicial proceeding. The Company has no reason to believe that it will have to pay a significantly disproportionate share of clean-up costs associated with any site. To the extent possible, with the information available at the time, the Company has evaluated its responsibility for costs and related liability with respect to the above sites. In making such evaluation, the Company did not take into consideration any possible cost reimbursement claims against its insurance carriers. The Company is of the opinion that its liability with respect to those sites should not have a material adverse effect on its financial position or results of operations. In arriving at this conclusion, the principal factors considered by the Company were ongoing settlement discussions with respect to certain of the sites, the volume and relative toxicity of waste alleged to have been disposed of by the Company at certain sites, which factors are often used to allocate investigative and remedial costs among potentially responsible parties, the probable costs to be paid by other potentially responsible parties, total projected remedial costs for a site, if known, and the Company's existing reserve to cover costs associated with unresolved environmental proceedings. At August 31, 2000, the Company's accrued undiscounted reserve for such contingencies was $1,575.

     Allied-Signal Inc. (now Honeywell) brought an action against the Company seeking a contribution from the Company equal to 50% of Honeywell's estimated $30,000 remediation cost in connection with a site in southern Ohio. The Company believes its responsibility with respect to this site is very limited due to the nature of the foundry sand waste it disposed of at the site. The court has rendered its decision on this case, however, the exact amount of the verdict has not yet been determined by the court. The amount will be significantly less than the amount sought by the plaintiff and the Company estimates its liability associated with the action to be between $500 and $1,500. The Company believes its liability is at the low end of this range.

     In prior years, the Company had recorded a liability for a legal claim asserted by former employees at its Flagg Brass operations. Due to the terms of a settlement reached during 2000 relative to this obligation, a liability in the amount of $2,226 was reversed through a reduction in SG&A expense.

     Increasingly, major automotive industry companies are withholding partial payment for goods received. Often, this is a negotiating tactic for costs incurred by the customer in which the customer believes that the supplier should participate. Generally, payment is received, however, only after several months have passed. At August 31, 2000, the Company has $2,037 of accounts receivable being withheld pending final resolution of various issues. It is anticipated that this amount will ultimately be collected.

MAJOR CUSTOMERS AND CREDIT CONCENTRATION
     The Company sells products to customers primarily in the United States and Europe. The Company performs ongoing credit evaluations of customers, and generally does not require collateral. Allowances are maintained for potential credit losses and such losses have been within management's expectations. On August 31, 2000, total trade receivables from the domestic and foreign automotive industry were $57,928, and $ 19,945 was due from the construction industry.

     Sales to Engineered Components' largest customer, General Motors, were $157,099, $136,469, and $105,720 for the years ended August 31, 2000, 1999, and
1998, respectively. Trade receivables from General Motors on August 31, 2000 and 1999, were $7,845 and $14,570, respectively, and were current. No other single customer accounted for a material portion of trade receivables.

INCOME TAXES

For  financial  reporting  purposes,  income  before  income taxes  includes the following components:
                                                  2000       1999        1998
United States                                    $  135   $ 23,005    $ 17,736
Foreign                                           5,287      8,533       5,239
                                                 ------   --------    --------
                                                 $5,422   $ 31,538    $ 22,975
                                                 ======   ========    ========

The provisions for income taxes on continuing operations are as follows:
Currently payable
      State and local                            $   62   $  1,002    $    222
      Foreign                                     3,142      3,450       2,232
      Federal                                        61      5,499       5,360
                                                 ------   --------    --------
                                                  3,265      9,951       7,814
Deferred
      State and local                                78        133          (4)
      Foreign                                    (1,053)      (803)     (2,091)
      Federal                                      (232)     2,940         491
                                                -------   --------    --------
                                                 (1,207)     2,270      (1,604)
                                                -------   --------    --------
                                                 $2,058   $ 12,221    $  6,210
                                                 ======   ========    ========

Reconciliation of income taxes computed by applying the statutory federal income tax rate to the provisions for Income taxes are as follows:

Federal income tax at statutory rate             $1,898   $ 11,038    $  8,041
Federal tax credits                                (200)      (108)       (140)
State income taxes                                  117        784         144
Goodwill amortization                               507        852         424
Higher effective income taxes of other countries    454        954         268
Foreign tax basis step-up                             -     (1,590)          -
Change in Italian tax rates                           -          -      (2,562)
Other                                              (718)       291          35
                                                 ------   --------    --------
                                                 $2,058   $ 12,221    $  6,210
                                                 ======   ========    ========

Significant components of deferred tax assets and liabilities are as follows:
                                                             2000        1999
                                                          --------    --------
Deferred tax assets related to
Accrued compensation and related items                    $  3,090    $  2,272
Tax credit carryforwards                                     1,747       4,272
Net operating losses                                         9,179       7,115
Other                                                        2,096       5,516
                                                          --------    --------
                                                            16,112      19,175
Valuation allowance                                         (3,198)     (4,667)
                                                          --------    --------
                                                            12,914      14,508
Deferred tax liabilities related to
Depreciation                                                31,954      32,874
Other                                                        5,584       8,995
                                                          --------    --------
                                                            37,538      41,869
                                                          --------    --------
Net deferred tax liabilities                              $ 24,624    $ 27,361
                                                          ========    ========

The Company has foreign net operating loss carryforwards totaling $20,117, of this total, $8,643 will expire in years 2001 through 2005 and $11,475 have an unlimited carryforward. The Company also has a current year domestic net operating loss of $1,736 that will expire in 2020. In addition, the Company has income tax credits of $200 expiring in 2020 and an alternative minimum tax credit of $1,547 which has an unlimited carryforward period. For financial reporting purposes, a valuation allowance of $3,198 has been recognized to offset the deferred tax assets related to those carryforwards.

     Income taxes paid by the Company totaled $4,342, $7,000, and $5,701 in 2000, 1999, and 1998, respectively.

     Undistributed earnings of the Company's foreign subsidiaries are considered to be permanently reinvested and, accordingly, no provisions for U.S. income taxes have been provided thereon. It is not practical to determine the deferred tax liability for temporary differences related to these undistributed earnings.

STOCK OPTIONS
     The Company has two plans under which stock options for the purchase of common shares can be granted. The 1999 Stock Incentive Plan provides for the granting of options for the purchase of a maximum of 425,000 shares, stock appreciation rights, performance awards, and restricted stock awards to key employees of the Company. Options awarded under the plan may not be granted at an option price less than the fair market value of a share on the date the option is granted, and the maximum term of an option may not exceed ten years. All options currently granted under the plan are exercisable one year after the date of grant.
     The 1999 Director Stock Option Plan provides for the granting of options for the purchase of a maximum of 150,000 shares. Under the plan, each person serving as a director of the Company on the first business day of January of each year, who is not employed by the Company, is automatically granted options for the purchase of 1,500 shares. All options were granted at an option price equal to the fair market value of a share on the date of grant. Each option is exercisable one year after the date of grant and the maximum term of an option may not exceed ten years.
     Certain options also remain outstanding and exercisable from prior stock option plans. Information regarding the Company's stock option plans for the years ended August 31, 2000, 1999, and 1998 is as follows: Information regarding options outstanding at August 31, 2000, is as follows:

                                                       2000                  1999                       1998
                                            -----------------------  -----------------------  -----------------------

                                                          Weighted-                Weighted-                Weighted-
                                                          Average                  Average                  Average
                                                          Exercise                 Exercise                 Exercise
                                              Shares       Price       Shares       Price       Shares       Price
                                            -----------  ----------  ----------  -----------  ----------  ----------

Outstanding at beginning of year              668,494       $19.21     571,337       $19.94      472,525      $18.96
Granted                                       161,346       $14.18     132,657       $16.46      149,601      $22.78
Exercised                                     (19,071)      $10.38      (2,000)      $18.03      (30,539)     $18.25
Cancelled                                    (162,977)      $18.63     (33,500)      $20.86      (20,250)     $20.78
                                            ---------                ---------                ----------
Outstanding at end of year                    647,792       $18.36     668,494       $19.21      571,337      $19.94
                                            =========                =========                ==========
Options exercisable at end of year            510,607       $19.51     535,837       $19.89      421,736      $18.93
                                            =========                =========                ==========
Weighted-average fair value of
   options granted during the year            $4.81                    $3.36                     $4.95
                                              =====                    =====                     =====

Information regarding options outstanding at August 31, 2000, is as follows:

                                      Options Outstanding                   Options Exercisable
                             --------------------------------------        ----------------------
                                          Weighted        Weighted-                     Weighted-
                                          Remaining        Average                       Average
                                         Contractual      Exercise                      Exercise
Range of Exercise Prices      Number        Life            Price           Number        Price
------------------------      ------     -----------      ---------        --------     ---------

$8.50 -  $14.50               86,968      6.8 years        $11.63            29,468        $11.47
$15.53 - $19.81              360,784      6.9 years        $17.13           281,099        $17.51
$20.44 - $25.91              200,040      5.5 years        $23.50           200,040        $23.50

     The Company has elected to adopt the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and continue to apply Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized related to the Company's stock option plans. Consistent with the provisions of SFAS 123, had compensation cost been determined based on the fair value at the grant date for awards in fiscal 2000, 1999, and 1998 the Company's net income and net income per share would be reduced for such years as follows.

                                             2000      1999      1998
                                            ------    ------    ------

Proforma effect on net income               $  430    $  290    $  523

Proforma effect on net income per share:

Basic                                       $ 0.05    $ 0.03    $ 0.06

Diluted                                     $ 0.05    $ 0.03    $ 0.06

       The fair value of each option grant was estimated as of the grant date using the Black-Scholes option-pricing model with the following assumptions:

                                          2000            1999            1998
                                   ------------    ------------    ------------

Expected volatility                      46.0%           23.0%           23.0%

Dividend yield                           4.42%           3.31%           2.26%

Expected life of option in years           5.0             5.0             3.5

Risk-free interest rates           5.7% - 6.8%     4.4% - 5.6%     5.8% - 6.6%

EARNINGS PER SHARE

The following table reflects the calculations for basic and diluted earnings per share for the three years ended August 31:
                                          2000         1999        1998
                                        --------     -------     -------
Income before cumulative effect
   of accounting change                 $  3,364     $19,317     $16,765
                                        ========     ========    =======
Net income                              $  4,347     $19,317     $ 8,177
                                        ========     ========    =======
Basic Earnings per Share:
Basic shares                               8,788       9,144       9,200
                                        ========     ========    =======
Income before cumulative
    effect of accounting change         $   0.38     $ 2.11      $  1.82
                                        ========     ========    =======
Net income                              $   0.49     $ 2.11      $  0.89
                                        ========     ========    =======

Diluted Earnings per Share
Basic shares                               8,788       9,144       9,200
Stock options                                  4          18          50
                                        --------     -------     -------
Diluted shares                             8,792       9,162       9,250
                                        ========     ========    =======
Income before cumulative
    effect of accounting change         $   0.38     $  2.11     $  1.81
                                        ========     ========    =======
Net income                              $   0.49     $  2.11     $  0.88
                                        ========     ========    =======

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

BUSINESS SEGMENTS

During 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This Statement requires the Company to report financial and descriptive information about its operating segments on the same basis that is used internally to assess operating performance and allocate resources to segments. Operating segments are organized internally primarily by the type of products produced and markets served, and in accordance with SFAS No. 131, the Company has aggregated similar operating segments into two reportable segments: Flow Control Products and Engineered Components. Adoption of the new standard did not result in a change in the Company's reportable segments.

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

         The Company evaluates segment performance and allocates resources based on several factors, of which net sales and operating income are the primary financial measures. The accounting policies of the reportable segments are the same as those described in the footnote entitled "Accounting Policies" of the Notes to the Consolidated Financial Statements. There are no intersegment sales.

                                          Net Sales                   Operating Income
                                   2000      1999      1998        2000 *    1999     1998 *
Flow Control Products           $147,697  $153,903  $180,596     $22,214   $26,919  $27,931
Engineered Components            462,958   435,030   393,818       6,692    19,708   19,609
Corporate                              -         -         -      (6,628)   (9,540)  (9,630)
                                --------  --------  --------     -------   -------  -------
                                 610,655   588,933   574,414      22,278    37,087   37,910
Restructuring and
Integration charges                    -         -         -        (721)        -  (12,000)
Disposition of businesses              -         -         -           -     9,023   12,048
Equity in loss of joint
venture and other
income (expense)                       -         -         -      (3,206)   (1,390)      62
Interest expense                       -         -         -     (12,929)  (13,182) (15,045)
                                --------  --------  --------     -------   -------  -------
Total net sales and
income before taxes             $610,655  $588,933  $574,414     $ 5,422   $31,538  $22,975
                                ========  ========  ========     =======   =======  =======

                                    Capital Expenditures       Depreciation and Amortization
                                   2000      1999      1998        2000      1999     1998
Flow Control Products           $  4,435  $  6,266  $  9,085    $  5,497   $ 5,322  $ 6,114
Engineered Components             17,018    40,799    37,535      26,445    25,018   24,545
Corporate                             82       295       143       1,057     1,006    1,454
                                --------  --------  --------    --------   -------  -------
                                $ 21,535  $ 47,360  $ 46,763    $ 32,999   $31,346  $32,113
                                ========  ========  ========    ========   =======  =======

                                        Total Assets
                                    2000     1999      1998
Flow Control Products           $ 82,070  $ 81,673  $112,874
Engineered Components:           317,526   361,753   362,742
Corporate                         80,790    90,060    87,834
                               ---------- --------  --------
                                $480,386  $533,486  $563,450
                                ========= ========  ========

* Income before cumulative effect of a change in accounting principle in 2000 and 1998.

The Company's manufacturing operations are conducted in the United States and Europe. Information about the Company's operations in different geographic areas for the years ended August 31, 2000, 1999, and 1998 is shown below. Net sales are based on the location of the customer.

                                     2000         1999         1998
                                   --------     --------     --------
Net Sales
United States                      $422,403     $392,960     $377,770
Other Europe                         92,319      107,602      101,125
Germany                              76,780       70,143       65,229
Other                                19,153       18,228       30,290
                                   --------     --------     --------
                                   $610,655     $588,933     $574,414
                                   ========     ========     ========

Long-Lived Assets
United States                      $146,908     $158,997     $175,229
Europe                               79,949       97,761       84,888
                                   --------     --------     --------
                                   $226,857     $256,758     $260,117
                                   ========     ========     ========

The Company's sales by product category are as follows:
                                     2000         1999         1998
                                   --------     --------     --------

Aluminum wheels                    $289,210     $301,490     $266,395
Brass and copper fittings           166,203      167,931      159,603
Aluminum automotive components      155,242      115,297       97,110
Valves                                    -        4,215       38,172
Other                                     -            -       13,134
                                   --------     --------     --------
                                   $610,655     $588,933     $574,414
                                   ========     ========     ========

QUARTERLY FINANCIAL DATA (UNAUDITED)
($ in thousands except per share data)
                                                                                                      For the
                                                                    Fiscal Quarter                      Year
                                             --------------------------------------------------------------------------------
2000                                                1st          2nd          3rd          4th
Net sales                                       $ 146,079    $ 150,009    $ 163,162    $ 151,405    $ 610,655
Gross profit                                       18,311       18,631       21,387       20,365       78,694
Income before cumulative effect
  of accounting change                              1,295          284        1,485          300        3,364

Income per share before cumulative
  effect of accounting change - basic              $ 0.14       $ 0.03       $ 0.17       $ 0.04       $ 0.38
Income per share before cumulative
  effect of accounting change - diluted            $ 0.14       $ 0.03       $ 0.17       $ 0.04       $ 0.38

Net income                                          2,278          284        1,485          300        4,347

Net income per share - basic                       $ 0.25       $ 0.03       $ 0.17       $ 0.04       $ 0.49
Net income per share - diluted                     $ 0.25       $ 0.03       $ 0.17       $ 0.04       $ 0.49

Average number of shares
outstanding - basic                                 8,956        8,949        8,863        8,406        8,788
Average number of shares
outstanding - diluted                               8,962        8,956        8,863        8,407        8,792

                                                                                                      For the
                                                                    Fiscal Quarter                      Year
                                             -----------------------------------------------------------------
1999                                                1st          2nd          3rd          4th
Net sales                                       $ 146,024    $ 141,734    $ 157,790    $ 143,385    $ 588,933
Gross profit                                       24,847       25,115       23,851       19,212       93,025

Net income                                         10,029        4,502        3,739        1,047       19,317

Net income per share - basic                       $ 1.09       $ 0.49       $ 0.41       $ 0.12       $ 2.11
Net income per share - diluted                     $ 1.09       $ 0.49       $ 0.41       $ 0.12       $ 2.11

Average number of shares
outstanding - basic                                 9,192        9,200        9,169        9,019        9,144
Average number of shares
outstanding - diluted                               9,202        9,227        9,188        9,034        9,162

Gross profit and net income for the first three quarters of fiscal 2000 have been restated from the amounts previously reported in the Company's Form 10-Q's. The restated amounts reflect the accounting change for supplies and spare parts inventories that was made retroactive to September 1, 1999. The effect of the restatements was to recognize the cumulative effect of this change in the first quarter, which decreased gross profit by $315 and increased net income by $792. Gross profit and net income decreased in the second quarter by $719 and $436, respectively, and in the third quarter by $551 and $356, respectively.

COMMON STOCK PRICE AND DIVIDENDS DECLARED

                              Fiscal 2000                                Fiscal 1999
                ------------------------------------       ------------------------------------

                     Common Stock                              Common Stock
                      Price Range          Dividends            Price Range           Dividends
Quarter           High          Low        Declared          High           Low       Declared
-------          --------     --------     ---------       --------      --------    ---------
First            $16          $12  3/8      14 cents       $18 15/16     $13 7/8       14 cents
Second           $17          $11  3/4      14 cents       $22           $15 5/16      14 cents
Third            $12  1/8     $8            14 cents       $19           $15 1/4       14 cents
Fourth           $12  1/8     $8  3/16      14 cents       $18 7/16      $14 1/2       14 cents